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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

NEW FRONTIER MEDIA, INC.
(Name of Subject Company)

NEW FRONTIER MEDIA, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

644398109
(CUSIP Number of Class of Securities)

Alan L. Isaacman
Chairman of the Board
6000 Spine Road, Suite 100
Boulder, Colorado 80301
(303) 444-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:
Keith E. Gottfried, Esq. Alston & Bird LLP The Atlantic Building 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Scott A. Berdan, Esq. Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302-5234 (303) 473-2700
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is New Frontier Media, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 6000 Spine Road, Suite 100, Boulder, Colorado 80301, and the Company's telephone number is (303) 444-0900.

Securities

        This Solicitation/Recommendation Statement on Schedule 14d-9 (together with any exhibits and annexes hereto, the "Schedule 14d-9") relates to the common stock, par value $0.0001 per share, of the Company (the "Common Stock").

        The shares of Common Stock are hereinafter referred to as the "Shares." As of close of business on October 26, 2012, there were (i) 16,264,213 Shares issued and outstanding and (ii) 1,370,152 Shares subject to issuance pursuant to the exercise of outstanding stock options.

Item 2.    Identity and Background of Filing Person

Name and Address

        The Company is the person filing this Schedule 14d-9 and is the subject company. The Company's name, address and telephone number are set forth in Item 1 above.

Tender Offer

        This Schedule 14d-9 relates to the tender offer by Flynt Broadcast, Inc. ("Merger Sub"), a Colorado corporation and wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company ("Parent"), pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price per share equal to (1) $2.02 (the "Offer Price"), net to the seller in cash, without interest and subject to any required withholding taxes, and (2) one contingent right per Company Share (a "CPR") which shall represent the contractual right to receive a Contingent Cash Payment (as such term is defined in the Contingent Payment Rights Agreement (the "CPR Agreement") in the form attached to the Merger Agreement as Exhibit A) (the aggregate consideration referred to in (1) and (2) and any other consideration per share paid pursuant to the Offer, the "Offer Consideration"), upon the terms and conditions set forth in the Offer to Purchase dated October 29, 2012 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be supplemented or amended from time to time, collectively, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the "Schedule TO") filed by Parent and Merger Sub with the Securities and Exchange Commission (the "SEC") on October 29, 2012. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 15, 2012 (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"), by and among Parent, Merger Sub and the Company. The Merger Agreement provides, among other things, that following completion of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Company (the "Merger" and together with the Offer and the other transactions contemplated by the Merger Agreement, the "Contemplated Transactions") upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Colorado Business Corporation Act, as amended (the "CBCA"). As a result of the Merger, any Shares that are not acquired in the Offer and remain outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held by Parent or any subsidiary of Parent (including Merger Sub), any Shares held by the Company as treasury shares or otherwise and any Shares held by shareholders who have perfected their statutory dissenters' rights under Article 113 of the CBCA), will be converted into the right to receive an amount equal to the Offer Consideration, net to the selling shareholder in cash, without interest (the "Merger Consideration") and subject to any required withholding taxes. Following the Effective Time, the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time is sometimes referred to herein as the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14d-9 and is incorporated herein by reference.

        The initial expiration time of the Offer is 12:00 midnight, New York City time, on Tuesday, November 27, 2012 (which is the end of the day on Tuesday, November 27, 2012), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Such initial expiration time or, in the event the initial expiration time has been extended pursuant to the Merger Agreement, the date and time to which the Offer has been extended, is referred to herein as the "Expiration Time." The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

        The Schedule TO states that the business address for Parent and Merger Sub is 8484 Wilshire Blvd., Suite 900, Beverly Hills, CA 90211.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Schedule 14d-9, to the knowledge of the Company, as of the date of this Schedule 14d-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates.

        The Information Statement attached hereto as Annex A is being furnished to the shareholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with Parent's right, pursuant to the Merger Agreement, to designate persons to the board of directors of the Company (the "Board") following the Merger Sub's acceptance for payment of the Shares tendered in the Offer. See "Arrangements between the Company and Parent and Merger Sub—Representation on Board" below for more information.

        Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule14D-9 and the Information Statement to the extent that any information contained herein or in the Information Statement modifies or supersedes such information.

Arrangements between the Company and Parent and Merger Sub

Merger Agreement

        The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO and Exhibit (a)(1) to this Schedule 14d-9, are incorporated in this Schedule 14d-9 by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14d-9 and is incorporated herein by reference.

        The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14d-9 to provide the Company's shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company's public reports filed with the SEC. In particular, the Merger Agreement contains customary representations and warranties the Company, Parent and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contracts among the Company, Parent and Merger Sub and may be subject to important qualifications and limitations agreed to by the Company, Parent and Merger Sub in connection with the negotiated terms, including, but not limited to, information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among the Company, Parent and Merger Sub rather than establishing matters as facts. The Company's shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Representation on Board

        The Merger Agreement provides that, upon the acceptance for payment of Shares (the "Offer Closing") pursuant to and subject to the satisfaction or waiver of the conditions of the Offer at the Expiration Time, Parent shall be entitled to designate to serve on the Board the number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Merger Sub (including Shares accepted for payment) bears to the total number of Shares outstanding. As a result, Parent will have the ability to designate a majority of the Board following consummation of the Offer. Under the Merger Agreement, the Company has agreed to cause Parent's designees to be elected or appointed to the Board, effective at consummation of the Offer, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time as Parent has appointed directors to the Board pursuant to the foregoing (the "Appointment Time"), the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board (other than the special committee of the Board previously formed to oversee the Company's review of strategic alternatives (the "Special Committee") which shall be constituted by, and carry out the functions and have the rights and responsibilities of the Independent Directors (as defined below) from the Offer Closing to the Effective Time) requested by Parent, and (B) each board of directors of each Subsidiary of the Company (and each committee thereof) as reasonably requested by Parent, in each case that represents the same percentage as such individuals represent on the Board.

        Following the Appointment Time and until the effective time of the Merger (the "Effective Time"), (i) the Company shall use commercially reasonable efforts to cause the Board to have at least three (3) directors who were directors of the Company on the date of the Merger Agreement or their successors (such directors, the "Independent Directors"), and (ii) the affirmative vote of a majority of the Independent Directors shall be required to authorize: (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement on behalf of the Company, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (iv) any waiver of compliance with any of the agreements, rights, remedies or conditions contained in the Merger Agreement for the benefit of the Company, (v) any contract between the Company and any of its subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates, on the other hand, (vi) any amendment of the Company's amended and restated articles of incorporation (the "Charter") or amended and restated bylaws (the "Bylaws"), if such action would adversely affect the Company's shareholders or the rights of certain indemnified parties pursuant to the Merger Agreement, (vii) any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Board, or (viii) any other action adversely affecting the rights of the shareholders of the Company.

Guarantee

        Concurrently with the execution and delivery of the Merger Agreement on October 15, 2012, Parent delivered to the Company the guarantee of L.F.P., Inc. ("Guarantor"), an affiliate of Parent, in favor of the Company with respect to certain obligations of Parent and Merger Sub under the Merger Agreement (the "Guarantee"). Pursuant to the Guarantee, Guarantor has irrevocably and unconditionally guaranteed to the Company the due and punctual payment by Parent and Merger Sub of all of the liabilities and obligations of Parent and Merger Sub under the terms of the Merger Agreement, including, without limitation, the Merger Sub's obligations to pay (i) at the Offer Closing, the Offer Price for each Share validly tendered pursuant to the Offer, (ii) at the Effective Time, the Merger Consideration, and any other payment or amount payable pursuant to the Merger Agreement, and (iii) any and all damages, losses, costs and expenses arising out of or related to any breach of the Merger Agreement by Parent or Merger Sub. Guarantor has also agreed to cause Parent and Merger Sub to perform all of their respective non-payment obligations pursuant to the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Guarantee, which has been included as Exhibit (e)(2) to this Schedule 14d-9 and is incorporated herein by reference.

Escrow Agreement

        Concurrently with the execution and delivery of the Merger Agreement on October 15, 2012, Parent, Merge Sub, the Company and U.S. Bank National Association, as Escrow Agent, entered into a Deposit Escrow Agreement (the "Escrow Agreement"), pursuant to which Merger Sub deposited $1 million into an escrow account in order to partially secure Parent's and Merger Sub's obligations under the Merger Agreement (but not as liquidated damages or constituting an exclusive remedy for any breach by Parent or Merger Sub thereunder). Disbursement of the escrowed amount to either Parent or the Company upon the Offer Closing or in the event of termination of the Merger Agreement under various circumstances is governed by the terms of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement, which has been included as Exhibit (e)(3) to this Schedule 14d-9 and is incorporated herein by reference.

Confidentiality Agreement

        As of May 9, 2012, the Company and Flynt Management Group, LLC ("Flynt Management"), an affiliate of Parent, entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which, among other things and subject to certain exceptions, Flynt Management and its affiliates (including Parent and Merger Sub) and representatives agreed to use evaluation material (as defined in the Confidentiality Agreement) furnished to them by the Company thereunder solely for the purpose of evaluating a possible transaction with the Company, not to disclose such evaluation material, and not to contact any employees of the Company regarding a possible transaction or to seek information in connection therewith. Following the execution of the Confidentiality Agreement, as part of the due diligence process for the Contemplated Transactions, the Company provided Parent with certain information regarding its business and operations.

        Under the Confidentiality Agreement, Flynt Management, for itself and its affiliates (including Parent and Merger Sub), also agreed, among other things, to certain "standstill" provisions for the protection of the Company for a period ending on the earlier of (i) the date that a transaction is publicly announced with any person other than Flynt Management or an affiliate, or (ii) two years from the date of the Confidentiality Agreement. It also agreed that, subject to certain limited exceptions, for a period of two years from the date of the Confidentiality Agreement, it would not, directly or indirectly, solicit for employment the Company's employees with whom it had contact as a result of its consideration of a transaction. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been included as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Company Director and Executive Officer Relationships with Parent

        As of the date of this Schedule 14d-9, Parent and Merger Sub have informed the Company that no members of the Company's current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Corporation. See "Representation on Board" above for information concerning the retention of Independent Directors on the Board until the Effective Time. As of the date hereof, Parent and Merger Sub have informed the Company that there have been no discussions of such retention with any individual director.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

        The Company's executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, which may be different from or in addition to those of the Company's shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Contemplated Transactions.

        For further information with respect to the compensation arrangements between the Company and its executive officers and directors and affiliates described in this Item 3, please see Annex A hereto.

        Below is a list of the Company's directors and executive officers as of the date hereof, stating their respective positions with the Company:

Name	Position
Melissa D. Hubbard	Director
Alan L. Isaacman	Director, Chairman of the Board
Walter Timoshenko	Director
Hiram J. Woo	Director
Marc Callipari	Chief Legal Officer
Scott Piper	Chief Technology and Information Officer
Grant Williams	Chief Financial Officer

Cash Payable for Outstanding Shares Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Consideration on the same terms and conditions as the other shareholders of the Company. As of October 26, 2012, the directors and executive officers of the Company beneficially owned, in the aggregate 359,525 Shares, excluding Shares issuable upon (i) exercise of options to acquire Shares ("Stock Options"), granted under the Company's 2010 Equity Incentive Plan, the Company's 2007 Stock Incentive Plan, the Company's 2001 Incentive Stock Plan, the Company's Millennium Incentive Stock Option Plan, the Company's 1999 Incentive Stock Plan and the Company's 1998 Incentive Stock Plan (collectively, the "Stock Plans"). If the directors and executive officers were to tender all of these Shares (other than Shares issuable under Stock Options) for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and executive officers would receive an aggregate Offer Price of $726,241 in cash, plus 359,525 CPR's pursuant to tenders into the Offer. The maximum Contingent Cash Payment payable in respect of a CPR is an additional $.06 per share in excess of the Offer Price.

Stock Options

        Under the Merger Agreement, each Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, will be cancelled and converted into the right to receive from Parent and the Surviving Corporation, as promptly as practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to such Stock Option as of immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of the Merger Consideration (including the amount of any Contingent Cash Payment in respect of a CPR) over the per Share exercise price under such Stock Option, less any taxes required to be withheld pursuant to applicable law.

        In the event that the per Share exercise price with respect to any Stock Option is equal to or greater than the Merger Consideration (including the amount of any Contingent Cash Payment in respect of a CPR), such Stock Option will be cancelled without consideration and have no further force or effect. As a result of the Contemplated Transactions (assuming no Contingent Cash Payment in respect of a CPR), the Company's directors and executive officers will receive no additional consideration upon the cancellation of Stock Options outstanding as of October 26, 2012. In the event the maximum Contingent Cash Payment were payable in respect of the CPR's pursuant to the Merger Agreement and Contingent Payment Rights Agreement, the Company's directors and executive officers would receive an aggregate of $8,000, less any taxes required to be withheld, upon the cancellation of the Stock Options outstanding as of October 26, 2012.

Section 16 Matters

        Pursuant to the Merger Agreement, the Company has agreed to take all steps as may be required to cause to be exempt under Rule 16b-3 under the Exchange Act any dispositions of Shares that are treated as dispositions under Rule 16b-3 and result from the Contemplated Transactions by each director or officer of the Company who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Employment Agreements and Severance Arrangements

        The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company's executive officers upon a qualifying termination of employment in connection with the Contemplated Transactions, assuming that the Offer and Merger are completed at the Offer Price (and without any Contingent Cash Payment in respect of a CPR) and the termination of employment took place on the date following the consummation of the Contemplated Transactions.

Name	Benefit	Termination by the Company without Cause or by the executive for good reason ($)	Termination After Change in Control ($)
Grant Williams	Severance pay	427,500	427,500
Chief Financial Officer	Bonus payment	—	15,000
	Health and welfare	23,404	23,404
	Vesting of outstanding options(1)	—	—
	Tuition Reimbursement	57,000	57,000

	Total	507,904	522,904
Scott Piper	Severance pay	450,000	450,000
Chief Technology and	Bonus payment	—	17,500
Information Officer	Health and welfare	—	—
	Vesting of outstanding options(1)	—	—

	Total	450,000	467,500
Marc Callipari	Severance pay	412,500	412,500
Chief Legal Officer	Bonus payment	—	15,000
	Health and welfare	23,404	23,404
	Vesting of outstanding options(1)	—	—

	Total	435,904	450,904
Ken Boenish	Severance pay	—	—
Former President	Bonus payment	—	—
	Health and welfare	—	—
	Vesting of outstanding options	—	—

	Total	—	—
Michael Weiner	Severance pay	—	—
Former Chief	Bonus payment	—	—
Executive Officer	Health and welfare	—	—
	Vesting of outstanding options	—	—

	Total	—	—

(1)
In addition, Messrs. Williams, Piper and Callipari may receive up to an aggregate of $4,800 should Contingent Cash Payments become payable as part of the Offer Consideration.

The amounts listed in the column captioned "Termination by the Company without Cause or by the executive for Good Reason" represent severance benefits under the employment agreements of our executive officers in the event an executive's employment is terminated:

  •
  by the employer without "Cause" (subject to the applicable officer's execution of a written release in favor of employer);

  •
  by the executive for a material breach by the employer of executive's employment agreement; or

  •
  by the executive for good reason (material diminution in title, position or responsibility or reduction of base salary).

The employment agreements of the Company's executive officers define "Cause" as any of the following grounds for termination listed below:

  •
  the executive's conviction of, or plea of guilty or nolo contendere to, (a) a felony, (b) a crime involving moral turpitude, or (c) a criminal act which adversely affects the business or reputation of the Company or its subsidiaries;

  •
  the executive's engagement in willful misconduct or gross negligence in the performance of his duties hereunder, or commission of an act of fraud, embezzlement, theft, dishonesty, breach of trust or misappropriation of funds against the Company or its subsidiaries;

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  material breach of the employment agreement by the executive;

  •
  material violation by the executive of the Company's prohibition of harassment and discrimination policy; or

  •
  the executive's persistent and continuing failure to perform the executive's reasonable duties under their employment agreement.

The amounts listed in the column captioned "Termination After Change in Control" represent payments if termination occurs by the executive officers after a change in control for any of the following reasons:

  •
  assignment of duties not reasonably consistent with the executive officer's position, duties, responsibilities, titles or offices prior to the change in control;

  •
  relocation of the Company's executive offices outside of the Boulder, Colorado area;

  •
  material change in the then effective title of the executive officer; or

  •
  any reduction in the executive's then current base salary.

        Under his employment agreement as in effect prior to September 15, 2012, Mr. Weiner may have been entitled upon termination by the Company without cause or by the executive for good reason or upon his termination after a change in control of the Company to severance pay in the amount of $1,525,000 and a health and welfare payment of $15,940 and, upon his termination after a change in control of the Company, an additional bonus payment of $150,000. Mr. Weiner's employment with the Company was terminated as of September 15, 2012. As a result of the circumstances of such termination, the Company believes that Mr. Weiner is not entitled to receive any such payment.

        Mr. Boenish resigned from his position with the Company as President on August 2, 2011 and his employment agreement was terminated. In connection with the resignation, the Company entered into a transition services and consulting agreement through August 4, 2012, and agreed to pay Mr. Boenish $30,000 per month, for a total of approximately $236,000 for fiscal year 2012, through the term of the agreement.

Summary of Certain Benefits Payable in Connection with the Contemplated Transactions

        For additional information concerning terms and conditions related to compensation that is based on or otherwise related to the Contemplated Transactions, see Item 8., "Additional Information—"Golden Parachute Compensation," which is incorporated herein by reference.

Employee Benefit Matters

        The Merger Agreement provides that Parent will, or will cause the Surviving Corporation and its subsidiaries, as applicable, to:

  •
  until the first anniversary of the Effective Time, provide to each employee of the Company or any of its subsidiaries who is classified by the Company or such subsidiary as a regular full-time employee, whose terms and conditions of employment are not subject to a collective bargaining agreement and who is employed in such capacity by the Company or such subsidiary at the Effective Time (each, a "Continuing Employee"), base salary, wages, bonus opportunities (but without regard to the timing of the payment of any bonus, performance goals or targets or duration of the performance period to which the bonus relates) and employee benefits (other than equity-based compensation arrangements) that in the aggregate are substantially comparable to the pay, bonus opportunities and employee benefits (other than equity-based compensation arrangements) provided to such employee immediately prior to the Effective Time provided, however, that the parties do not intend to modify existing employment agreements with any Continuing Employee or, as applicable, the employment status of any Continuing Employee from being that of at-will employment, and nothing in such provision is to be deemed to constitute an agreement to retain any individual Continuing Employee for all or part of such one year period or pay any severance other than in connection with existing agreements and the policies and procedures of Parent;

  •
  give each Continuing Employee full credit for purposes of eligibility, vesting and determination of level of benefits (but not benefit accrual under any employee pension benefit plan as defined under the Employee Retirement Income Security Act of 1974, as amended) under the employee benefit plans and arrangements maintained or sponsored by Parent or any of its subsidiaries in which such Continuing Employees participate after the Effective Time for services rendered by such Continuing Employees to the Company and its subsidiaries prior to the Effective Time, without duplication of benefits. In addition, and subject only to any required approval of the applicable insurance provider: (a) no such Continuing Employee shall have any waiting time to participate in any employee benefit plan and arrangement maintained or sponsored by Parent or any of its Subsidiaries in which such Continuing Employees participate after the Effective Time, and (b) providing medical, dental pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such plan to be waived for such employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents under a Company Plan during the portion of the plan year prior to the Effective Time to be taken into account under such plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the such plan; and

  •
  assume, honor and be responsible for paying, providing and satisfying when due, all vacation, personal days, sick pay and other paid time off for Continuing Employees accrued, but unused, through the Effective Time on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Effective Time, except to the extent such satisfaction would result in an unintended duplication of benefits.

        The Merger Agreement also provides that prior to the Effective Time, the Company shall terminate any Employee Plan intended to be qualified under Section 401(a) or 403(a) of the Internal Revenue Code of 1986, as amended.

Director and Officer Indemnification and Insurance

        On April 3, 2012, the Company executed a standard form of indemnity agreement with each of its then-serving directors and executive officers: namely, each of Ms. Melissa Hubbard and Messrs. Michael

Weiner, Alan Isaacman, David Nicholas, Hiram J. Woo, Walter Timoshenko, Grant Williams, Scott Piper and Marc Callipari. Pursuant to the indemnity agreement, the Company agrees, to the fullest extent permitted by the laws of the State of Colorado and as set forth in the indemnity agreement, to indemnify each of them in connection with actions, suits, inquiries, interviews, investigations, arbitrations or other proceedings arising out of such person's service as an officer, director and or agent of the Company, subject to the terms, conditions and limitations contained in the indemnity agreement. Additionally, the indemnity agreement establishes processes and procedures for indemnification claims, advancement of expenses and costs and contribution obligations. The foregoing description of the indemnity agreement is not complete and is qualified in its entirety by reference to the full text of the form of indemnity agreement, which has been included as Exhibit (e)(5) to this Schedule 14d-9 and is incorporated herein by reference.

        The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Merger Agreement in favor of each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its subsidiaries (each an "Indemnified Party") as provided in the Company's organizational documents, in each case as in effect on the date of the Merger Agreement, or pursuant to any other contracts in effect on the date of the Merger Agreement, will be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and will survive the Merger and will remain in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Parties, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim. For a period of six (6) years after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable to the Indemnified Parties, with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time, than are set forth, as of the date of the Merger Agreement, in the Company's organizational documents.

        For six (6) years after the Effective Time, to the fullest extent permitted under applicable law, Parent and the Surviving Corporation (the "Indemnifying Parties") agreed under the Merger Agreement to indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses (including reasonable legal fees and disbursements), obligations, judgments, fines and settlements (collectively, "Losses") arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the Contemplated Transactions), and agreed to promptly advance or reimburse in accordance with the Company's organizational documents and existing indemnification agreements, as applicable, to each Indemnified Party any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Losses as such expenses are incurred, subject to the Surviving Corporation's receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under applicable law.

        The Merger Agreement also provides that the Company will purchase, at or prior to the Offer Closing, a prepaid, fully-earned and non-cancellable "tail" directors' and officers' liability insurance policy in respect of acts or omissions occurring at or prior to the Effective Time with a claims period of six (6) years from the Effective Time, with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its subsidiaries than those of the directors' and officers' insurance policy in effect on the date of the Merger Agreement; provided that the premium for such tail policy shall not be in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (which aggregate premium was approximately $343,000.00). Such tail policy may not be amended, modified, cancelled or revoked after the Offer Closing by the Company, Parent or the Surviving Corporation in any manner that is adverse to the beneficiaries.

Item 4.    The Solicitation or Recommendation

Recommendation of the Special Committee and the Board

        At a meeting held on October 14, 2012, the Special Committee, acting with the advice and assistance of its legal and financial advisors, unanimously determined (i) that the form, terms and provisions of the Merger Agreement, the Contingent Payment Rights Agreement, the Escrow Agreement and the Guaranty (collectively, the "Transaction Documents") and the Contemplated Transactions, are fair to and in the best interests of the Company's shareholders and (ii) to recommend to the Board that the Transaction Documents and the Contemplated Transactions be approved and adopted in all respects.

        After consideration, based on the unanimous recommendation of the Special Committee and the conduct of its own review and other relevant factors, the Board unanimously determined (i) to approve and adopt the Transaction Documents and to approve and authorize the consummation of the Contemplated Transactions; (ii) to authorize the execution and delivery of the Transaction Documents in the name of the Company; (iii) that the Transaction Documents and the Contemplated Transactions are fair to, and in the best interests of, the Company's shareholders; and (iv) to recommend that the shareholders of the Company accept the Offer, and tender their Shares in the Offer and, to the extent such a meeting is required under the CBCA, vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement at any meeting of shareholders of the Company called to consider the approval of the Merger and the Merger Agreement.

        Accordingly, and for the other reasons described in more detail below, the Board unanimously recommends that the Company's shareholders accept the Offer, tender their Shares pursuant to the Offer and, if approval of shareholders is required, approve the Merger and the Merger Agreement.

        A copy of the letter to the Company's shareholders, dated October 29, 2012, communicating the recommendation of the Board is included as Exhibit (a)(14) to this Schedule 14d-9 and is incorporated herein by reference.

Background of the Contemplated Transactions

        The following is a chronological description of the material contacts and events leading up to or relating to the Contemplated Transactions. For a more complete understanding of this description, we encourage you to read the entire Schedule 14D-9, including, but not limited to, the Merger Agreement filed herewith as Exhibit (e)(1) to this Schedule 14D-9.

        In connection with its normal business activities and planning, the Company regularly evaluates market conditions and potential financial and strategic alternatives to enhance shareholder value and/or provide the Company with greater financial and/or operating flexibility.

        On July 8, 2010, the Company's then Chairman of the Board and Chief Executive Officer, Michael Weiner, contacted an affiliate of Parent ("LFP") inquiring as to whether LFP would have an interest in exploring a potential transaction with the Company.

        On July 27, 2010, to further discussions regarding a potential transaction, the Company and an affiliate of LFP executed a confidentiality agreement. Also on that day, representatives of LFP met with Mr. Weiner and other members of the Company's management team at the Company's corporate headquarters in Boulder, Colorado, and discussed a potential acquisition of the Company by LFP or an affiliate thereof. Subsequent to that visit, LFP reviewed the information supplied by the Company under the confidentiality agreement and determined not to make an offer to acquire the Company at that time.

        In July 2011, the Company had a number of discussions with LFP concerning a possible transaction, but such discussions did not advance beyond an exploratory stage. LFP determined not engage in further discussions with the Company at the time.

        On January 19, 2012, Mr. Weiner and Alan L. Isaacman, then a member of the Board (and, since February 7, 2012, the Chairman of the Special Committee and, since September 15, 2012, the Chairman of the Board), met with Adam Rothstein in Brentwood, California. Mr. Weiner had indicated to Mr. Isaacman that Mr. Rothstein had requested the opportunity to meet with him. During the course of the meeting, Mr. Rothstein proposed the acquisition of the Company by a "Newco," but indicated that he would not be acting alone and, in that regard, indicated that he would need the Company's shareholder rights plan (the "Rights Plan") to be made non-applicable to his proposed efforts to acquire the Company so that he could solicit the interest of other investors in participating in the acquisition of the Company. Mr. Rothstein formerly held a senior role with Intana Management LLC which, according to its Schedule 13G filed on February 16, 2010, then held approximately eleven percent (11%) of the Shares, making it the Company's largest shareholder at the time. On February 8, 2011, Intana filed a Schedule 13G with the SEC reporting that it beneficially owned 4.38% of the Shares. To the extent that Intana remains a shareholder of the Company, its current ownership is believed to be below five percent (5%). Due to his role as a representative of the Company's largest shareholder, Mr. Rothstein had the opportunity to become very familiar with the Company and its management.

        On January 30, 2012, the Board met and was addressed via conference telephone by Mr. Rothstein, Marcel Golding, the Executive Chairman of Hosken Consolidated Investments Limited, a South African conglomerate ("HCI") and the ultimate parent company of the Company's largest shareholder, Longkloof Limited ("Longkloof"), and other representatives of Longkloof. At this time, according to Longkloof's then most recent Schedule 13D, filed with the SEC on January 17, 2012, Longkloof was the beneficial holder of 15.7% of the Shares. During the course of this meeting, Messrs. Rothstein and Golding indicated that an investment group led by Longkloof was interested in pursuing the acquisition of the Company.

        On February 7, 2012, the Board met and received an update of the status of Longkloof's interest in acquiring the Company. Damien J. Park of Hedge Fund Solutions, LLC, an adviser to the Company, informed the Board that, based on his discussions with representatives of Longkloof, Longkloof remained interested in acquiring the Company and that it intended to make an offer to acquire all of the Shares that it did not already own and was considering proposing changes to the Board's composition at the Company's next annual meeting of shareholders. While no formal acquisition proposal had been received from Longkloof or any other party at this time, the Board, after discussion, unanimously voted to appoint the Special Committee, consisting solely of independent directors to review, consider, negotiate and recommend to the Board the Company's options with respect to (i) any potential transaction that may be proposed by Longkloof to acquire the Company, (ii) any alternative proposal that may be received from any other parties that may express an interest in entering into a strategic transaction with the Company, and (iii) taking other actions as may be deemed appropriate and in the best interests of the Company and its shareholders in connection with or in consideration of the foregoing, based on the advice of the Special Committee's independent financial advisors and legal counsel. While the Special Committee was delegated the power and authority described in the preceding sentence, the Board retained full authority to approve or disapprove any potential transaction presented by the Special Committee. As of such date, the Special Committee consisted of Alan L. Isaacman, Melissa D. Hubbard, David M. Nicholas, Walter Timoshenko, and Hiram Woo. Mr. Isaacman was appointed as the chairman of the Special Committee.

        On February 15, 2012, the Board received a letter from Longkloof indicating its potential interest in submitting an acquisition proposal to acquire all of the Shares that it did not already own for $1.35 per Share in cash. In its letter, Longkloof indicated that it wanted to explore with Stephen Gans and Doug Moreland, two individuals believed to be shareholders in the Company, the possibility of their joining Longkloof in making such an acquisition proposal. Longkloof also indicated that, as a condition to its proceeding with such a proposal, it wanted the Board take all necessary action to cause Longkloof and Messrs. Gans and Moreland and their respective affiliates to be excepted from the Rights Plan so that they would not be deemed "acquiring persons" as such term is defined pursuant to the Rights Plan and so that the rights issued thereunder would not become exercisable to the prejudice of Longkloof and Messrs. Gans and Moreland. In its letter, Longkloof indicated that the Company should contact Mr. Rothstein with any questions.

        On February 22, 2012, the Board responded to Longkloof's letter and indicated that the Board was not willing to approve the exception to the Rights Plan that Longkloof requested. In its letter, the Board noted that the Rights Plan had been adopted by the Board to preserve and protect the Company's full value for all of the Company's shareholders and that granting Longkloof an exception to the Rights Plan for the requested purpose at that point would be contrary to that objective because it could disadvantage other potential bidders who may be willing to make a qualified offer at a higher price for the Shares. Given that the Special Committee was then in the early stages of its process, at that point in time it was unclear what other potential bidders would be willing to offer.

        On February 23, 2012, Mr. Rothstein telephoned Mr. Isaacman and left a voicemail. In his voicemail, Mr. Rothstein indicated that he had received the Board's response to Longkloof's February 15 letter. Mr. Rothstein also indicated that there was the possibility that Longkloof and he would need to take a more public approach and apologized in advance for any embarrassment that Mr. Rothstein and Longkloof may cause Mr. Isaacman and the other Board members over the next few weeks.

        Also on or about February 23, 2012, Mr. Rothstein telephoned David M. Nicholas, then a member of the Board and the Special Committee, and left a voicemail. In his voicemail, Mr. Rothstein indicated that he had received the Board's response to Longkloof's February 15 letter and was disappointed and inquired if there was a time when Mr. Nicholas would be willing to talk to Mr. Rothstein. In his voicemail, Mr. Rothstein indicated that he was prepared to escalate matters in a way that would not be pleasant for the Board.

        On February 29, 2012, Mr. Nicholas spoke via telephone with Mr. Rothstein. During the course of this telephone call and according to a written report made thereafter by Mr. Nicholas to the Special Committee, Mr. Rothstein indicated to Mr. Nicholas that he believed that Longkloof had made an offer to buy the Company and wanted to engage in discussions with the Board. Mr. Rothstein also indicated to Mr. Nicholas that he believed that the Board should present his acquisition proposal to the Company's shareholders, obtain a fairness opinion, and initiate a process to solicit acquisition proposals for the Company. In addition, Mr. Rothstein indicated to Mr. Nicholas that his next moves would be done in a public manner. During the course of the call, Mr. Rothstein relayed to Mr. Nicholas his belief that the Company should be privately-held as opposed to being a publicly-traded entity, that he was seeking to create a "Newco" and combine some of the Company's programming assets with those of Longkloof's South African affiliates. Mr. Rothstein also relayed to Mr. Nicholas that he expected the South African government to adjust its regulatory framework to allow distribution of adult-oriented programming content in that market and that, because he believes content will become even more important in the near future, he is setting his business strategies accordingly. After listening to Mr. Rothstein, Mr. Nicholas informed him that due to "evolving circumstances" they should not talk again until things get "sorted out."

        On March 1, 2012, Mr. Nicholas spoke again via telephone to Mr. Rothstein. During the course of this telephone call and according to a written report made thereafter by Mr. Nicholas to the Special Committee, Mr. Nicholas informed Mr. Rothstein that he could not speak with him regarding the "current situation." At the conclusion of the telephone call, Mr. Nicholas informed Mr. Rothstein again that he could not speak with him again until after "events are settled."

        On March 6, 2012, the Special Committee formally retained the law firm of Blank Rome LLP ("Blank Rome") to serve as its independent legal counsel.

        On March 7, 2012, the Special Committee met for the first time with a representative from Blank Rome present. During the course of this meeting, the Special Committee discussed the retention of additional advisors including, but not limited to, an investment banking firm to serve as its financial advisor and the possible need for a proxy solicitation firm given the Special Committee's concern that Longkloof might launch a proxy contest against the Company as part of an effort to pressure the Board to look favorably upon their interest in acquiring the Company. The Special Committee also discussed the need for a formal charter to govern its activities.

        On March 9, 2012, Longkloof submitted to the Company an unsolicited, non-binding, conditional acquisition proposal, indicating its interest in pursuing the acquisition of all of the outstanding Shares not already beneficially owned by Longkloof for $1.35 per Share in cash, subject to due diligence and other conditions. On that same date, Longkloof issued a press release to publicly announce its proposal. In its press release, Longkloof indicated that it was also considering a proxy contest at the Company's next annual meeting of shareholders to replace all of the members of the Board other than Messrs. Weiner and Nicholas. Later that day, the Company issued a press release to confirm the receipt of Longkloof's unsolicited acquisition proposal and to announce that the Special Committee would, with the assistance of its legal and financial advisors, evaluate the proposal and determine the appropriate response thereto.

        On March 12, 2012, the Special Committee met with a representative from Blank Rome present. During the course of this meeting, the Special Committee, among other matters, discussed the acquisition proposal that had been received from Longkloof. The Special Committee also discussed the need to move expeditiously to retain an investment banking firm to serve as its financial advisor and, accordingly, the need to initiate a process to identify and select an appropriate firm taking into consideration the Company's size, its status as a public company, its participation in the adult media industry, and the anticipated scope of the engagement and the fees to be incurred in connection with such retention. In addition, the Special Committee discussed how best to respond to Longkloof in the near-term and authorized Mr. Isaacman, as Chairman of the Special Committee, to send Longkloof a letter acknowledging the receipt of their acquisition proposal.

        On March 14, 2012, Mr. Isaacman sent a letter to Longkloof to confirm the receipt of its acquisition proposal and to indicate that the Special Committee would, with the assistance of its legal and financial advisors, review the proposal and determine the appropriate response. In his letter, Mr. Isaacman also asked Longkloof to provide the Special Committee with any additional information that would be relevant to the Special Committee's consideration of its proposal.

        On March 16, 2012, the Board met, with representatives from Blank Rome and Holland & Hart LLP, outside corporate counsel to the Company ("Holland & Hart"), present, and received an update from the Special Committee on its activities, including, but not limited to, its plans for reviewing the unsolicited acquisition proposal that had been received from Longkloof and the status of its process to identify an appropriate investment banking firm to serve as the Special Committee's financial advisor. During the course of this meeting, the Board also discussed the appropriate role for the Special Committee to play going forward given that an unsolicited acquisition proposal had been submitted. Following discussion, the Board approved a formal charter for the Special Committee, the purpose of which included (i) evaluating Longkloof's acquisition proposal and any alternative proposals that may be received from Longkloof and recommending to the Board appropriate responses to such proposal(s), (ii) evaluating and making recommendations to the Board with respect to any alternative proposal that may be received from any other parties that may express an interest in entering into a strategic transaction with the Company, and (iii) reviewing, analyzing, evaluating and reporting to the Board regarding other strategic alternatives available to the Company for enhancing shareholder value. During the course of this Board meeting, due to Mr. Weiner's personal relationship and personal business dealings with Mr. Rothstein, the Board instructed Mr. Weiner to refrain from any discussions with Mr. Rothstein concerning Longkloof's acquisition proposal.

        On March 22, 2012, the Special Committee met with a representative from Blank Rome present. During the course of this meeting, the Special Committee, among other matters, received presentations from a number of firms, including, but not limited to, Avondale Partners, interested in serving as financial advisor to the Special Committee.

        Also on March 22, 2012, Manwin Holding S.a.r.l. ("Manwin") submitted to the Company an unsolicited, non-binding, conditional acquisition proposal indicating its interest in pursuing the acquisition of all of the outstanding Shares for $1.50 per Share in cash, subject to due diligence and other conditions.

        On March 23, 2012, Manwin issued a press release to publicly announce its acquisition proposal. Later that day, the Company issued a press release to confirm the receipt of Manwin's unsolicited acquisition proposal and to announce that the Special Committee would, with the assistance of its legal and financial advisors, evaluate the acquisition proposals received from Longkloof and Manwin, as well as any other acquisition proposal that may be received by the Company, and then determine the appropriate response to such proposals. On this same date, Mr. Isaacman, on behalf of the Special Committee, sent a letter to Manwin to confirm the receipt of its acquisition proposal and to indicate that it would be reviewed by the Special Committee.

        On March 26, 2012, the Special Committee met with a representative from Blank Rome present. During the course of this meeting, the Special Committee, among other matters, discussed the unsolicited acquisition proposal that had been received from Manwin. At this meeting, the Special Committee reviewed the proposals that it had received from various investment banking firms, including, but not limited to, Avondale Partners, to serve as its financial advisor and discussed its concerns with ensuring that any retention agreement the Special Committee entered into with an investment banking firm appropriately incentivized that firm to maximize shareholder value in the event that the Company were to pursue a sale transaction. The Special Committee also discussed various qualifications that it was seeking for an investment banking firm to serve as its financial advisor. In addition, at this meeting, the Special Committee was informed that Longkloof's representative, Mr. Golding, would be visiting the United States from South Africa and that his associate, Mr. Rothstein, had requested that Mr. Isaacman meet with both of them in Los Angeles to discuss Longkloof's interest in acquiring the Company. After discussion, the Special Committee agreed that Mr. Isaacman, along with Mr. Park, should accept the invitation to meet with Messrs. Golding and Rothstein.

        On March 28, 2012, Messrs. Isaacman and Park met with Messrs. Golding and Rothstein in Los Angeles and discussed with them Longkloof's interest in acquiring the Company.

        On March 30, 2012, the Special Committee met with a representative from Blank Rome present. During the course of this meeting, Mr. Isaacman updated the Special Committee on the meeting he and Mr. Park recently had with Longkloof's representatives, Messrs. Golding and Rothstein. During the course of this meeting, the Special Committee, which had decided to retain Avondale Partners as its financial advisor, subject to the negotiation and execution of an appropriate engagement agreement, also reviewed a revised proposal it had previously requested from Avondale Partners to serve as its financial advisor and discussed the revisions that had been made from their original proposal, including, but not limited to, revisions that, in the event the Company were to pursue a sale transaction, would incentivize Avondale Partners to pursue a transaction that would maximize shareholder value.

        In late March 2012, LFP contacted Mr. Weiner to express its interest in discussing a potential transaction with the Company. Mr. Weiner informed LFP that the Special Committee was in the process of retaining a financial advisor in connection with its strategic review process. After Avondale Partners was retained by the Special Committee as its financial advisor, Mr. Weiner directed LFP to contact Avondale Partners.

        On April 2, 2012, Mr. Isaacman received an e-mail from Manwin wherein Manwin (i) indicated that it and its representatives were prepared to move ahead quickly to conduct its due diligence review and to negotiate with the Special Committee and its representatives the terms of a definitive acquisition agreement, (ii) proposed to meet with the Special Committee and its representatives at the Company's corporate headquarters or another mutually convenient location to further discuss Manwin's proposal and begin negotiations, and (iii) proposed a form of mutual confidentiality agreement for both the Company and Manwin to execute.

        On April 3, 2012, the Special Committee retained the law firm of Alston & Bird LLP ("Alston & Bird") to serve as its independent legal counsel going forward in place of the law firm of Blank Rome as the Special Committee's principal advisor at Blank Rome, Keith E. Gottfried, had left Blank Rome and joined Alston & Bird.

        Also on April 3, 2012, the Company publicly announced that the Special Committee had that day retained Avondale Partners as its financial advisor to assist in evaluating its strategic alternatives, including the unsolicited proposals that had been received from Longkloof and Manwin. In the related press release, the Company noted that no decision had yet been made to sell the Company and that the scope of Avondale Partners' engagement as financial advisor to the Special Committee would not be limited to any specific vision for the Company's future. The Company also announced on that date that, although it had not yet been formally served with respect to any legal action, the Company had been informed that, on March 23, 2012, a class-action complaint had been filed against it and the Board in state court in Colorado, purportedly on behalf of the Company's public shareholders. The complaint alleged that the individual members of the Board had breached their fiduciary duties in connection with the unsolicited acquisition proposal that had been received from Longkloof on March 9, 2012.

        On April 5, 2012, Avondale Partners e-mailed Manwin's Managing Partner, Fabian Thylmann, to make him aware that Avondale Partners had been retained by the Special Committee and, accordingly, that Avondale Partners, at the request of the Special Committee, was responding to his April 2 e-mail to Mr. Isaacman.

        On April 6, 2012, Avondale Partners sent a letter to Longkloof to inform Longkloof that Avondale Partners had been engaged by the Special Committee to assist it in evaluating the Company's strategic alternatives, including, but not limited to, Longkloof's unsolicited acquisition proposal. The letter also requested further information and clarification about Longkloof's proposal, including information with respect to conditions, financing, timing and governmental approvals, including, but not limited to, approvals from any instrumentality of the government of South Africa. The information request also sought information with respect to (i) the specific party or parties, in addition to Longkloof, that are currently expected to participate in Longkloof's proposed acquisition of the Company (whether as advisers, funders or as part of a buying group), including, but not limited to, whether HCI and any other entities affiliated with Mr. Rothstein would be participating in the proposed acquisition of the Company; (ii) the specific party or parties that would ultimately be the controlling shareholder or parent of the Company if Longkloof's acquisition proposal were accepted and the acquisition contemplated thereby were consummated; and (iii) the nature of the relationship between and among HCI, Longkloof and Mr. Rothstein. In addition, in its letter, Avondale Partners also requested Longkloof to advise it if it believed that there was any additional information relating to Longkloof's acquisition proposal that Longkloof believed would be relevant to the Special Committee in evaluating its proposal that is not referenced above and not included in Longkloof's written acquisition proposal.

        On or about April 9, 2012, Mr. Rothstein contacted Mr. Weiner and asked Mr. Weiner if he and Mr. Nicholas would be interested in serving as two of Longkloof's nominees for election to the Board in the event that Longkloof decided to proceed with its previously announced intent to conduct a proxy contest to replace all members of the Board other than Messrs. Weiner and Nicholas. Mr. Weiner declined Mr. Rothstein's offer. Mr. Weiner subsequently reported this call to the members of the Special Committee.

        On or about April 9, 2012, LFP entered into discussions with Avondale Partners with respect to LFP's potential interest in pursuing an acquisition of the Company.

        On April 9, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the first meeting of the Special Committee since it formally engaged Avondale Partners on April 3, 2012, Avondale Partners updated the Special Committee on their activities to date on behalf of the Special Committee. Avondale Partners noted that, since being retained as financial advisor, it had conducted financial and operational due diligence on the Company which it had commenced shortly before being formally retained and that such due diligence had included an on-site meeting with the Company's senior management at the Company's corporate headquarters, as well as telephone calls with the Company's Chief Financial Officer to discuss the Company's financial position and financial outlook. Avondale Partners also indicated that it had requested from the Company a list of all parties that over the past year had expressed an interest in some type of a strategic transaction or business combination with the Company. Avondale Partners also briefed the Special Committee on the communications that Avondale Partners had engaged in with interested parties since being retained as the Special Committee's financial advisor, including, but not limited to, LFP, Longkloof and Manwin. In addition, Avondale Partners reported on the in-bound calls that it had received from private equity firms responding to the public announcement that Avondale Partners had been retained as financial advisor to the Special Committee and noted that, to date, none of the in-bound calls from private equity firms were from parties with any serious and/or credible interest in pursuing an acquisition of the Company. At this meeting, Avondale Partners also reviewed with the Special Committee its approach to a process for evaluating strategic alternatives and the key elements of such a process, including its view that the review of strategic alternatives needed to be conducted in a coordinated and orderly manner pursuant to a structured process and that, accordingly, all inquiries from interested parties needed to be promptly referred to Avondale Partners for appropriate review and follow-up and that all communications with interested parties should be channeled through Avondale Partners. It was the consensus of the Special Committee that such a protocol was appropriate and should be followed. Avondale Partners also reviewed with the Special Committee the next steps for contacting potential bidders for the Company and noted the importance of having all bidders participate pursuant to a structured process that would ensure that each of those potential bidders would be placed on a similar footing, particularly with respect to timing.

        On April 12, 2012, Avondale Partners and Alston & Bird participated in a telephone call with the financial and legal advisors to Manwin to update Manwin on the strategic review process that had been undertaken by the Special Committee with Avondale Partners' assistance.

        On April 18, 2012, LFP verbally expressed to Avondale Partners that it was interested in pursuing an acquisition of the Company, based on publicly-available information, for $1.60 per Share in cash, indicating it had access to the funds necessary to complete such a transaction.

        On April 23, 2013, the Board met, with representatives from Alston & Bird and Holland & Hart present, and received an update from the Special Committee on the status of its review of strategic alternatives, including, but not limited to, its review of the unsolicited acquisition proposals that had been received from Longkloof and Manwin. During the course of this meeting, the Board also discussed reconstituting the composition of the Special Committee. After discussion, the Board reconstituted the Special Committee to reduce its size from five members to three, with the continuing members being Mr. Isaacman, Ms. Hubbard and Mr. Timoshenko. Among the reasons for the reduction in size of the Special Committee at this time was the concern of the Board that, rather than being composed of all the members of the Board other than the Chief Executive Officer, a Special Committee of three independent and disinterested directors was a more appropriate and more manageable size. Mr. Isaacman continued as chairman of the Special Committee.

        On April 26, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, Avondale Partners updated the Special Committee on its activities since being engaged by the Special Committee three weeks earlier, including, but not limited to, performing financial and operational due diligence with the assistance of the Company's management team, including a site visit, performing various analyses related to the public market performance of the Company's public equity, engaging in discussions with Manwin and LFP, and requesting from Longkloof additional information relevant to the Special Committee's consideration of Longkloof's unsolicited acquisition proposal. Avondale Partners also reviewed with the Special Committee various potential strategic alternatives including, but not limited to, maintaining the status quo and growing organically, pursuing acquisitions, declaring a dividend, and/or engaging in a process to maximize value through a sale of the Company. In addition, Avondale Partners also reviewed with the Special Committee the structure and timing of a potential sales process if the Special Committee determined to pursue such a process.

        Also on April 26, 2012, Longkloof delivered a letter to the Company purporting to nominate a slate of four individuals for election to the Board at the Company's 2012 annual meeting of shareholders. Longkloof's slate of nominees would, if elected, replace all members of the Board other than Messrs. Weiner and Nicholas.

        On May 1, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee discussed, among other matters, the update that it intended to provide the full Board later that week at the meeting of the Board scheduled for May 4, 2012 in Boulder, Colorado. The Special Committee also discussed the recommendation that it planned to make to the full Board as to next steps with respect to the review of potential strategic alternatives that was being overseen by the Special Committee.

        On May 3, 2012, Longkloof sent a response letter to Avondale Partners' April 6 letter in which it had requested certain additional information from Longkloof regarding its unsolicited acquisition proposal. In its response letter, Longkloof referred Avondale Partners to the Longkloof notice of nomination submitted on April 26, 2012 for further information, but did not include in its response any information responsive to Avondale Partners' inquiry concerning how Mr. Rothstein was involved in Longkloof's efforts to pursue a potential acquisition of the Company. While Longloof did not provide any information with respect to approvals that may be required from the South African government, it did indicate that its acquisition proposal was subject to, among other conditions, the receipt of regulatory approvals.

        On May 3, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee continued the discussions from its immediately preceding meeting held on May 1, 2012 with respect to, among other matters, the update that it intended to provide the full Board at the meeting of the Board scheduled for the following day, May 4, 2012. The Special Committee also discussed the recommendation that it planned to make to the full Board as to next steps with respect to the review of potential strategic alternatives that was being overseen by the Special Committee. After extensive discussion, it was the conclusion of the Special Committee that value would best be maximized for the shareholders of the Company by initiating a competitive and disciplined process to explore the potential viability of the sale of the Company, with the assistance of the Special Committee's financial advisor, Avondale Partners. Such process would be structured as a "targeted auction" or "mini auction" pursuant to which a selected group of strategic buyers, including, but not limited to, Longkloof, Manwin and LFP, as well as possibly a limited group of private equity buyers, would be contacted to solicit their interest in pursuing a transaction with the Company.

        In reaching the conclusion, at its May 3, 2012 meeting, to commence a sales process, the Special Committee considered the following factors, among others, (i) that the unsolicited acquisition proposals received by the Company to date (the "Unsolicited Acquisition Proposals") may not adequately compensate the Company's shareholders for the value of the Company's unique franchise in the adult entertainment industry, its extensive library of adult media content, and the Company's various catalysts for potential growth, including international markets, platforms for streaming content directly to the consumer and access to new and emerging delivery technologies; (ii) that the Unsolicited Acquisition Proposals may not reflect the potentially significant synergy opportunities that can be obtained by a strategic buyer of the Company, both with respect to expense reduction and the ability to enhance revenue opportunities such as those in overseas markets; (iii) that the Unsolicited Acquisition Proposals may not adequately compensate the Company's shareholders for the strategic importance and potential financial benefit to a strategic buyer of owning the Company's assets or preventing a rival from owning the Company's assets; (iv) that the Unsolicited Acquisition Proposals were submitted without access to management's current budget and forecast and that, accordingly, the purchase prices contemplated thereby may not be completely reliable and could be subject to change once a due diligence process commenced; (v) the potential to receive, as a result of a disciplined, structured and competitive sales process, offers from other potential buyers that are higher than any of the Unsolicited Acquisition Proposals and the potential to improve the terms of the Unsolicited Acquisition Proposals; (vi) that a sales process would provide the Special Committee with a "market check" of the Unsolicited Acquisition Proposals; (vii) that there was no compelling justification to provide any of the parties that had submitted an Unsolicited Acquisition Proposal with any form of exclusivity and the related risks of granting exclusivity until after a market check had been performed; (viii) that there was no obvious justification to defer or postpone a sales process in anticipation of improved financial results or improved market conditions and the absence of any near-term catalysts which are likely to result in a greater Share price than that which can be obtained through a structured competitive sales process; (ix) the potential for a "bidding war" over the Company by the various strategic buyers that have, to date, expressed an interest in acquiring the Company; (x) the risks to the Company if its review of strategic alternatives was terminated without a transaction resulting therefrom, including that the current price per Share reflects the expectation that the Company will be sold and that if the basis for such expectation were to be removed, the per Share price could be materially and adversely affected; (xi) that Longkloof has failed to increase the purchase price contemplated by its Unsolicited Acquisition Proposal in light of a publicly disclosed higher offer by Manwin; (xii) that Longkloof's proxy contest was pending against the Company and that such proxy contest, if successful, would allow Longkloof to take control of the Company's without being required to pay the Company's shareholders a control premium for their Shares; and (xiii) the belief of the Special Committee, based on their discussions with Avondale Partners, that a sales process can be accomplished in a relatively short period of time given (A) the limited number of strategic buyers likely to be interested given the Company's participation in the adult media industry, most of which are already familiar with the Company, and the relatively small number of financial buyers that would be interested, (B) the likelihood that any sale transaction would be structured as an all-cash tender offer; and (C) the absence of any obvious structural complexities for a potential transaction.

        On May 4, 2012, the Board met, with representatives from Alston & Bird and Holland & Hart present, and received an update from the Special Committee on the status of its review of strategic alternatives. Also present at this meeting was Avondale Partners who reviewed with the Board its evaluation of the various strategic alternatives available to the Company. During the course of this Board meeting, the Special Committee reviewed with the Board its recommendation that the Company pursue a sales process and various factors it considered in reaching such a conclusion. Following extensive discussion, it was the consensus of the Board that a sales process be pursued. During the course of this Board meeting, due to Mr. Weiner's personal relationship and personal business dealings with Mr. Rothstein, the Board again instructed Mr. Weiner to refrain from engaging in any discussions with Mr. Rothstein concerning Longkloof's acquisition proposal. At this meeting, the Board also discussed the status of Longkloof's pending proxy contest and strategies for responding to such proxy contest including, but not limited to, filing a lawsuit against Longkloof to seek a declaratory judgment with respect to whether Longkloof's advance notice of nomination was a valid notice of nomination in compliance with the Company's Bylaws. In that regard and taking into account Mr. Weiner's past history with Mr. Rothstein and his stated reluctance not to be involved in actions that would antagonize either Mr. Rothstein or Mr. Golding, the Board voted unanimously to expand the charter of the Special Committee to give it complete discretion to take the necessary actions to defend the Company against Longkloof's proxy contest and any other activist initiative.

        On May 8, 2012, Avondale Partners, after being authorized by the Special Committee, began the process of contacting other potentially interested acquirers of the Company. In connection with the sales process, Avondale Partners would ultimately contact over twenty (20) potential buyers to solicit their interest in acquiring the Company.

        Also on May 8, 2012, Avondale Partners spoke via telephone with a representative of Longkloof, Richard Stride, and indicated to Mr. Stride that a form of bidder confidentiality agreement would be shortly sent to Longkloof in connection with the sales process. During the course of this telephone call, Avondale Partners reaffirmed to Longkloof that the Company had set up a structured process to explore the potential viability of selling the Company and that Longkloof would be expected to adhere to that process like every other potential buyer.

        On May 9, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, received an update from Avondale Partners as to the status of its process to explore the potential sale of the Company. In its discussions with the Special Committee, Avondale Partners updated the Special Committee on its discussions with potential bidders, including, but not limited to, LFP, Longkloof, and Manwin, and reviewed the list of potential bidders that would be contacted to solicit their interest in pursuing an acquisition of the Company. Included on the list were a number of potential bidders that were suggested by the Company's management. Avondale Partners reviewed with the Special Committee the types of companies that were then included in the list of potential strategic buyers, most of whom had a nexus to the adult category. Avondale Partners also noted that a number of foreign companies were included in the list of potential buyers. The Special Committee also reviewed with its legal and financial advisors the form of confidentiality agreement to be executed by each of the potential bidders in connection with the exploratory sales process, which includes customary "standstill" and "non-solicitation" provisions that would prevent the signatories, following execution of the confidentiality agreement, from engaging in an unsolicited takeover or proxy contest against the Company. At this meeting, the Special Committee also discussed Longkloof's pending proxy contest against the Company and how best to respond to the risk to the Company and its shareholders presented by the proxy contest, including the risk that Longkloof would obtain control of the Company without being required to pay the Company's shareholders an appropriate control premium for their Shares. These discussions of possible responses to the pending proxy contest included consideration of a lawsuit against Longkloof with respect to whether Longkloof's advance notice of nomination was in fact a valid notice of nomination in compliance with the Company's Bylaws.

        Also on May 9, 2012, Avondale Partners, on behalf of the Special Committee, sent draft confidentiality agreements to LFP and to Longkloof, in order to facilitate the exchange of information between the Company and each of these potential acquirers. The draft confidentiality agreement also included certain "standstill" and "non-solicitation" provisions, commonly incorporated in the form of confidentiality agreement utilized in a sales process such as that being overseen by the Special Committee, which would preclude potential acquirers that execute such an agreement from engaging in further unsolicited actions to obtain control of or influence the Company.

        On May 10, 2012, Avondale Partners participated in a conference call with representatives of Manwin, including Charles Prast and Manwin's legal counsel, the law firm of Kaye Scholer LLP, to further update Manwin on the strategic review process of the Special Committee, and sent to Manwin the same draft confidentiality agreement that had been provided to LFP and to Longkloof.

        Also on May 10, 2012, Avondale Partners sent the same draft confidentiality agreement to Bidder C, an adult broadcasting and production company.

        On May 15, 2012, Avondale Partners sent the same draft confidentiality agreement to Bidder D, a provider of adult entertainment through television and online distribution platforms.

        Also on May 15, 2012, Bidder C and Bidder D each signed confidentiality agreements substantially similar to the drafts delivered to them on behalf of the Special Committee and including the "standstill" and "non-solicitation" provisions that had been requested by the Special Committee.

        Also on or about May 15, 2012, Avondale Partners held a telephone call with Mr. Rothstein in his capacity as a representative of Longkloof to discuss Longkloof's interest in acquiring the Company.

        On May 16, 2012, Avondale Partners received from LFP a signed confidentiality agreement that was substantially similar to the draft agreement sent to LFP on May 9, 2012, including the requested

"standstill" and "non-solicitation" provisions. Following receipt of the signed confidentiality agreements from LFP and from Bidder C and Bidder D, also on May 16, 2012, Avondale Partners, on behalf of the Special Committee, delivered certain financial information concerning the Company to LFP, Bidder C and Bidder D.

        On May 23, 2012, Longkloof sent a letter to the Board, amending its previous unsolicited acquisition proposal by increasing its proposed purchase price for all of the outstanding Shares not beneficially owned by Longkloof from $1.30 to $1.75 per Share and adding as additional conditions to such proposal, among other things, that the Company's existing management be retained and that the Company experience no material adverse change. On that same date, Longkloof issued a press release to publicly announce its revised acquisition proposal.

        On May 23, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company and the revised unsolicited acquisition proposal that had been received from Longkloof, including, but not limited to, the terms and timing of such proposal. The Special Committee noted that the proposal was publicly announced the day before Longkloof had been advised by Avondale Partners that bid process letters would be sent out to potential bidders, including Longkloof. At this meeting, the Special Committee also discussed Longkloof's pending proxy contest against the Company and how best to respond to the risk to the Company and its shareholders presented by the proxy contest, including the risk that Longkloof would obtain control of the Company without being required to pay the Company's shareholders an appropriate control premium for their Shares. These discussions of appropriate responses to the pending proxy contest included the consideration of a lawsuit against Longkloof with respect to, among other issues, whether its advance notice of nomination was in fact a valid notice of nomination in compliance with the Company's Bylaws.

        On May 24, 2012, Avondale Partners sent first round bid process letters to LFP, and to Longkloof, Manwin, Bidder C and Bidder D, seeking preliminary, non-binding indications of interest with respect to the acquisition of 100% of the equity of the Company and requesting that any proposals in response thereto be submitted in writing not later than June 7, 2012. The bid process letter indicated that the Company would strongly favor bids that are all-cash rather than other forms of consideration. It also requested from each bidder: (i) a description of the valuation method(s) used to derive the consideration proposed and related assumptions, (ii) information on the specific party or parties to the proposed transaction, (iii) information as to how the transaction would be financed (noting that proposals that included a financing condition to closing would be at a disadvantage relative to other potential bidders), (iv) a description of the nature and scope of additional due diligence requirements and the anticipated timing required to complete such due diligence, (v) information regarding the internal review and approval process for the potential transaction still required within the organization of the bidder, (vi) an indication of the timing required to enter into a definitive agreement and to consummate the transaction, (vii) information regarding material conditions to the proposal, and (viii) the identity of contact persons and advisors to the bidder. The bid process letter also contained other terms and conditions that are typical for an exploratory sales process of this type.

        On May 29, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company. At this meeting, the Special Committee also discussed how best to respond to the risk to the Company and its shareholders presented by Longkloof's pending proxy contest, including the risk that Longkloof would obtain control of the Company without being required to pay the Company's shareholders an appropriate control premium for their Shares. These discussions of appropriate responses to the pending proxy contest included the consideration of a lawsuit against Longkloof with respect to, among other issues, whether its advance notice of nomination was in fact a valid notice of nomination in compliance with the Company's Bylaws.

        On May 31, 2012, at the direction of the Special Committee and so as to safeguard the integrity of, and provide a level playing field for, the process being undertaken by the Special Committee to review strategic alternatives to maximize shareholder value, the Company filed a complaint in federal court in Colorado against Longkloof and certain affiliates and/or associated persons, including Messrs. Golding and Rothstein (i) alleging, among other things, (A) violations of Section 13(d) of the Exchange Act for their failure to disclose the nature, extent and purpose of their "group" as required under such statute and (B) their failure to comply with the advance notice provisions of the Company's Bylaws for the nomination of candidates for election to the Board at the 2012 annual meeting of shareholders, and (ii) seeking, among other things, a declaratory judgment to that effect and declaring the purported nominations to the Board by Longkloof invalid and enjoining Longkloof from further actions with regard to their Shares or the acquisition of additional Shares until they have complied with the requirements of Section 13(d) of the Exchange Act.

        On June 4, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company. The Special Committee also discussed with its counsel the status of the litigation that was recently brought against Longkloof. The Special Committee was informed at this meeting that initial indications of interest were expected to be received late that week on June 7, 2012. The Special Committee also discussed with their counsel the need for a form of merger agreement to be distributed to the potential bidders, the two-step tender offer transaction structure that would be described in such an agreement, and some of the key terms to be included therein.

        On June 6, 2012, in response to the above-described bid process letter distributed on May 24, 2012, Avondale Partners received and forwarded to the Special Committee a non-binding indication of interest from LFP at $1.85 per Share in cash. The indication of interest was silent with regard to the financing of the transaction.

        On June 7, 2012, in response to the bid process letter distributed on May 24, 2012, Avondale Partners received and forwarded to the Special Committee a non-binding indication of interest from Longkloof reiterating its revised proposal, made by letter dated May 23, 2012 (as described above) at $1.75 per Share in cash, subject to confirmatory due diligence. Longkloof's proposal indicated that the transaction would not require external financing, but that funding would be drawn entirely from internal resources of the bidder. At this point in the process, Longkloof had been unwilling to execute the form of confidentiality agreement that was being provided to all interested parties. Accordingly, the Special Committee had not yet given Longkloof access to material non-public information concerning the Company for due diligence purposes. However, in its indication of interest, Longkloof advised the Special Committee that it did not believe it needed any material non-public information to complete the acquisition of the Company on the terms described in its indication of interest.

        Also on June 7, 2012, in response to the above-described bid process letter, Avondale Partners received and forwarded to the Special Committee a non-binding indication of interest from Bidder C at $1.81 per Share, in the form of cash and "rollover" equity, assuming that at least 20% of the consideration would be paid in the form of "rollover" equity. Bidder C's proposal also referred to confidential discussions regarding the financing of the proposed transaction, but did not provide details in that regard.

        On June 8, 2012, the Special Committee's counsel held a telephone call with Manwin's counsel and, during the course of that telephone call, was informed that Manwin had decided to withdraw from the process and not submit a proposal at that time. During such telephone call, Manwin's counsel indicated that the decision not to further participate in the process was based on internal Manwin issues such as the need to integrate previous acquisitions. Manwin's counsel indicated that a formal letter dated June 7, 2012 confirming their withdrawal from the process would be forthcoming and was subsequently received by Avondale Partners.

        On June 11, 2012, Longkloof filed counterclaims against the Company and the Board in the Company's lawsuit against Longkloof that was filed in the federal court in Colorado on May 31, 2012 as described above, alleging breaches of fiduciary duty by the Board in denying Longkloof's nomination of a slate of four directors and with respect to the Board's actions in response to Longkloof's unsolicited offer to acquire the Company described above.

        Also on June 11, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company, and Avondale Partners discussed with the Special Committee a summary of the three indications of interest that had been received on or about June 7, 2012. Avondale Partners also updated the Special Committee with respect to their discussions with Manwin and its legal counsel and discussed with the Special Committee various approaches to cause Manwin to reconsider its decision to withdraw from the process. Avondale Partners also discussed with the Special Committee next steps in the process to explore the sale of the Company, including (i) requesting revised indications of interest from the three interested parties and distributing to each of them a draft merger agreement together with a final bid process letter, and (ii) establishing an electronic data room for potential bidders that have executed confidentiality agreements with the Company to access and review confidential information about the Company.

        On June 12, 2012, Avondale Partners advised the Special Committee that it had held a telephone call earlier that that day with Mr. Prast in his capacity as a representative of Manwin and, during the course of that telephone call, Mr. Prast informed Avondale Partners that they should ignore the letter that they or the Special Committee may have received indicating that Manwin was withdrawing the Special Committee's process. During the course of that call, Mr. Prast indicated that Manwin's main concern was that it does not want to be used as a "stalking horse" where it spends time and money in an attempt to negotiate a transaction and then have the Company pursue a transaction with another party. Mr. Prast indicated that if the Company would be willing to reimburse Manwin for its expenses then Manwin might be willing to move forward. Mr. Prast indicated to Avondale Partners that he would suggest to Manwin that it submit an indication of interest with a range of value, subject to due diligence, of $2.00 to $2.50 per Share. The indication of interest would also provide that, as a condition to Manwin moving forward, the Company would agree to reimburse Manwin for all of its expenses incurred in pursuing a transaction with the Company.

        Also on June 12, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee recounted the discussions it had the previous evening with representatives of Avondale Partners regarding the bids submitted by prospective purchasers of the Company on June 7, 2012. The Special Committee also discussed Manwin's stated reluctance to participate in the sales process and what steps could be taken by the Special Committee to encourage Manwin to rejoin the process, as the Special Committee believed that Manwin could be a strong, creditworthy purchaser of the Company. In connection with that discussion, the Special Committee was also updated on Avondale Partners' recent discussions with Mr. Prast in his capacity as a representative of Manwin.

        On June 15, 2012, the Board met, with a representative from Holland & Hart present for a portion of the meeting, and received an update from the Special Committee on the status of its review of strategic alternatives. During the course of this Board meeting, the Special Committee reviewed with the Board the status of the litigation that had been brought against Longkloof and various affiliated and associated parties. Following discussion, the Board affirmatively voted to ratify the litigation with Messrs. Weiner and Nicholas abstaining from such vote.

        On June 18, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company. At this meeting, the Special Committee also discussed recent press from South Africa concerning discord between Longkloof's ultimate parent company, HCI, and the South Africa Clothing and Textile Workers Union (SACTWU), a major shareholder in HCI, over whether Longkloof should be pursuing the acquisition of the Company due its status as an adult media company. At this meeting, the Special Committee also discussed with its counsel the status of the lawsuit against Longkloof and various associated and affiliated parties, including the status of the defendants' answer and counterclaims that were filed on June 8, 2012. In addition, during this meeting, the Special Committee was updated on the status of the communications between the Special Committee's counsel, Alston & Bird, and Longkloof's counsel, Stroock & Stroock & Lavan LLP, regarding the most recent form of confidentiality agreement proposed by Longkloof's counsel.

        Also on June 18, 2012, in response to the above-described bid process letter sent on May 24, 2012 (albeit after the deadline established by Avondale Partners in such letter, but as a result of telephone conversations between Manwin and Avondale Partners following Manwin's letter to Avondale Partners dated as of June 7, 2012 withdrawing from the process as described above), Avondale Partners received and forwarded to the Special Committee a non-binding indication of interest from Manwin indicating that it expected to be able to offer cash consideration for the Company of between $2.00 and $2.50 per Share. Manwin's letter also indicated that it had sufficient committed financing to complete the transaction, subject to final approval of its senior lenders. It required, as a condition to moving forward in the negotiation of a definitive agreement, that the Company agree to pay a termination fee to Manwin in the amount of $1,000,000 in the event that, after the date that the Company signed Manwin's indication of interest letter, (i) the Company entered into or approved or recommended an arrangement (whether binding or non-binding) with any person other than Manwin for the acquisition of the Shares for cash consideration of more than $2.00 per Share, (ii) there occurred a change in the composition of a majority of the Board, subject to certain exceptions, or (iii) the Company refused for any reason to enter into a definitive agreement with Manwin for Manwin's acquisition of all of the Shares for cash consideration of at least $2.00 per Share, on terms and conditions customary for this type of transaction.

        On June 19, 2012, Avondale Partners established an electronic data room on behalf of the Company and granted access to the electronic data room to LFP and Bidder C, the two bidders who had (i) signed confidentiality agreements with the Company and (ii) submitted non-binding indications of interest pursuant to the above-described bid process.

        On June 21, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company. At this meeting, the Special Committee also received an update on the discussions that were being held with Manwin and its legal counsel and the efforts being made to procure a confidentiality agreement from Longkloof so that Longkloof could be granted access to the electronic data room.

        On June 22, 2012, representatives of Avondale Partners held a telephone call with Mr. Prast in his capacity as a representative of Manwin. During the course of that call, Avondale Partners indicated to Mr. Prast that in order for the Special Committee to preempt its process, Manwin would need to submit an acquisition proposal valuing the Company at a minimum of $2.50 per Share. During the course of this call, Avondale Partners also discussed with Mr. Prast various due diligence issues, including, but not limited to, customer due diligence.

        On June 29, 2012, Avondale Partners sent revised proposal process letters and a draft of a definitive agreement that had been prepared by Alston & Bird, legal counsel to the Special Committee, to LFP, Longkloof and Bidder C. The revised process proposal letter invited each bidder to submit a final proposal for the acquisition of the Company no later than July 17, 2012. It requested the bidder's best and final price for the acquisition of 100% of the equity of the Company consistent with terms and conditions of a mark-up of the draft definitive agreement submitted by the bidder, along with its bid. It noted, among other things, that (i) the Special Committee was focused, in the process, on achieving a transaction that maximizes value and has a minimal level of uncertainty, (ii) any external financing commitments should be capable of being accepted simultaneously with the execution of the definitive agreement and should not be subject to conditions involving further investigation or approvals by any financing sources, and (iii) any required due diligence should be completed prior to the bidder's submitting its final proposal.

        On July 2, 2012, Avondale Partners informed Manwin that the Special Committee could not agree to the requirement contained in Manwin's letter of June 18, 2012 that the Company pay Manwin a $1,000,000 fee if the Company failed for any reason to enter into a definitive agreement with Manwin. Manwin indicated in response that it was not prepared to continue to participate in the Special Committee's sales process unless the Company agreed to pay Manwin such a fee, as more specifically described in its June 18, 2012 letter to the Special Committee. In considering Manwin's pre-conditions for participating in the sales process, the Special Committee considered the concerns of its advisors as to whether Manwin had a serious interest in pursuing the acquisition of the Company given that (i) Manwin never sought any non-public information concerning the Company; (ii) Manwin refused to execute the Special Committee's form of bidder confidentiality agreement; and (iii) Manwin was continuing to integrate previous acquisitions.

        Also on July 2, 2012, the Special Committee's legal counsel, Alston & Bird, held a telephone call with Longkloof's legal counsel, Stroock & Stroock & Lavan LLP. During the course of that call, the respective counsel discussed various frameworks for a settlement between the Company and Longkloof that would resolve the litigation between the Company and Longkloof and would require Longkloof to terminate its proxy contest against the Company. During the course of that call, Longkloof's counsel indicated that while Longkloof was prepared to terminate its proxy contest against the Company, it was not prepared to agree to a settlement agreement containing "standstill" restrictions that would prevent it from calling a special meeting of the Company's shareholders to replace members of the Board. The respective counsel also discussed the confidentiality agreement that the Company had requested Longkloof execute as a condition to being given access to the electronic data room that had been established. Longkloof's counsel indicated that Longkloof would consider executing an "appropriate" form of confidentiality agreement but that the Company's form of confidentiality agreement, even with the "standstill" restrictions removed therefrom, was unacceptable.

        On July 3, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, reviewed the status of its process to explore the sale of the Company. At this meeting, the Special Committee also received an update from its legal counsel, Alston & Bird, as to the recent discussions that had been held with Longkloof's legal counsel. In addition, the Special Committee discussed a request that had been made by Mr. Rothstein, acting on behalf of Longkloof, to meet with Mr. Isaacman later that week to discuss a possible settlement of the litigation and related proxy contest. The Special Committee discussed what terms would need to be included in such a settlement, including, but not limited to, the following: (i) the termination of Longkloof's proxy contest for control of the Company and the withdrawal of the related notice of nomination that was submitted by Longkloof, (ii) a dismissal of the Company's lawsuit against Longkloof and other related parties, (iii) a dismissal of the counterclaims filed by Longkloof against the Company and the members of the Board, (iv) appropriate "standstill" restrictions, and (v) to the extent that Longkloof remained interested in pursuing the acquisition of the Company, that it would do so only pursuant to a consensual transaction.

        On July 5, 2012, Messrs. Isaacman and Weiner, acting at the request of the Special Committee, met with various representatives of Longkloof, including Mr. Rothstein, who participated in-person, and Mr. Golding, who participated by telephone. During the course of the meeting, the parties discussed potential terms for a settlement agreement between the Company and Longkloof that would provide for the termination of the litigation between the Company and Longkloof and for the termination by

Longkloof of its pending proxy contest for control of the Company. During the course of the meeting, the principal terms of a settlement agreement were agreed to in principle subject to the negotiation of a definitive settlement agreement between the Special Committee's counsel, Alston & Bird, and Longkloof's counsel, Stroock & Stroock & Lavan LLP, and the approval of such an agreement by the respective governing bodies of each of the Company and Longkloof.

        On July 6, 2012, the Board met, with a representative from Holland & Hart present for a portion of the meeting, and received an update from the Special Committee on the status of its review of strategic alternatives. During this meeting, Mr. Isaacman, as Chairman of the Special Committee, led a discussion regarding the current status of the Special Committee's evaluation of strategic alternatives for the Company, describing next steps generally and specifically with respect to possible bidders for the Company and a preliminary estimated timeline for the completion of those next steps. At this meeting, Mr. Isaacman updated the Board regarding the meeting that he and Mr. Weiner had on July 5, 2012, with Longkloof's representatives. At this meeting, the Board, in order to ensure that the Chairman of the Audit Committee is kept informed at all times about the strategic alternatives being considered by the Special Committee and related matters, again reconstituted the Special Committee to add Mr. Woo as a fourth member. Both of Messrs. Nicholas and Weiner indicated that they were not in favor of such a change to the composition of the Special Committee with Mr. Nicholas abstaining and Mr. Weiner dissenting.

        On July 11, 2012, the Company entered into a settlement agreement with Longkloof and various associated parties (the "Longkloof Settlement Agreement") to end Longkloof's proxy contest related to the 2012 annual meeting of shareholders and the related litigation described above. Under the terms of the Longkloof Settlement Agreement, Longkloof agreed to immediately terminate its proxy contest, withdraw its notice of intent to nominate four candidates for election to the Board and not support, for the balance of 2012, any other person not recommended by the Board in seeking representation on the Board. Longkloof also agreed, subject to the terms of the Longkloof Settlement Agreement, to comply with certain "standstill" restrictions through December 31, 2012. These restrictions provide that, during such period, Longkloof can only pursue the acquisition of the Company through a consensual transaction. The Company also agreed that if it does not engage in a sale, merger or similar change of control transaction by December 31, 2012, Longkloof would have the right to designate one person for appointment to the Board for a term expiring at the 2013 annual meeting of shareholders. The Longkloof Settlement Agreement also included confidentiality provisions to applicable to Longkloof's receipt of confidential information concerning the Company as part of the bid process described above.

        On July 13, 2012, as a result of the Company and Longkloof entering into the above described Longkloof Settlement Agreement, Longkloof and its advisors were granted access to the electronic data room that had previously been established by Avondale Partners on behalf of the Company.

        On July 17, 2012, Avondale Partners received final indications of interest and mark-ups of the draft definitive merger agreement from (i) LFP at an all-cash purchase price of $2.05 per Share, (ii) Longkloof at an all-cash purchase price of $2.00 per Share, and (iii) Bidder C at a purchase price of $1.81 per Share, payable in the form of a combination of cash and rollover Shares (the rollover Share portion of the consideration ranging between 12.5% and 25% of the total). As a result of the differential in the purchase price proposed by LFP and Longkloof, as opposed to that proposed by Bidder C, and as a result of the fact that Bidder C's proposal included a non-cash component and was viewed by the Special Committee as more complex and more uncertain (including due to uncertainties regarding Bidder C's ability to obtain the needed external financing for the transaction), the Special Committee determined, with advice of its financial and legal advisors, to focus its efforts on LFP and Longkloof. Accordingly, the Special Committee's legal counsel initiated discussions with legal counsel to LFP and Longkloof regarding their mark-ups of the draft agreement and other matters, with a particular focus on (i) the bidders' calculations of the purchase price stated in their proposals (to determine if there were any potential deductions therefrom or adjustments thereto), and (ii) closing conditions, financing and other factors in the mark-ups that might impact deal certainty.

        On July 31, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, Avondale Partners updated the Special Committee on the status of its discussions with parties interested in pursuing a transaction to acquire the Company. Avondale Partners reviewed with the Special Committee the recent discussions it had engaged in with LFP, Longkloof and Bidder C regarding their proposals to acquire the Company. Avondale Partners advised the Special Committee that it had relayed the Special Committee's expectation of an increase in the proposed purchase price to the bidders and that both LFP and Longkloof had requested additional information regarding the Company's severance calculations in order to arrive at a revised net per Share price proposal. Avondale Partners also noted that LFP and Longkloof were working on their own calculations of potential cost savings based on potential operating synergies. With respect to Bidder C, Avondale Partners noted that it had relayed the Special Committee's desire that the transaction be structured as an all-cash acquisition to ensure certainty of value. Avondale Partners also discussed with the Special Committee Longkloof's plans to visit the Company's headquarters the following week for a management presentation and to facilitate additional due diligence. The Special Committee was also informed that LFP had provided Avondale Partners with additional information about LFP's plans for financing an acquisition of the Company. At this meeting, the Special Committee's counsel, Alston & Bird, updated the Special Committee on its discussions with the respective legal counsel for LFP and Longkloof with respect to the merger agreement mark-ups that had been received by Avondale Partners together with the indications of interest that had been provided by LFP and Longkloof. Alston & Bird noted that the purpose of these discussions was not to negotiate specific merger agreement points, but rather to clarify the bidder's intentions regarding some of the Special Committee's most significant concerns with respect to the merger agreement mark-ups that had been submitted, particularly those relating to closing certainty and conditions that generally were not practical for a public company transaction, such as those requiring that certain financial metrics be satisfied.

        On August 9, 2012, Avondale Partners, representatives of Longkloof, including Mr. Rothstein, and members of Company management met at the Company's corporate headquarters as part of Longkloof's due diligence review with respect to a possible transaction.

        Also on August 9, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee, among other matters, discussed the status of its process to explore the sale of the Company. At this meeting, the Company's Chief Financial Officer updated the Special Committee on the visit then underway by representatives of Longkloof to the Company's offices.

        On August 17, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, Avondale Partners updated the Special Committee on the visit by representatives of Longkloof to the Company's corporate headquarters the previous week and Longkloof's remaining open diligence issues. Avondale Partners indicated that Longkloof had committed to providing a revised indication of interest early the week of August 20, 2012 and that Longkloof understood it needed to propose a purchase price that provides the Company's shareholders in excess of $2.00 per Share. Avondale Partners then updated the Special Committee on the status of discussions with LFP including, but not limited to, that LFP's offer was now $2.08 per Share pursuant to an all-cash transaction, the status of the regulatory approval LFP needs to consummate the pending financing that is anticipated to fund the acquisition of the Company and the timing of that approval, and LFP's offer of a $1,000,000 "reverse break-up fee" if it were not in a position to fund the acquisition of the Company by September 30, 2012. The Special Committee also discussed with Avondale Partners whether it should solicit additional bidders, including private equity and financial firms and was informed that, while Avondale Partners had solicited interest from private equity firms that had an interest in media earlier in the sales process, most private equity firms were likely to be restricted by their limited partners from investing in an adult media company and that such restrictions likely accounted for the absence of any private equity firms participating in the Special Committee's sales process to date. Additionally, Avondale Partners indicated that the operational challenges facing the Company as well as the relatively small size of a potential transaction further limited the number of potentially interested parties. Avondale Partners also confirmed to the Special Committee that it had not received any additional indications of interest from other strategic or financial buyers. Avondale Partners then outlined for the Special Committee next steps and the aspirational timetable for the execution of definitive agreement with the selected bidder.

        On August 22, 2012, Bidder C submitted a revised non-binding indication of interest, raising its offer to $1.85 per Share in an all-cash transaction. Due to the continuing price differential between Bidder C and the other bidders and the uncertainties relating to Bidder C's financing, however, the Special Committee continued to view LFP and Longkloof as the only viable bidders with which to continue to pursue a transaction.

        On August 23, 2012, Avondale Partners had a telephone call with LFP. During this call, LFP inquired of Avondale Partners as to next steps and whether the Special Committee remained interested in discussing a transaction with them. In addition, LFP relayed to Avondale Partners that LFP wanted to move forward as quickly as possible to acquire the Company given they expect to receive approval for the pending funding for the proposed acquisition of the Company by the following week.

        On August 24, 2013, Avondale Partners had a telephone call with Mr. Rothstein in his capacity as a representative of Longkloof. During the course of this call, Mr. Rothstein indicated that Longkloof hoped to deliver a revised acquisition proposal to Avondale Partners either later that day or over the weekend. Avondale Partners reminded Mr. Rothstein that following the conclusion of their meeting at the Company's corporate headquarters in Boulder, Colorado on August 9, 2012, Longkloof had indicated that it was confident it could deliver a revised acquisition proposal by the beginning of the week of August 20, 2012 and that, as recently as August 17, 2012, Mr. Rothstein had confirmed that Longkloof was still expecting to deliver its revised acquisition proposal to Avondale Partners no later than August 21, 2012. In response to Avondale Partners' queries as to the reasons for Longkloof's delay, given that Longkloof had received all follow-up diligence at the beginning of the week of August 13, 2012, Mr. Rothstein's responded that Longkloof had many operational people working on the deal and that it was trying get all of their input so they could make their "best offer."

        On August 27, 2012, LFP received notification of the regulatory approval it needed for it to proceed with the financing intended to fund LFP's acquisition of the Company.

        On August 28, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, Avondale Partners updated the Special Committee on its discussions with LFP over the past day, including that (i) it had relayed to LFP the Special Committee's request that LFP increase its bid above its last offer of $2.08 per Share, to at least $2.15 per Share, and (ii) LFP had indicated in response that $2.08 per Share was LFP's best and final offer. Avondale Partners further indicated to the Special Committee its view that LFP was not prepared to raise its offer price any further and there was a significant amount of risk in further delaying the sales process in an attempt to seek an increase in the proposed purchase price from LFP. Avondale Partners also clarified for the Special Committee certain other aspects of LFP's most recent proposal to acquire the Company, including that LFP was prepared to commit to pay the Company a $1,000,000 "reverse break-up" fee in the event that LFP was not able to consummate the acquisition of the Company due to its inability to obtain financing. Avondale Partners also noted that while LFP had conducted due diligence of the Company, it would still need to perform confirmatory due diligence which would include allowing LFP's accountants to discuss various issues with the Company's Chief Financial Officer and the Company's independent registered public accounting firm, Grant Thornton LLP. At this meeting, Avondale Partners also informed the Special Committee that it had not had any further communication from any representative of Longkloof since its telephone call with Mr. Rothstein on August 24, 2012 and that, based on the recent experience that Avondale Partners had with Longkloof not meeting its own established deadlines for delivering a revised indication of interest, there was significant uncertainty as to whether Longkloof would be providing a revised indication of interest.

        On August 31, 2012, the Special Committee's counsel, Alston & Bird, distributed to LFP's counsel a revised draft merger agreement containing proposed revisions on behalf of the Special Committee, reflecting its response to LFP's mark-up of the draft merger agreement submitted to Avondale Partners on July 17, 2012, together with its indication of interest.

        On September 4, 2012, in a conference call between Avondale Partners, Mr. Weiner and representatives of Longkloof, including Mr. Rothstein, Longkloof indicated that it was now, having engaged in additional due diligence and after further review by Longkloof, "substantially below $2.00" per Share in its view of the price per Share it would be willing to pay for the Company. In a subsequent conversation with Mr. Rothstein, he further indicated to Avondale Partners that the majority view at Longkloof was that the range of a price per Share it would be willing to consider was between $1.50 and $1.75 per Share. As a result of this development, which indicated to the Special Committee that any acquisition proposal from Longkloof was not likely to be competitive with then current terms of LFP's acquisition proposal, the Special Committee determined, and directed its legal and financial advisors, to focus their attention on negotiating a transaction with LFP.

        On September 4, 2012, Bidder C again revised its non-binding indication of interest, raising its offer to $1.85 per Share in an all-cash transaction to $1.90 per Share. As before, Bidder C provided no details regarding how it would finance an acquisition of the Company.

        On September 7, 2012, Avondale Partners held a telephone call with LFP to discuss various open issues relating to the proposed acquisition of the Company by LFP. During the course of this call, LFP indicated that, in response to the concerns expressed by the Special Committee as to the financial assets of Parent and Merger Sub as compared to the financial assets of affiliates thereof such as the Guarantor, L.F.P., Inc., it was willing to have the Guarantor serve as a guarantor of the obligations of Parent and Merger Sub pursuant to the Merger Agreement. During this call, LFP continued to express their concern over the Company's cash balance and indicated that its initial indication of interest submitted on July 17, 2012, which proposed a purchase price of $2.05 per Share, assumed that the Company would have approximately $14,000,000 of Company Net Available Cash before Company Transaction Expenses at the closing of the Offer, and that when it raised its proposed purchase price to $2.08 per Share it was with the understanding that the Company Net Available Cash net of Company Transaction Expenses at the closing of the Offer would be at least $12,500,000. Accordingly, LFP proposed a purchase price ranging from $2.03 to $2.08 per Share tied to the extent to which the amount of Company Net Available Cash net of Company Transaction Expenses at the closing of the Offer is at or greater than $11,690,000 and less than or equal to $12,500,000, with adjustments between these two per Share prices equal to $0.01 for each $162,000 adjustment in the amount of the Company Net Available Cash net of Company Transaction Expenses that is on hand at the closing of the Offer. By way of example, if the amount of Company Net Available Cash net of Company Transaction Expenses at the closing of the Offer is $12,338,000 (which is $162,000 less than $12,500,000) then the $2.08 price per Share would be adjusted downward by $0.01 to $2.07 per Share.

        Also on September 7, 2012, Avondale Partners held a telephone call with Mr. Rothstein in his capacity as a representative of Longkloof. During this call, Mr. Rothstein noted that Mr. Weiner would be in New York City the following week to attend a cable industry event, and indicated that he wanted to obtain a waiver from the terms of the Longkloof Settlement Agreement to meet with Mr. Weiner and discuss alternative structures with Mr. Weiner and other investors to pursue an acquisition of the Company. Mr. Rothstein also indicated that he would like Avondale Partners to participate in any such meeting. In response, Avondale Partners suggested to Mr. Rothstein that he submit a written request for such a waiver to the Special Committee. No such request was ever provided to the Special Committee.

        On September 11, 2012, Bidder C submitted another revised non-binding indication of interest, raising its offer to $1.96 per Share. As with all prior indications of interest by Bidder C, the Special

Committee, with the advice of its financial advisor, continued to have serious concerns about Bidder C's ability to finance the transaction since it continued to provide no details regarding the sources of its financing.

        On September 11 and 12, 2012, an accounting firm engaged by LFP to assist in its due diligence regarding the Company met with the Company's independent registered public accounting firm and with Company management as part of that due diligence process.

        On September 13, 2012, LFP e-mailed Avondale Partners with a revised proposal for addressing its concerns with respect to the Company's cash balance. In its e-mail, LFP indicated when it submitted its initial indication of interest for acquiring the Company, LFP was under the impression that the Company had $15,000,000 in total cash but now understood that the Company's cash balance was less than that. As such, LFP noted, it would only proceed with a $2.08 price per Share so long as the Company's total working capital at the closing of the Offer was at least $16,500,000 with the Company Net Available Cash net of Company Transaction Expenses at the closing of the Offer being at least $12,500,000. To address its concerns with the Company's cash position being less than LFP expected, LFP indicated its willingness to discuss the following two alternative purchase price structures:

  •
  $2.08 per Share, subject to a condition that the Company have, at closing of the Offer, a minimum of (i) $11,500,000 in Company Net Available Cash, and (ii) and $15,500,000 in total working capital; or

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  A variable purchase price proposal such that for every $162,000 of Company Net Available Cash net of Company Transaction Expenses below $12,500,000 or working capital below $15,500,000 at the closing of the Offer, the purchase price per Share would be reduced by one cent. So for example, if at closing the cash balance were to fall between $12,338,000 and $12,499,000, then the purchase price would be reduced to $2.07 per Share.

        On September 15, 2012, the Board met, with a representative from Holland & Hart present for a portion of the meeting and, following discussion, terminated the employment of Mr. Weiner as Chief Executive Officer of the Company. At this same meeting, the Board appointed Mr. Isaacman to succeed Mr. Weiner as the Chairman of the Board.

        On September 16, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, Avondale Partners updated the Special Committee on its discussions with LFP with respect to various open issues. The Special Committee was informed that LFP had agreed to guarantee the obligations of Parent and Merger Sub pursuant to the Merger Agreement. Avondale Partners also detailed for the Special Committee the two alternative purchase price proposals that LFP had proposed on September 13, 2012. The Special Committee discussed with Avondale Partners the possibility of removing the working capital condition due to the complexity that would be entailed in determining the working capital balance promptly as of the closing of the Offer and the unusual nature of a working capital condition to the closing of a tender offer. Avondale Partners indicated that it believed that the working capital condition was likely more negotiable than a reduced cash condition.

        On September 21, 2012 the Special Committee's counsel, Alston & Bird, distributed to LFP's counsel an initial draft of the Guarantee pursuant to which Guarantor and/or one or more other affiliates of LFP would agree to unconditionally guarantee the obligations of Parent and Merger Sub pursuant to the Merger Agreement.

        Also, on September 21, 2012, LFP's counsel distributed to the Special Committee's counsel, Alston & Bird, a revised draft of the Merger Agreement containing revisions proposed by LFP, including, but not limited to, (i) the addition of a liquidated damages clause that would have restricted the ability of the Company to recover damages from Parent or Merger Sub in the event that either breached the Merger Agreement, (ii) the removal of the specific performance clause, and (iii) the addition of a material adverse change financial metric of a 15% reduction in revenue or earnings. The draft Merger Agreement also contained a working capital threshold requirement that would need to be met by the Company.

        On or about September 25, 2012, Avondale Partners held a telephone call with LFP to discuss various open issues relating to LFP's proposed acquisition of the Company including some of the issues raised by the revised draft of the Merger Agreement that had been distributed by LFP's counsel on September 21, 2012. During the course of this call, LFP indicated that it would be amenable to the transaction being conditioned on the Company having to meet only one financial metric which would be a threshold relating to Company Net Available Cash but that such threshold would need to be $12,000,000 at the closing of the Offer net of Company Transaction Expenses and, based on that threshold, it would propose a revised purchase price of $2.05 per Share. In addition, LFP agreed to delete from the draft Merger Agreement (i) the working capital threshold, (ii) the liquidated damages clause, and (iii) the material adverse change financial metric of a 15% reduction in revenue or earnings. LFP also agreed to re-insert the specific performance clause.

        On September 27, 2012, the Special Committee met with a representative from Alston & Bird present. During the course of this meeting, the Special Committee reviewed the current status of its process to explore the sale of the Company, and Special Committee members who had spoken separately with Avondale Partners outside of a Special Committee meeting reviewed those discussions with the other Special Committee members. Mr. Isaacman recounted that, based on his last discussion with Avondale Partners, LFP had reduced its per Share offer price to $2.05 was still insisting on a condition that the Company have at least $12,000,000 of Company Net Available Cash at the closing of the Offer net of Company Transaction Expenses at the closing of the Offer. Mr. Isaacman also noted the other changes that LFP had agreed to.

        On September 28, 2012, in a telephone call that included representatives of LFP, Avondale Partners and the respective counsel for LFP and the Special Committee, advisors for the Special Committee proposed a purchase price of $2.08 per Share with no cash condition. During the course of that telephone call, LFP indicated that such a proposal was not acceptable and that LFP was only prepared to pursue a transaction with the Company that contemplated a purchase price of $2.05 per Share and required the Company to have a minimum of $12,000,000 in Company Net Available Cash at the closing of the Offer net of Company Transaction Expenses.

        On September 29, 2012, Mr. Nicholas tendered his resignation as a director of the Company, effective immediately.

        On October 1, 2012, the Special Committee met with a representative from Alston & Bird present. At this meeting, the Special Committee's legal counsel, Alston & Bird, provided an update on the call that Alston & Bird had participated in with LFP on September 28, 2012. Alston & Bird noted for the Special Committee that while LFP remained interested in pursuing an acquisition of the Company, LFP had indicated that it was only willing to pursue such a transaction at $2.05 per Share and subject to the condition that the Company have a minimum of $12,000,000 in Company Net Available Cash at the closing of the Offer net of Company Transaction Expenses. The Special Committee also discussed the possibility that if it was not able to reach agreement with LFP with respect to a transaction, it was possible that Longkloof would, either in the near-term or after December 31, 2012 when it will no longer be subject to "standstill" restrictions, seek to acquire the Company at a substantially lower price. After further discussion, it was the consensus of the Special Committee that Alston & Bird communicate a counteroffer to LFP for it to acquire the Company for $2.05 per Share and subject to the condition that the Company have a minimum of $11,500,000 in Company Net Available Cash at the closing of the Offer net of Company Transaction Expenses. The counteroffer would also contemplate that LFP would provide the Company with a $1,000,000 earnest money deposit concurrently with its execution of the definitive agreement.

        On October 4, 2012, Avondale Partners held a telephone call with Mr. Rothstein acting in his capacity as a representative of Longkloof. Mr. Rothstein indicated that he was "just calling to check in." During the course of this telephone call, Mr. Rothstein indicated to Avondale Partners that if the Company was able to execute on a transaction above $2.00 per Share that Longkloof would be supportive of such a transaction.

        On October 5, 2012, in a telephone call that included representatives of LFP, Avondale Partners, and the respective counsel for LFP and the Special Committee, the advisors for the Special Committee proposed a purchase price of $2.05 per Share, subject to a condition that the Company have a minimum of $11,500,000 in Company Net Available Cash at closing net of Company Transaction Expenses. The Special Committee's advisors also proposed that LFP provide the Company with a $1,000,000 earnest money deposit concurrently with its execution of the definitive agreement. During such conference call, LFP indicated that while it was amenable to the $1,000,000 earnest money deposit, it would only agree to the Special Committee's request for a cash condition of $11,500,000 if the purchase price was reduced to $2.02 per Share. In subsequent discussions between LFP and Avondale Partners, LFP indicated that it would be amenable to a contingent cash payment right that would provide the Company's shareholders with additional cash consideration up to a maximum of $0.06 per Share to the extent the Company Net Available Cash at closing net of Company Transaction Expenses exceeded $11,500,000. Thereafter, the parties negotiated throughout the day on October 5, 2012 to agree on a purchase price in the transaction of $2.02 per Share, plus one contingent right to receive a Contingent Cash Payment as described in Item 2., "Identity and Background of Filing Person—Tender Offer", in this Schedule 14D-9 and as described in more detail in the Offer to Purchase, a copy of which has been filed as Exhibit (a)(1) hereto.

        On October 7, 2012, the Special Committee's counsel, Alston & Bird, distributed to LFP's counsel a revised draft of the Merger Agreement containing proposed revisions on behalf of the Special Committee.

        On October 8, 2012, the Special Committee's counsel, Alston & Bird, distributed to LFP's counsel an initial draft of the Contingent Payment Rights Agreement.

        On October 9, 2012, LFP's counsel, distributed to the Special Committee's counsel, Alston & Bird, a revised draft of the Merger Agreement containing proposed revisions on behalf of LFP.

        On October 10, 2012, the Special Committee's counsel, Alston & Bird, distributed to LFP's counsel a further revised draft of the Merger Agreement containing proposed revisions on behalf of the Special Committee and an initial draft of the Escrow Agreement.

        From October 10, 2012 to October 15, 2012, the Special Committee's counsel, Alston & Bird, and LFP's counsel exchanged various drafts of the Merger Agreement, the CPR Agreement, the Escrow Agreement and the Guaranty and held a number of telephone calls to discuss and negotiate the provisions of these agreements.

        On October 10, 2012, Mr. Weiner tendered his resignation as a director of the Company, effective immediately.

        On October 14, 2012, the Special Committee and Board held a joint meeting to determine, (i) in the case of the Special Committee, whether (A) the form, terms and provisions of the Transaction Documents and the Contemplated Transactions, are fair to and in the best interests of the Company's shareholders and (B) to recommend to the Board that the Transaction Documents and the Contemplated Transactions be adopted and approved in all respects, and (ii) in the case of the Board, whether (A) the Transaction Documents and the Contemplated Transactions are fair to and in the best interests of the Company's shareholders; (B) to approve and adopt the Transaction Documents and the consummation of the Contemplated Transactions; (C) to authorize and direct certain officers of the Company to execute and deliver the Transaction Documents in the name of the Company; (D) to authorize such officers to prepare, execute, deliver and file such further agreements, certificates, instruments and documents and to take such actions as contemplated by the Transaction Documents or as such officers deem necessary or appropriate;

and (E) to recommend that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, to the extent such a meeting is required under the CBCA, vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement at any meeting of shareholders of the Company called to consider approval of the Merger and the Merger Agreement.

        In advance of the October 14, 2012 meeting, the Special Committee was provided with, among other things, a summary of the material terms of the Merger Agreement and copies of the current forms of the Transaction Documents. In addition, Avondale Partners provided the Special Committee with summaries of its financial analyses.

        At the October 14, 2012 meeting, representatives of Avondale Partners reviewed with the Special Committee their financial analyses of the consideration proposed to be paid by LFP and delivered their oral opinion to the Special Committee, which was subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to the various qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the $2.02 per Share in cash (without regard to the CPR) to be received by the holders of Shares (other than LFP, Merger Sub and their respective affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Avondale Partners, dated October 14, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached hereto as Annex B.

        The Special Committee then discussed the proposed transaction. The Special Committee also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled "Reasons for Recommendation of the Special Committee and the Board" below. Following extensive discussion, the Special Committee, acting with the advice and assistance of its legal and financial advisors, unanimously determined (i) that the form, terms and provisions of the Transaction Documents and the Contemplated Transactions, are fair to and in the best interests of the Company's shareholders and (ii) to recommend to the Board that the Transaction Documents and the Contemplated Transactions be adopted and approved in all respects. Thereafter, based on the unanimous recommendation of the Special Committee and the conduct of its own review and other relevant factors, the Board unanimously determined (i) to approve and adopt the Transaction Documents and to approve and authorize the consummation of the Contemplated Transactions; (ii) to authorize the execution and delivery of the Transaction Documents in the name of the Company; (iii) that the Transaction Documents and the Contemplated Transactions are fair to, and in the best interests of, the Company's shareholders; and (iv) to recommend that the shareholders of the Company accept the Offer, and tender their Shares in the Offer and, to the extent such a meeting is required under the CBCA, vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement at any meeting of shareholders of the Company called to consider the approval of the Merger and the Merger Agreement. See Item 4., "The Solicitation or Recommendation" for more information.

        On October 15, 2012, following final negotiation of definitive agreements between the financial and legal advisors to the Special Committee and representatives and legal advisors to LFP, after confirming that there were no further open issues to resolve, the Company, LFP and Merger Sub executed the Merger Agreement and the Escrow Agreement and the appropriate parties executed and delivered the Guaranty. Later that day, after the closing of trading on NASDAQ, the Company and LFP issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Special Committee and the Board

        The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions. In recommending to the Board that it approve and declare fair to and in the best interests of the shareholders of the Company, the Merger Agreement and the other Transaction Documents, the performance by the

Company of its obligations thereunder and the consummation of the Contemplated Transactions, including the Offer and the Merger, upon the terms and conditions contained therein, and in recommending that, if required by applicable law, the shareholders of the Company approve the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation of the Contemplated Transactions, including the Offer and the Merger, upon the terms and conditions contained therein, the Special Committee considered the following material factors and benefits of the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions:

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  Business and Financial Condition and Prospects of the Company.  The Special Committee considered the following reasons related to the Company's current financial position and strategic plan:

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  the current and historical financial condition, results of operations, competitive position, strategic options and prospects of the Company, and the financial plan and prospects if the Company were to remain an independent public company, as well as the potential impact of those factors on the trading price of the Shares (which cannot be quantified numerically);

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  the Company's likelihood of achieving and executing upon the Company's business plan given (i) the Company's size in comparison to other competitors in its industry, including the effect the Company's size would have on (i) its ability to attract and retain talent, (ii) its ability to attract and secure contracts with larger customers and (iii) its future revenue;

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  the positions of President and Chief Executive Officer of the Company are currently vacant, the Special Committee's belief that such positions will need to be filled with an external candidate, and the Company's additional need to expand the size and depth of its management team if it were to remain an independent public company;

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  the Company's ability to attract and retain talent given its presence in the adult media industry;

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  the increased costs of remaining an independent publicly-traded company; and

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  the certainty of realizing a compelling cash value for Shares from the Offer compared to the risks and uncertainties associated with the operation of the Company's business (including the risk factors set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012) in a highly volatile and unpredictable market, including the risks and uncertainties in the U.S. and global economy generally.

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  The Company's Competitive Position.  The Company's current competitive status within the adult entertainment segment, including, but not limited to, the following:

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  the Company's ability to continue to compete with established adult video producers, as well as independent companies that distribute adult entertainment, some of which is provided for free through internet websites;

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  the increased competition from historical competitors;

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  the increased competition from content providers that historically distributed content only through the internet;

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  the increased competition from companies releasing adult internet tube sites with free content; and

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  the continued addition of new competitors.

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  Industry Trends.  The current trends in the adult entertainment industry, including, but not limited to, the following:

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  the trends and conditions impacting the Company and the adult media industry, including changes in competition within the industry described above and changes in how adult media content is distributed and priced;

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  the viewership of adult content on TV platforms has been trending down;

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  in recent years, the overall quality of online adult sites, which have been enhanced through better data speeds, has increased, and the increased competition that the Company has faced from companies releasing adult internet tube sites with free content;

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  the perception among consumers that adult media content distributed through TV platforms is overpriced when compared to the free content available on internet tube sites; and

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  the need for the industry to reexamine its pricing in order to attract new and historical customers to TV platforms.

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  Historical Trading Prices; Premium to Market Price; Premium to Market Price (Unaffected).  The Special Committee considered the relationship of the Offer Price (that is, the price proposed to be offered to shareholders without regard to Contingent Cash Payments referenced in the Merger Agreement) to the historical and projected market prices of the Shares on NASDAQ. The Offer Price represents:

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  a 55% premium over the closing price of the Shares on October 15, 2012, the last business day before the announcement of the transaction;

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  a 55% premium over the average closing price of the Shares over the one month period ended on the day before the announcement of the transaction;

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  a 38% premium over the average closing price of the Shares over the three month period ended on the day before the announcement of the transaction;

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  a 32% premium over the average closing price of the Shares over the six month period ended on the day before the announcement of the transaction; and

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  a 79% premium over the closing price of the Shares on March 8, 2012, the day before the Company received an unsolicited acquisition proposal that was publicly announced by the bidder on that same date.

  •
  Full and Fair Value.  The Special Committee's belief that the Offer Price represents a full and fair value for the Shares, taking into account the Special Committee's familiarity with the Company's current and historical financial condition, results of operations, business, competitive position and prospects, as well as the Company's future business plan, the risks related thereto, and potential long-term value.

  •
  Loss of Opportunity.  The possibility that, if the Merger Agreement is not approved and adopted, there may not be another opportunity for the Company's shareholders to receive a comparably priced transaction and that the short-term market price for the Shares could fall below the value of the Offer Price, and possibly substantially below the value of the Offer Price.

  •
  Review of Strategic Alternatives.  The Special Committee's belief, after reviewing the results of the process undertaken to review financial and strategic alternatives, that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of the Company than the potential value that might result from other strategic opportunities readily available to the Company, including remaining an independent company and pursuing the Company's strategic plan, taking into account (i) the potential benefits, risks and uncertainties associated with those opportunities and (ii) the difficulties in implementing the Company's plans related to revenue growth. The Special Committee also considered the increasingly pressing need to bring its strategic review process to a reasonably prompt conclusion, taking into account the deterioration of the financial performance of the Company, the significant uncertainty regarding the Company's future prospects as an independent company and the possibility that its short-term and long-term prospects would continue to decline in the absence of a sale or other transaction.

  •
  Solicitation of Other Parties.  The results of the process to solicit interest in the Company from other potential bidders including, but not limited to, the following:

  •
  the market check conducted by the Special Committee during the sale process, with the assistance of Avondale Partners, a nationally recognized financial advisor with significant familiarity and experience in conducting sale processes similar to the one engaged in by the Company, which involved contacting, for the acquisition of the Company, approximately 25 potential buyers;

  •
  the various public disclosures that were made by the Company since the receipt of an unsolicited acquisition proposal on March 9, 2012 placing all potential acquirers or strategic partners on reasonable notice of a possible sale, including, but not limited to, the press release issued by the Company on April 3, 2012 that the Special Committee had retained Avondale Partners to serve as its financial advisor in connection with a review of strategic alternatives to maximize shareholder value;

  •
  the feedback provided by Avondale Partners to the Special Committee as to why various potentially interested parties declined to participate in the strategic review process or, after being given access to various due diligence materials, elected not to submit an acquisition proposal;

  •
  the Special Committee's conclusion that Parent's bid represented the highest price that the Company received for the acquisition of the Company at the conclusion of its sales process;

  •
  the discussions that the Special Committee had held with the Company's advisors at different times during the process with respect to the terms of the proposals received in the sale process and whether parties other than Parent would be willing or capable of entering into a transaction with the Company that would provide value to the Company's shareholders superior to the cash price to be paid pursuant to the Offer and the Merger;

  •
  that the Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee prior to the purchase of Shares in the Offer; and

  •
  the analyses and presentations by, and discussions with, the Company's legal advisors regarding the terms and conditions of the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, and including the respective representations, warranties and covenants and termination rights of the parties

  •
  History of Negotiations with Parent.  The Special Committee's belief that, based on the history of the Company's negotiations with Parent, that the Offer Price was the highest price per Share that Parent was willing to pay, subject to the provision for Contingent Cash Payments in the Merger Agreement based on Company Net Available Cash at the Expiration Time for the Offer, and that the other terms of the Merger Agreement were the most favorable terms to the Company to which Parent was willing to agree.

  •
  Opinion of Financial Advisor.  The Special Committee considered the following with respect to the opinion of its Financial Advisor, which opinion is described under "Opinion of the Company's Financial Advisor" below:

  •
  discussions with the Company's financial advisor, Avondale Partners, regarding the fairness of the financial terms of the Merger Agreement, its financial analyses of the transactions contemplated by the Merger Agreement and its analyses of comparable transactions and the valuations of comparable companies; and

  •
  the opinion of the Company's financial advisor, Avondale Partners, to the effect that, subject to the assumptions, qualifications and limitations set forth in its written fairness opinion dated as of October 14, 2012, the $2.02 per share in cash to be received by holders of Shares pursuant to the Offer and the Merger contemplated by the Merger Agreement (without regard to Contingent Cash Payments) is fair, from a financial point of view, to such holders and the related financial analyses.

  •
  Certainty of Consideration Value.  The Special Committee considered that the Offer and the Merger, in addition to providing each shareholder with a CPR, provides the Company's shareholders with an upfront payment of $2.02 per share in cash in exchange for their Shares thereby eliminating uncertainties in valuing such cash consideration to be received by the Company's shareholders and providing the Company's shareholders with immediate liquidity.

  •
  Likelihood of Completion.  The Special Committee's belief that the Offer and Merger are likely to be completed within a reasonably short time frame, based upon, among other things, the fact that pursuant to the Merger Agreement, Parent's obligations to consummate the Offer and the Merger are not subject to a financing condition and are otherwise subject to limited conditions.

  •
  Parent's Deposit of $1,000,000 into an Escrow Account to Partially Secure Obligations of Parent and Merger Sub.  The agreement of Parent to deposit $1,000,000 into an escrow account pursuant to the Deposit Escrow Agreement provides partial security for the obligations of Parent and Merger Sub to consummate the Contemplated Transactions.

  •
  Structure of Transaction.  The Special Committee considered that the structure of the transaction as a tender offer for all Shares should allow shareholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which shareholders (other than those who perfect their dissenters' appraisal rights under the CBCA) will receive the same consideration as received by shareholders who tender their Shares in the Offer.

  •
  Reputation of Parent.  The Special Committee considered the business reputation of Parent and its management, the financial resources of Parent and, by extension, Merger Sub.

  •
  No Financing Condition.  The fact that the Offer is not subject to a financing condition and the representation of Parent that it has sufficient funds available to it to consummate the Offer and the Merger, which collectively supported the conclusion that a transaction with Parent and Merger Sub could be completed relatively quickly and in an orderly manner.

  •
  Terms of Merger Agreement.  The specific terms of the Merger Agreement, including, but not limited to the following:

  •
  the financial and other terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including, but not limited to, the number and nature of the conditions to Parent's and Merger Sub's obligations to consummate the Offer and the Merger, were the product of arms-length negotiations among the parties and were designed to provide more certainty that the Offer and the Merger would ultimately be consummated on a timely basis;

    •
    the material terms of the Merger Agreement, taken as a whole, as compared generally with those found in comparable acquisition transactions and the degree to which such terms vary from comparable transactions;

    •
    the definition of "Company Material Adverse Effect" in the Merger Agreement and the various exceptions thereto and the effect thereof on the likelihood that the Offer and the Merger would be consummated pursuant to the terms of the Merger Agreement;

    •
    subject to compliance with the terms and conditions of the Merger Agreement, the Company is permitted to furnish information to, and participate in discussions and negotiations with, any third party that makes an unsolicited, bona fide, written takeover proposal that constitutes or may reasonably be expected to constitute a Superior Proposal (as defined in the Merger Agreement);

    •
    the ability of the Board under certain circumstances to withdraw, modify or change the Board's recommendation to shareholders that they accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, if required, vote their Shares in favor of the adoption of the Merger Agreement, and the right of the Board to terminate the Merger Agreement if certain conditions are satisfied, subject to payment of the $1,000,000 termination fee to Parent, and the reasonableness of such provisions in light of, among other things, the benefits of the Offer and the Merger to the Company's shareholders and the typical range and size of such fees in similar transactions;

    •
    the availability of dissenters' appraisal rights with respect to the Merger, which would give shareholders who have not tendered their Shares in the Offer and who have properly exercised and perfected their appraisal rights in accordance with the CBCA the ability to seek and be paid a judicially determined appraisal of the "fair value" of their Shares at the completion of the Merger; and

    •
    that the Offer Price was negotiated without regard to employment and retention arrangements, and no such employment or retention arrangements have been entered into in connection with the proposed transaction.

  •
  Guarantee.  That the obligations of Parent and Merger Sub under the Merger Agreement and the CPR Agreement (which CPR Agreement provides for the payment of Contingent Cash Payments) are guaranteed by the Guarantor and the financial resources of the Guarantor.

        The Special Committee also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Offer and the Merger and the other transactions contemplated by the Merger Agreement, including the following:

  •
  No-Shop Termination Fee.  The restrictions that the Merger Agreement imposes on the Company's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the insistence by Parent, as a condition to executing the Merger Agreement, that the Company would be obligated to pay a termination fee to Parent of $1,000,000 under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

  •
  Conditions to Closing.  The conditions to Parent's and Merger Sub's obligations to consummate the Offer and the Merger, and the possibility that such conditions, particularly the condition to the closing of the Offer that the "Company Net Available Cash" not be less than $11,514,000 at the Expiration Time may not be satisfied. The Special Committee also considered the fact that completion of the Offer and the Merger would require satisfaction of certain closing conditions that are not within the Company's control, including that no material adverse effect on the Company has occurred.

  •
  Effect of a Failure to Close.  The Special Committee considered the fact that, if the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are not completed, the Company's directors, officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction.

  •
  Potential Harm to Business if Merger is Not Completed.  The Special Committee considered that, if the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are not completed: (a) the market's perception of the Company could potentially result in a loss of customers, vendors and employees, and (b) the Company has provided Parent, during the course of the due diligence process, very sensitive, confidential information that could affect the Company's ability to compete with Parent if it continues to operate independently.

  •
  Public Announcement of the Merger Agreement.  The Special Committee considered the effect of a public announcement of the execution of the Merger Agreement, including effects on the Company's sales, operating results and stock price, and the Company's ability to attract and retain key management and sales and marketing personnel.

  •
  Pre-Closing Covenants.  The Special Committee considered that the restrictions on the conduct of the Company's business prior to the completion of the transaction, requiring the Company to conduct its business in the ordinary course of business, to use its reasonable efforts, consistent with past practice and policies, to preserve intact its business organization and material assets, to keep available the services of its officers, directors and associates, to comply in all material respects with all applicable laws and the requirements of its material contracts, to maintain satisfactory relationships with business partners, and to seek the consent of Parent prior to engaging in various activities, may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

  •
  No Shareholder Participation in Future Growth or Earnings.  The Special Committee considered that the nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of the Company and shareholders will not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company and/or Parent is successful in monetizing some of the Company's growth initiatives such as its technology to support over-the-top services.

  •
  Contingent Cash Payments.  The Special Committee considered that although the Merger Agreement includes as part of the Offer Consideration and Merger Consideration a CPR, which constitutes a contractual right for shareholders to receive a Contingent Cash Payment based on the Company Net Available Cash at the Expiration Time for the Offer, there is no assurance that any portion of the amount of such Contingent Cash Payment will be realized by the Company's shareholders. Accordingly, the Special Committee and the Board must evaluate the merits, risks and uncertainties of the Merger Agreement and the transactions contemplated thereby based on the assumption that the Contingent Cash Payments will not be realized.

  •
  Improvement in Company's Prospects.  The Special Committee considered the risk that the Company's prospects could change materially, including in ways beneficial to the Company, but in ways that would not entitle the Board to change its recommendation to the Company's shareholders, and, in that circumstance, the Offer Price under the Merger Agreement would remain fixed at $2.02 per Share (subject to the payment to shareholders of the above-described Contingent Cash Payment tied to Company Net Available Cash at the Expiration Time, as set forth in the Merger Agreement), regardless of such changes.

  •
  Interests in the Transaction.  The Special Committee considered the fact that the executive officers and directors of the Company may have interests in the Offer and the Merger that are different from, or in addition to, those of the Company's shareholders, including certain change of control payments, and the fact that neither the Offer nor the Merger is conditioned upon any member of the Company's management entering into any employment, equity contribution, or other agreement, arrangement or understanding with Parent, Merger Sub or the Company.

  •
  Tax Consequences.  The Special Committee considered the fact that the all-cash consideration to be received by the shareholders who are U.S. persons in the Offer and the Merger would be taxable to such shareholders who have a gain for U.S. federal income tax purposes.

        The Special Committee believed that, overall, the potential benefits of the Offer and the Merger to the Company's shareholders outweighed the risks and uncertainties of the Offer and the Merger. In the course of reaching its determination and recommendation, the Board considered, among other things, the same factors considered by the Special Committee in its deliberations, as described above.

        After evaluating the above factors, on October 14, 2012, based on the recommendation of the Special Committee and the conduct of its own review and other relevant factors, the Board unanimously determined (i) that the Transaction Documents and the Contemplated Transactions are fair to and in the best interests of the Company's shareholders; (ii) to approve and adopt the Transaction Documents and the consummation of the Contemplated Transactions; (iii) to authorize and direct certain officers of the Company to execute and deliver the Transaction Documents in the name of the Company; (iv) to authorize such officers to prepare, execute, deliver and file such further agreements, certificates, instruments and documents and to take such actions as contemplated by the Transaction Documents or as such officers deem necessary or appropriate; and (v) to recommend that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, to the extent such a meeting is required under the CBCA, vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement at any meeting of shareholders of the Company called to consider approval of the Merger and the Merger Agreement.

        In considering the Offer and the Merger, the Board also reviewed and considered the fairness opinion sought and received from Avondale Partners by the Special Committee as to the fairness, as of the date of such opinion, from a financial point of view, of the consideration to be received in the Offer and the Merger by holders of Shares, which opinion is described under "Opinion of the Company's Financial Advisor" below. The Board also consulted with representatives of Holland & Hart LLP regarding the fiduciary duties of the members of the Board and the terms of the Merger Agreement.

        The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but merely summarizes the material factors considered. In light of the variety of factors considered, both positive and negative, in connection with their evaluation of the Offer and the Merger, and the complexity of these matters, the Special Committee and the Board did not consider it practical and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations or determine that any factor was of particular importance. The Special Committee and the Board made their decision based on the totality of information presented to and considered by them. Moreover, each member of the Special Committee and the Board applied his or her own personal business judgment to the process, may have given different weights to different factors, and may have viewed certain factors more positively or negatively than others. In arriving at their recommendation, the members of the Special Committee and the Board, were aware of the interests of the Company's executive officers, directors and affiliates as described in Item 3., "Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors and Affiliates" above.

Opinion of the Company's Financial Advisor

        On October 14, 2012, Avondale Partners rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated October 14, 2012, to the Special Committee that, as of the date of its opinion and based upon and subject to the various qualifications, limitations, factors and assumptions set forth in the opinion, that the Offer Price of $2.02 per share in cash to be received by the holders of the outstanding shares of Company common stock in connection with the Transactions was fair from a financial point of view to such holders. For purposes of the opinion, Avondale Partners did not assume any additional cash consideration with respect to the CPRs.

        The full text of Avondale Partners' written opinion, dated October 14, 2012, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Avondale Partners in rendering its opinion, is included as Exhibit (a)(15) to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference. Shareholders are urged to, and should, read the opinion carefully and in its entirety. The following summary of the Avondale Partners' opinion is qualified in its entirety by reference to the full text of the opinion. Avondale Partners' opinion was directed to the Special Committee and addresses only the fairness from a financial point of view of the cash consideration to be received by holders of Company common stock in the Contemplated Transactions pursuant to the Merger Agreement, as of the date of the opinion. Avondale Partners' opinion does not (i) address any other aspects of the Contemplated Transactions, (ii) address the relative merits of the Contemplated Transactions as compared to alternative transactions or strategies that may be available to the Company, or (iii) express any opinion or recommendation as to the underlying decision of the Company to engage in the Contemplated Transactions or as to how any shareholder of the Company should vote at any shareholders' meeting held in connection with the Contemplated Transactions or as to whether any shareholder should tender their shares in the Tender Offer.

        The following description of Avondale Partners' opinion is only a summary of the analyses and examinations that Avondale Partners deemed material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Avondale Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Avondale Partners believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of its analyses and its opinion. In addition, Avondale Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that this analysis was given greater weight than any other analysis described below and should not be taken to be the view of Avondale Partners with respect to the actual value of the Company. Avondale Partners made its determination as to the fairness of the cash consideration on the basis of its experience and professional judgment after considering the results of all of its analyses.

        In performing its analyses, Avondale Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Avondale Partners and the Company. The analyses performed by Avondale Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

        No company or transaction used in the comparable company or comparable transaction analyses described below is identical to the Company or the Contemplated Transactions. Accordingly, an analysis of the results of such analyses is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Contemplated Transactions are being compared.

Procedures Followed

        In connection with its opinion, Avondale Partners:

  (1)
  Reviewed certain publicly available financial statements of the Company that Avondale Partners deemed relevant, including the consolidated financial statements for recent years and certain other relevant financial and operating data of the Company made available to Avondale Partners from published sources and by senior management of the Company;

  (2)
  Reviewed a draft of the Merger Agreement, dated October 12, 2012, and the related disclosure letter;

  (3)
  Compared the Company from a financial point of view with certain other companies in the media and entertainment industry that Avondale Partners deemed relevant;

  (4)
  Reviewed certain publicly available equity research reports that Avondale Partners deemed relevant regarding companies in the media and entertainment industry;

  (5)
  Considered the financial terms, to the extent publicly available, of selected recent business combinations in the media and entertainment industry that Avondale Partners deemed to be comparable, in whole or in part, to the Contemplated Transactions;

  (6)
  Reviewed the financial terms, to the extent publicly available, of certain other transactions Avondale Partners believed to be reasonably comparable to the Contemplated Transactions;

  (7)
  Interviewed senior management of the Company regarding the Company's operating history and its prospects;

  (8)
  Reviewed the trading history of the Company's Common Stock;

  (9)
  Took into account Avondale Partners' assessment of general economic, market and financial and other conditions and its experience in other transactions, as well as its expertise in securities valuation and its knowledge of the industry in which the Company operates;

  (10)
  Reviewed certain non-public information, including internal operating data and financial analyses and forecasts prepared by senior management of the Company and supplied to Avondale Partners; and

  (11)
  Performed other such analyses and examinations as Avondale Partners deemed appropriate.

        Avondale Partners did not independently verify any of the information concerning the Company considered by Avondale Partners in connection with its review of the Contemplated Transactions and assumed and relied upon the accuracy and completeness of all such information. Further, Avondale Partners relied upon the assurances of representatives and management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the internal operating data and financial analyses and forecasts supplied to Avondale Partners, Avondale Partners assumed, with the consent of the Special Committee, that such data, analyses, and forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company, and Avondale Partners relied upon each party to advise it promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Accordingly, Avondale Partners expressed no opinion with respect to such analyses or forecasts or the assumptions on which they were based. In addition, Avondale Partners did not conduct a physical inspection or appraisal of any of the tangible or intangible assets (including goodwill and intellectual property), properties, or facilities of the Company and did not undertake an independent analysis of any pending or threatened litigation, possible unasserted claims or other liabilities (contingent or otherwise) to which the Company or any of its affiliates was a party or could be subject. The opinion of Avondale

Partners is necessarily based upon market, economic, financial and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Any change in such conditions would require a reevaluation of its opinion. Avondale Partners expresses no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect the opinion of Avondale Partners, Avondale Partners does not have any obligation to update, revise or reaffirm its opinion.

        In connection with rendering its opinion, Avondale Partners assumed that the Contemplated Transactions will be consummated on the terms and subject to the conditions described in the draft merger agreement, dated October 12, 2012. The Merger Agreement, as executed, was not materially different from the October 12, 2012 draft merger agreement reviewed by Avondale Partners in connection with rendering its opinion. Avondale Partners also assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on the Company and that the Contemplated Transactions will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Avondale Partners also assumed that the definitive Merger Agreement was not materially different from the draft merger agreement dated October 12, 2012. Avondale Partners' opinion only addresses the fairness of the cash consideration to be paid, from a financial point of view, to the Company's shareholders and does not address any other aspect or implication of the Contemplated Transactions or any other agreement, arrangement or understanding entered into by the Company or any other person in connection with the Contemplated Transactions or otherwise.

Summary of Financial and Other Analyses

        The following represents a summary of the material financial analyses performed by Avondale Partners in connection with providing its opinion to the Special Committee. Avondale Partners prepared these analyses for purposes of providing its opinion to the Special Committee as to the fairness, from a financial point of view, of the $2.02 per share in cash to be received by the holders of the outstanding shares of Common Stock in connection with the Contemplated Transactions. Some of the summaries of financial analyses performed by Avondale Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Avondale Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Avondale Partners.

        Historical Stock Trading Analysis.    Avondale Partners reviewed the historical stock prices and trading characteristics over the last three years of the Company's Common Stock. The following table compares the $2.02 Offer Price with various closing prices and averages over the last three years:

Prices as of October 12, 2012
Price
Offer Price	$2.02
1 Week Avg	$1.30
1 Month Avg	$1.31
3 Month Avg	$1.47
1 Year Avg	$1.35
1 Year High	$1.73
2 Year Avg	$1.49
2 Year High	$2.14
3 Year Avg	$1.61
3 Year High	$2.35

        Volume of Shares Traded Analysis.    Avondale Partners reviewed the historical prices and historical trading activity of the Common Stock over the one-year and three-year periods ended October 12, 2012. Avondale Partners calculated the total number of Shares traded at certain share price ranges over the one-year period ended October 12, 2012 beginning with a range of $1.00 to $1.25 and increasing at $0.25 increments to a range of $1.50 to $1.75. Avondale Partners also calculated the total number of Shares traded at certain share price ranges over the three-year period ended October 12, 2012 beginning with a range of $1.00 to $1.25 and increasing at $0.25 increments to a range of $2.25 to $2.50. Avondale Partners observed that in the past year, of the Shares that traded, 100% traded at prices less than $1.75. Avondale Partners observed that in the past three years, of the Shares that traded, 90% traded at prices less than $2.00.

        Discounted Cash Flow Analyses.    Avondale Partners performed discounted cash flow analyses for the projected cash flows of the Company for the fiscal years ending March 31, 2013 through March 31, 2017, using projections and assumptions provided by the senior management of the Company. Avondale Partners performed these discounted cash flow analyses on two different forecasts provided by senior management of the Company, which are referred herein as "Management I" and "Management II." The Management II forecast is based on adjustments to the Management I forecast to reflect a more conservative projection of revenues. Based upon the continuing operating and financial performance of the Company, Avondale Partners and the management of the Company determined that the Management I and Management II forecasts were the appropriate forecasts on which to perform this analysis, rather than the Management III forecast as presented in the initial bid process in May 2012. See "Company Projections" below. For each forecast, Avondale Partners used a range of discount rates of 20.0% to 30.0% and a range of terminal multiples of forecasted earnings before interest and taxes (EBIT) for the fiscal year ending March 31, 2017 of 5.0x to 7.0x to calculate a range of implied values of the Common Stock. The following table sets forth the implied values indicated by these analyses:

	Management I		Management II
($ in millions, except per share data)	Low	High	Low	High
Implied Enterprise Value	$9.9	$14.3	$5.1	$6.0
Implied Equity Value	$23.0	$27.4	$18.1	$19.0
Implied Price per Share	$1.42	$1.69	$1.12	$1.17

        Precedent Transactions Analysis.    Based on public and other available information, Avondale Partners calculated the multiples of enterprise value (which Avondale Partners defined as equity value plus debt less cash and cash equivalents) to EBIT for the last twelve months, or LTM EBIT, implied in the following acquisitions of companies in the media and entertainment industry announced or closed since January 1, 2009:

Date Announced	Name of Target	Name of Acquiror
02/20/12	Starcat Cable Network Co.	Community Network Center, Inc.
01/10/12	Sapphire Media International	LFP, Inc.
12/31/11	HIT Entertainment Limited	Mattel, Inc.
11/07/11	Betty TV Limited	Discovery Communications, Inc.
09/30/11	The Hearst Corporation, Cycle World	Bonnier Corporation
08/11/11	Hollywood Classics Limited	Metrodome Group plc
03/27/11	Bontonfilm A.S.	CME Media Pro B.V.
03/10/11	CKX Inc.	Apollo Global Management LLC
05/17/11	Entertainment in Motion, Inc.	Advanced Inflight Alliance AG
04/11/11	Hopscotch Films Pty Ltd.	Entertainment One Ltd.
11/16/10	CJ Entertainment Inc.	CJ E&M Corporation
11/26/10	Chrysalis Group Limited	BMG Rights Management GmbH
08/10/10	Adultshop.com Ltd., Retail and Web Business	Malcom Day
11/29/10	NPG Cable, Inc.	Cequel Communications, LLC
11/26/10	Powercorp International Ltd.	Longkloof
06/24/10	Alloy, Inc.	Natixis Private Equity; Hamilton Lane Advisors;
GenSpring Family Offices, LLC, Zelnick Media, LLC;
Rosemont Solebury Capital Management LLC; ZM
Capital I, LP; Rosemont-Solebury Co-Investment
Fund L.P.; Private Equtiy Direct Partnership II (QP),
LP; Hudson River Co-Investment Fund, L.P.
08/05/10	Shed Media Limited	Warner Bros, Entertainment UK Ltd
08/16/10	Target Entertainment Limited	Metrodome Group plc
05/24/10	Galaxy Cable, Inc.	Zito Media, L.P.
02/15/10	Above The Title Producitons Limited	UBC Media Group plc
10/23/09	Animation Collective Group	Handmade Films Limited
10/14/09	Sureflix Digital Distribution	Private Media Group, Inc.
10/07/09	Conceive Magazine	Bonnier Corporation
02/26/09	MVD Company Ltd.	M Pictures Entertainment Public Company Limited
06/16/09	Neway Entertainment Group	Chung Tai Printing Holdings Ltc. (nka: Neway Group Holdings Limited
05/20/09	Hachette Filpacchi Media	Bonnier Corporation
02/25/09	Ezestream Pty Ltd.	Movielink Pty Ltd
05/14/09	Stainless Precision Components Limited	Hosken Consolidated Investments
04/28/09	Metronome Film & Television AB	Shine Limited
02/11/09	Below The Radar Ltd.	Blakeway Productions Limited
02/17/09	Global Internet B.V.	Beate Uhse AG
01/27/09	ODS Technologies, L.P.	Betfair Limited
11/10/08	Mama's LLC—GameLink LLC	Private Media Group, Inc.
01/12/09	Winnercomm, Inc.	Outdoor Channel Hodlings, Inc.
01/01/09	Raging Stallion Studios	Adult Entertainment Broadcast Network

        The following table sets forth the EBIT multiples indicated by this analysis for the highlighted transactions above, which were the only transactions that had publicly available EBIT information, and the multiples implied by the proposed merger:

Enterprise Value to:	Proposed Transaction Multiples	Low	Median	Mean	High
LTM EBIT	NM	8.0x	17.9x	17.2x	34.4x

        Avondale Partners was unable to calculate an implied value for the Company using LTM EBIT multiples because the Company's LTM EBIT was negative.

        Comparable Company Analysis.    Based on public and other available information, Avondale Partners calculated the multiples of enterprise value (which Avondale Partners defined as equity value plus debt less cash and cash equivalents) to LTM, estimated calendar year 2012 (CY 2012), and estimated calendar year 2013 (CY 2013) EBIT and earnings per share (EPS) for companies in the media and entertainment industry. The estimated financial data for the comparable companies was based on publicly available research analysts' estimates and public filings. Avondale Partners believes that the companies listed below have some operations similar to some of the operations of the Company, but noted that none of these companies have the same management, composition, size, or combination of businesses as the Company:

  •
  FriendFinder Networks Inc.

  •
  LodgeNet Interactive Corporation

  •
  Outdoor Channel Holdings, Inc.

  •
  Private Media Group, Inc.

  •
  Rick's Cabaret International Inc.

  •
  World Wrestling Entertainment Inc.

        The following table sets forth the multiples indicated by this analysis:

Proposed Transaction Multiples
Enterprise Value to:	Management I	Management II	Low	Median	Mean	High
LTM EBIT	NM	NM	5.9x	10.7x	11.7x	17.2x
Estimated CY 2012 EBIT	137.4x	137.4x	6.5x	8.4x	8.4x	10.3x
Estimated CY 2013 EBIT	8.8x	16.5x	4.0x	6.3x	6.3x	8.5x
LTM EPS	NM	NM	9.9x	21.6x	38.4x	83.7x
Estimated CY 2012 EPS	NM	NM	9.3x	16.5x	27.4x	56.5x
Estimated CY 2013 EPS	24.5x	46.4x	5.6x	15.8x	20.7x	40.8x

        Avondale Partners also calculated the implied company share price based on the range of EBIT and P/E valuation multiples based on the comparable company analysis. The range of EBIT multiples, shown in the table above, when applied to Calendar Year 2012 EBIT, Calendar Year 2013 Management I EBIT, and Calendar Year 2013 Management II EBIT, implied equity value per share ranges of $0.86 to $0.90, $1.36 to $1.99, and $1.10 to $1.43, respectively, as compared to the Offer Price of $2.02 per share. The range of P/E multiples, shown in the table above, when applied to Calendar Year 2013 Management I EPS and Calendar Year 2013 Management II EPS, implied equity value per share ranges of $0.46 to $3.36 and $0.24 to $1.77, respectively, as compared to the Offer Price of $2.02 per share. Avondale Partners was not able to calculate an implied per share price based on LTM EBIT, LTM EPS and Calendar Year 2012 EPS because the Company's EBIT and EPS for those time periods was negative.

        Premiums Paid Analysis.    Avondale Partners reviewed the premiums paid in acquisitions of publicly traded companies in the U.S. with enterprise values below $250 million that were announced between January 1, 2010 and October 12, 2012. Avondale Partners excluded transactions involving financial institutions and real estate investment trusts (REITs), as well as those transactions in which the target's stock price was less than $1.00 prior to announcement of the acquisition.

        Avondale Partners calculated the premiums paid in these transactions over the applicable stock price of the acquired company one day, one week and four weeks prior to the announcement of the acquisition offer.

	Premium One Day Prior to Announcement	Premium One Week Prior to Announcement	Premium Four Weeks Prior to Announcement
High	171.9%	173.2%	214.6%
Low	(16.0)%	(13.3)%	(21.7)%
Transaction Premium
October 12, 2012	49.6%	54.2%	45.3%
March 9, 2012	78.8%	69.7%	74.1%

        Avondale Partners calculated the implied range of company share prices based on the Company's stock price as of October 12, 2012 and the range of premiums paid for the selected time periods in the selected transactions. The range, shown in the table above, of premiums paid over the price of the acquired companies' share prices one day, one week and four weeks prior to announcement implied equity value per share ranges of $1.13 to $3.67, $1.14 to $3.58 and $1.09 to $4.37, respectively, as compared to the Offer Price of $2.02 per share.

        Avondale Partners also calculated the implied range of company share prices based on our stock price as of March 9, 2012, the day of the first public proposal to acquire the Company, and the range of premiums paid for the selected time periods in the selected transactions. The range, shown in the table above, of premiums paid over the price of the acquired companies' share prices one day, one week and four weeks prior to announcement implied equity value per share ranges of $0.95 to $3.07, $1.03 to $3.25 and $0.91 to $3.65, respectively, as compared to the Offer Price of $2.02 per share.

General

        The Special Committee selected Avondale Partners as its financial advisor because of Avondale Partners' expertise and its reputation in investment banking and mergers and acquisitions. Avondale Partners is a nationally recognized investment banking firm and, as part of its investment banking services, is regularly engaged in the valuation of business and their securities in connection with mergers and acquisitions, leveraged buyouts, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        Pursuant to the letter agreement with the Special Committee, dated April 3, 2012 (the "Engagement Letter"), the Company agreed to pay Avondale Partners $350,000 for its services rendered in connection with the consideration by the Special Committee of possible transactions and $200,000 upon delivery of its written opinion. In addition, Avondale Partners will also be entitled to an additional fee that is contingent upon the consummation of the Contemplated Transactions, which is currently estimated to be approximately $450,000. If the maximum Contingent Cash Payment were made in respect of CPR's issued pursuant to the Offer and Merger, Avondale Partners would receive an additional amount of approximately $45,000. Further, the Company has agreed to reimburse Avondale Partners for its reasonable out-of-pocket expenses and to indemnify Avondale Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities and other items arising out of its engagement.

        In the ordinary course of its business, Avondale Partners may trade in the equity securities of the Company for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in this security. During the two years preceding the date of the opinion of Avondale Partners, Avondale Partners had not been engaged by, performed any services for or received any compensation from the Company or any other parties to the merger agreement other than any amounts paid to Avondale Partners under the engagement letter pursuant to which Avondale Partners was retained as a financial advisor to the Special Committee in connection with the Contemplated Transactions and in its consideration of alternative transactions.

        As described above, Avondale Partners' opinion was only one of many factors considered by the Special Committee in its evaluation of the Contemplated Transactions and should not be viewed as determinative of the views of the Special Committee with respect to the Contemplated Transactions. The foregoing summary does not purport to be a complete description of the analyses performed by Avondale Partners in connection with the fairness opinion and is qualified in its entirety to the written opinion attached as Exhibit (a)(15) to this Schedule 14D-9.

Company Projections

        In connection with the sale process described herein, the Company's management prepared certain non-public financial information and projections about the Company, which the Company provided (i) to Avondale Partners, the Company's financial advisor, in connection with its opinion to the Special Committee, as described under "Opinion of the Company's Financial Advisor," and/or (ii) to Parent in connection with its due diligence review. This information was prepared by management for internal planning purposes or in connection with the Offer and the Merger and is subjective in many respects. The projected financial information summarized below as "Management I Forecast" and "Management II Forecast" were provided to Avondale Partners on April 18, 2012 and April 19, 2012, respectively. The projected financial information summarized below as "Management III Forecast" was provided to Parent (and other prospective bidders) on or about May 16, 2012, solely for purposes of the initial solicitation of preliminary, non-binding indications of interest from potential bidders. The Management I Forecast and Management II Forecast were not provided to Parent prior to entering into the Merger Agreement. The Management I Forecast, Management II Forecast and Management III Forecast are referred to collectively herein as the "Projections."

New Frontier Media, Inc. Projected Financial Information

Management I Forecast

Income Statement

($ in thousands)	FY 2013P	FY 2014P	FY 2015P	FY 2016P	FY 2017P
REVENUES
Transactional TV	$33,877.3	$34,838.6	$35,702.7	$36,602.0	$37,537.0
Direct-to-Consumer	490.8	517.6	532.6	548.0	563.8
Film Production	8,131.5	8,396.0	6,219.9	8,693.3	6,532.7

Total Revenue	$42,499.6	$43,752.2	$42,455.2	$45,843.3	$44,633.5
Growth	4.2%	2.9%	(3.0)%	8.0%	(2.6)%
Total Cost of Sales	$18,353.3	$18,140.2	$16,869.7	$18,826.4	$17,573.4

Gross Profit	$24,146.3	$25,611.9	$25,585.5	$27,016.8	$27,060.1
Margin	56.8%	58.5%	60.3%	58.9%	60.6%
OPERATING EXPENSES
Salaries	$12,008.7	$11,726.3	$12,079.0	$12,444.2	$12,822.4
Sales and Marketing	1,075.2	959.9	960.4	961.0	961.5
Depreciation and Amortization	2,136.4	2,085.0	2,146.2	2,203.9	2,268.4
General and Administrative	7,366.8	7,421.3	7,585.0	7,755.4	7,930.7
Rent	1,161.5	1,120.5	1,133.4	1,147.0	1,161.1

Total Operating Expenses	$23,748.5	$23,313.0	$23,904.1	$24,511.4	$25,144.2
EBIT	$397.8	$2,299.0	$1,681.4	$2,505.4	$1,915.9
Depreciation and Amortization	9,376.5	9,353.3	7,967.7	9,656.1	8,280.4
Stock Based Compensation	174.1	215.7	220.4	225.2	230.1
Asset Impairment	360.0	360.0	360.0	360.0	360.0

EBITDA	$10,308.5	$12,227.9	$10,229.5	$12,746.7	$10,786.4
Margin	24.3%	27.9%	24.1%	27.8%	24.2%
Total Other Expenses/(Income)	$31.3	$14.6	$11.9	$9.5	$7.3

Income Before Taxes	366.5	2,284.3	1,669.5	2,496.0	1,908.6
Income Tax Expense/(Benefit)	(108.8)	913.7	667.8	998.4	763.4

Net Income	$475.3	$1,370.6	$1,001.7	$1,497.6	$1,145.2

Management I Forecast (continued)

Balance Sheet

($ in thousands)	FY 2013P	FY 2014P	FY 2015P	FY 2016P	FY 2017P
ASSETS
Current Assets
Cash and Cash Equivalents	$15,461.0	$18,234.9	$20,945.0	$24,142.3	$27,309.6
Restricted Cash	582.9	596.9	613.1	629.5	647.0
Accounts Receivable, Less Allowances	8,496.0	8,699.9	8,935.4	9,175.2	9,430.3
Taxes Receivable	541.0	541.0	541.0	541.0	541.0
Prepaid and Other Assets	1,839.7	1,883.8	1,934.8	1,986.7	2,042.0
Total Current Assets	$26,920.6	$29,956.6	$32,969.3	$36,474.8	$39,969.9
Property and Equipment, Net	8,138.0	7,238.4	6,262.3	5,207.3	4,070.9
Content and Distribution Rights, Net	11,615.7	11,544.6	11,472.7	11,405.4	11,337.7
Recoupable Costs and Producer Advances	1,789.0	1,429.0	1,069.0	709.0	349.0
Film Costs, Net	2,090.3	2,142.8	1,958.1	1,859.3	1,518.0
Deferred Tax Assets	3,897.0	3,897.0	3,897.0	3,897.0	3,897.0
Other Assets	522.0	522.0	522.0	522.0	522.0
Total Assets	$55,181.6	$56,939.4	$58,359.4	$60,283.7	$61,873.6
LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$1,023.5	$1,048.1	$1,076.4	$1,105.3	$1,136.1
Producers Payable	344.9	353.2	362.8	372.5	382.9
Deferred Revenue	813.0	832.5	855.1	878.0	902.4
Accrued Compensation	1,487.2	1,522.9	1,564.2	1,606.1	1,650.8
Deferred Producer Liabilities	1,423.1	1,457.2	1,496.6	1,536.8	1,579.6
Short-term Debt	100.0	100.0	100.0	100.0	100.0
Deferred Tax Liabilities	—	—	—	—	—
Accrued and Other Liabilities	2,051.4	2,100.7	2,157.5	2,215.4	2,277.0
Total Current Liabilities	$7,243.2	$7,414.6	$7,612.6	$7,814.2	$8,028.7
Other Long-term Liabilities	1,814.0	1,814.0	1,814.0	1,814.0	1,814.0
Total Liabilities	$9,057.2	$9,228.6	$9,426.6	$9,628.2	$9,842.7
Total Equity	$46,124.5	$47,710.7	$48,932.8	$50,655.5	$52,030.8
Total Liabilities and Equity	$55,181.6	$56,939.4	$58,359.4	$60,283.7	$61,873.6

Management II Forecast

Income Statement

($ in thousands)	FY 2013P	FY 2014P	FY 2015P	FY 2016P	FY 2017P
REVENUES
Transactional TV	$33,877.3	$33,539.1	$33,106.1	$32,717.1	$32,372.5
Direct-to-Consumer	490.8	517.6	532.6	548.0	563.8
Film Production	8,131.5	6,126.0	6,347.5	6,556.0	6,794.1

Total Revenue	$42,499.6	$40,182.6	$39,986.1	$39,821.1	$39,730.4
Growth	4.2%	(5.5)%	(0.5)%	(0.4)%	(0.2)%
Total Cost of Sales	$18,353.3	$16,298.0	$16,434.7	$16,561.6	$16,726.4
Gross Profit	$24,146.3	$23,884.6	$23,551.5	$23,259.4	$23,004.1
Margin	56.8%	59.4%	58.9%	58.4%	57.9%
OPERATING EXPENSES
Salaries	$12,008.7	$11,464.7	$11,868.1	$11,974.6	$12,399.7
Sales and Marketing	1,075.2	938.4	943.7	924.6	929.9
Depreciation and Amortization	2,136.4	2,085.0	2,146.2	2,203.9	2,268.4
General and Administrative	7,366.8	7,254.7	7,452.6	7,461.7	7,669.2
Rent	1,161.5	1,120.5	1,133.4	1,147.0	1,161.1

Total Operating Expenses	$23,748.5	$22,863.2	$23,544.0	$23,711.8	$24,428.4
EBIT	$397.8	$1,021.4	$7.4	$(452.3)	$(1,424.3)
Depreciation and Amortization	9,376.5	7,832.4	8,008.5	8,177.7	8,364.0
Stock Based Compensation	174.1	215.7	220.4	225.2	230.1
Asset Impairment	360.0	360.0	360.0	360.0	360.0

EBITDA	$10,308.5	$9,429.4	$8,596.3	$8,310.5	$7,529.9
Margin	24.3%	23.5%	21.5%	20.9%	19.0%
Total Other Expenses/(Income)	$31.3	$14.6	$11.9	$9.5	$7.3
Income (Loss) Before Taxes	366.5	1,006.7	(4.5)	(461.8)	(1,431.6)
Income Tax Expense/ (Benefit)	(108.8)	402.7	(1.8)	(184.7)	(572.6)

Net Income	$475.3	$604.0	$(2.7)	$(277.1)	$(859.0)

Management II Forecast (continued)

Balance Sheet

($ in thousands)	FY 2013P	FY 2014P	FY 2015P	FY 2016P	FY 2017P
ASSETS
Current Assets
Cash and Cash Equivalents	$15,461.0	$17,766.8	$19,631.1	$21,392.1	$22,755.6
Restricted Cash	582.9	578.5	576.5	574.9	574.4
Accounts Receivable, Less Allowances	8,496.0	8,431.4	8,401.9	8,378.7	8,371.4
Taxes Receivable	541.0	541.0	541.0	541.0	541.0
Prepaid and Other Assets	1,839.7	1,825.7	1,819.3	1,814.3	1,812.7
Total Current Assets	$26,920.6	$29,143.4	$30,969.7	$32,701.0	$34,055.0
Property and Equipment, Net	8,138.0	7,238.4	6,262.3	5,207.3	4,070.9
Content and Distribution Rights, Net	11,615.7	11,544.6	11,472.7	11,405.4	11,337.7
Recoupable Costs and Producer Advances	1,789.0	1,429.0	1,069.0	709.0	349.0
Film Costs, Net	2,090.3	1,963.7	1,738.2	1,417.8	992.8
Deferred Tax Assets	3,897.0	3,897.0	3,897.0	3,897.0	3,897.0
Other Assets	522.0	522.0	522.0	522.0	522.0
Total Assets	$55,181.6	$55,947.1	$56,139.9	$56,068.5	$55,433.5
LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$1,023.5	$1,015.7	$1,012.2	$1,009.4	$1,008.5
Producers Payable	344.9	342.3	341.1	340.2	339.9
Deferred Revenue	813.0	806.8	804.0	801.8	801.1
Accrued Compensation	1,487.2	1,475.9	1,470.8	1,466.7	1,465.4
Deferred Producer Liabilities	1,423.1	1,412.2	1,407.3	1,403.4	1,402.2
Short-term Debt	100.0	100.0	100.0	100.0	100.0
Accrued and Other Liabilities	2,051.4	2,035.8	2,028.7	2,023.1	2,021.3
Total Current Liabilities	$7,243.2	$7,188.9	$7,164.0	$7,144.6	$7,138.4
Total Liabilities	$9,057.2	$9,002.9	$8,978.0	$8,958.6	$8,952.4
Total Equity	$46,124.5	$46,944.2	$47,161.9	$47,110.0	$46,481.1
Total Liabilities and Equity	$55,181.6	$55,947.1	$56,139.9	$56,068.5	$55,433.5

Management III Forecast

Income Statement

($ in thousands)	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
REVENUES
TTV	$34,133.0	$34,842.5	$35,838.9	$36,924.8	$38,069.3	$39,275.1
DTC	686.0	510.4	517.6	532.6	548.0	563.8
MRG	6,026.9	8,144.5	8,396.0	6,219.9	8,693.3	6,532.7

Total Revenue	$40,845.8	$43,497.4	$44,752.4	$43,677.3	$47,310.6	$46,371.6
Growth	(16.2)%	6.5%	2.9%	(2.4)%	8.3%	(2.0)%
COST OF SALES
Salaries	$4,109.7	$4,400.5	$4,520.8	$4,671.6	$4,828.2	$4,990.8
Cable and Transport Fees	6,074.5	5,458.8	5,056.2	5,117.9	5,183.1	5,250.4
Other Cost of Sales	1,194.4	1,219.8	1,294.9	1,258.7	1,362.9	1,320.3
Amortization of Content and Production Costs	5,684.2	7,008.4	7,268.3	5,821.4	7,452.2	6,011.9

Total Cost of Sales	$17,062.7	$18,087.5	$18,140.2	$16,869.7	$18,826.4	$17,573.4
Gross Profit	$23,783.1	$25,409.9	$26,612.2	$26,807.6	$28,484.2	$28,798.2
Margin	58.2%	58.4%	59.5%	61.4%	60.2%	62.1%
OPERATING EXPENSES
Salaries	$12,224.1	$11,330.2	$11,726.3	$12,079.0	$12,444.2	$12,822.4
Sales and Marketing	1,060.3	1,057.3	959.9	960.4	961.0	961.5
Depreciation and Amortization	2,091.2	2,029.5	2,085.0	2,146.2	2,203.9	2,268.4
Rent	1,405.3	1,108.1	1,120.5	1,133.4	1,147.0	1,161.1
General and Administrative
BOD Fees / D&O and Other Insurance	760.3	983.2	736.0	747.0	758.5	770.5
Legal and General Outside Services	2,395.6	2,906.4	2,026.2	2,072.3	2,120.0	2,169.2
Impairment	4,329.5	360.0	360.0	360.0	360.0	360.0
Travel and Lodging	459.2	499.1	515.3	532.0	549.3	567.2
Maintenance	498.6	666.9	686.7	707.0	728.0	749.5
Other General and Administrative	3,002.1	1,903.4	3,097.2	3,166.6	3,239.6	3,314.3

Total General and Administrative	11,445.3	7,319.0	7,421.3	7,585.0	7,755.4	7,930.7

Total Operating Expenses	$28,226.2	$22,844.2	$23,313.0	$23,904.1	$24,511.4	$25,144.2
Operating Income	$(4,443.1)	$2,565.8	$3,299.2	$2,903.5	$3,972.8	$3,654.0
Amortization of Content	5,257.3	6,663.3	6,909.6	5,448.6	7,064.6	5,609.0
Other Depreciation and Amortization	2,518.0	2,374.5	2,443.6	2,519.1	2,591.5	2,671.4
Stock Based Compensation	576.9	145.5	215.7	220.4	225.2	230.1
Asset Impairment	4,329.5	360.0	360.0	360.0	360.0	360.0

EBITDA	$8,238.7	$12,109.2	$13,228.2	$11,451.5	$14,214.1	$12,524.5
Margin	20.2%	27.8%	29.6%	26.2%	30.0%	27.0%
Total Other Expenses/(Income)	$(33.5)	$17.7	$14.6	$11.9	$9.5	$7.3
Income Before Taxes	(4,409.5)	2,548.1	3,284.6	2,891.6	3,963.3	3,646.7
Income Tax Expense/(Benefit)	(1,763.8)	1,019.2	1,313.8	1,156.6	1,585.3	1,458.7

Net Income	$(2,645.7)	$1,528.9	$1,970.8	$1,735.0	$2,378.0	$2,188.0

Management III Forecast (continued)

Balance Sheet

($ in thousands)	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
ASSETS
Current Assets
Cash and Cash Equivalents	$13,486.6	$17,204.1	$20,562.2	$23,988.1	$28,046.1	$32,234.2
Restricted Cash	539.8	593.9	611.1	630.7	651.0	672.8
Accounts Receivable, Less Allowances	8,319.0	8,496.0	8,741.4	9,022.5	9,313.2	9,624.7
Taxes Receivable	1,275.9	1,275.9	1,275.9	1,275.9	1,275.9	1,275.9
Prepaid and Other Assets	1,560.1	1,877.5	1,931.7	1,993.8	2,058.1	2,126.9
Total Current Assets	$25,181.4	$29,447.4	$33,122.2	$36,911.0	$41,344.3	$45,934.6
Property and Equipment, Net	8,760.0	7,709.8	6,810.2	5,834.1	4,779.1	3,642.7
Content and Distribution Rights, Net	12,033.3	11,943.4	11,872.2	11,800.3	11,733.0	11,665.3
Recoupable Costs and Producer Advances	2,865.9	2,505.9	2,145.9	1,785.9	1,425.9	1,065.9
Film Costs, Net	3,720.7	2,281.8	2,334.3	2,149.7	2,050.8	1,709.5
Goodwill	—	—	—	—	—	—
Deferred Tax Assets	662.2	662.2	662.2	662.2	662.2	662.2
Other Assets	671.1	671.1	671.1	671.1	671.1	671.1
Total Assets	$53,894.6	$55,221.5	$57,618.1	$59,814.2	$62,666.4	$65,351.3
LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable	$764.3	$1,043.4	$1,073.5	$1,108.1	$1,143.8	$1,182.0
Producers Payable	320.9	349.6	359.7	371.3	383.2	396.1
Deferred Revenue	819.0	828.5	852.4	879.8	908.2	938.6
Accrued Compensation	1,729.4	1,515.2	1,559.0	1,609.1	1,661.0	1,716.5
Deferred Producer Liabilities	1,939.2	1,449.4	1,491.3	1,539.2	1,588.8	1,642.0
Short-term Debt	100.0	100.0	100.0	100.0	100.0	100.0
Deferred Tax Liabilities	24.2	24.2	24.2	24.2	24.2	24.2
Accrued and Other Liabilities	2,051.4	2,090.5	2,150.9	2,220.1	2,291.6	2,368.3
Total Current Liabilities	$7,748.4	$7,400.9	$7,611.1	$7,851.9	$8,100.9	$8,367.7
Other Long-term Liabilities	1,664.0	1,664.0	1,664.0	1,664.0	1,664.0	1,664.0
Total Liabilities	$9,412.4	$9,065.0	$9,275.1	$9,515.9	$9,764.9	$10,031.7
Equity
Preferred Stock	$—	$—	$—	$—	$—	$—
Common Stock	1.6	1.6	1.6	1.6	1.6	1.6
Additional Paid-in Capital	48,080.1	48,225.6	48,441.3	48,661.6	48,886.8	49,116.9
Accumulated Deficit	(3,528.3)	(1,999.4)	(28.7)	1,706.3	4,084.3	6,272.3
Accumulated Other Comprehensive Loss	(71.2)	(71.2)	(71.2)	(71.2)	(71.2)	(71.2)
Total New Frontier Media, Inc. Equity	$44,482.2	$46,156.6	$48,343.0	$50,298.3	$52,901.5	$55,319.6
Noncontrolling Interests	—	—	—	—	—	—
Total Equity	$44,482.2	$46,156.6	$48,343.0	$50,298.3	$52,901.5	$55,319.6
Total Liabilities and Equity	$53,894.6	$55,221.5	$57,618.1	$59,814.2	$62,666.4	$65,351.3

Management III Forecast (continued)

Statement of Cash Flows

($ in thousands)	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Net Income	$1,528.9	$1,970.8	$1,735.0	$2,378.0	$2,188.0
Net loss from discontinued operations	—	—	—	—	—
Net Income from continuing operations	$1,528.9	$1,970.8	$1,735.0	$2,378.0	$2,188.0
Depreciation and Amortization	9,037.9	9,353.3	7,967.7	9,656.1	8,280.4
Asset Impairment	360.0	360.0	360.0	360.0	360.0
Stock Based Compensation	145.5	215.7	220.4	225.2	230.1
Changes in operating assets and liabilities
Accounts receivable	(177.0)	(245.4)	(281.1)	(290.7)	(311.5)
Accounts payable	279.1	30.1	34.5	35.7	38.3
Prepaid distribution rights	(4,154.0)	(4,205.1)	(4,257.1)	(4,310.0)	(4,363.8)
Capitalized film costs	(994.6)	(2,694.9)	(942.9)	(2,590.0)	(836.2)
Deferred producer liabilities	(489.8)	41.9	48.0	49.6	53.1
Deferred revenue, net	9.6	23.9	27.4	28.4	30.4
Producer payable	28.7	10.1	11.6	12.0	12.8
Accrued compensation	(214.1)	43.8	50.1	51.9	55.6
Other assets and liabilities, net	(332.3)	(11.0)	(12.6)	(13.0)	(14.0)
Net cash provided by continuing operating activities	$5,027.7	$4,893.1	$4,960.9	$5,593.0	$5,723.2
Net cash used in discontinued operating activities
Net cash provided by operating activities	$5,027.7	$4,893.1	$4,960.9	$5,593.0	$5,723.2
Cash flows from investing activities
Purchases of equipment and furniture	$(1,310.3)	$(1,535.0)	$(1,535.0)	$(1,535.0)	$(1,535.0)
Cash flows from financing activities
Net cash used in financing activities	$—	$—	$—	$—	$—
Net increase/(decrease)	$3,717.5	$3,358.1	$3,425.9	$4,058.0	$4,188.2
Cash and cash equivalents, beginning	13,486.6	17,204.1	20,562.2	23,988.1	28,046.1
Cash and cash equivalents, end	$17,204.1	$20,562.2	$23,988.1	$28,046.1	$32,234.2

Fiscal year ends March 31st; at the time of delivery of the Management III Forecast to Parent (and other prospective bidders) in May 2012, the FY2012 audit had not yet been completed.

        The information contained above has generally been presented in rounded numbers. Certain of the totals presented in this section may have been affected by the use of this rounded information.

        The Company currently plans to make available its actual results of operations for the second fiscal quarter ended September 30, 2012 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC in November 2012. Shareholders should review this Quarterly Report on Form 10-Q as soon as it becomes available. The Company's filings with the SEC are available at www.noof.com and www.sec.gov.

        The financial information set forth in this section is included in this Schedule 14D-9 only because this information was provided to Avondale Partners or to Parent, as indicated, in connection with the contemplated sale of the Company as described in this Schedule 14D-9 and it is not being included to influence your decision whether to tender your Shares in the Offer or whether to exercise any dissenters' rights that you might have in connection with the Merger. The inclusion of this information should not be regarded as an indication to any shareholder that the Special Committee or the Board or any other recipient of this information considered, or now considers, that actual future results will necessarily reflect the projections contained herein, and this information should not be relied upon as such. This financial information reflects numerous estimates and assumptions with respect to industry and specific third party performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond its control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than such projections. Also, the economic and business environments can and do change quickly, which adds a significant level of unpredictability, unreliability and execution risk. In addition, the financial information set forth above does not reflect the effects of the Offer or the Merger.

        This financial information should be evaluated, if at all, in conjunction with the Company's historical consolidated financial statements included in the Company's periodic and other reports filed with the SEC. In light of the factors described herein and the uncertainties inherent in the projected financial information, and given that this information has been included in this Schedule 14D-9 only because the Company has made certain of such information available to Avondale Partners or to Parent, as indicated, shareholders are cautioned not to rely on such information as being a guarantee of future operating results.

        The financial information included in this section was prepared solely by the Company in connection with the Offer and the Merger. This financial information was not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles in the U.S. (GAAP), the published guidelines of the SEC regarding projections, pro forma financial information or the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective or pro forma financial information. Neither our independent registered public accounting firm, nor any independent accountants, have compiled, examined or performed any procedures with respect to the financial information above, nor have they expressed any opinion or any other form of assurance on such financial information or its achievability, and they assume no responsibility for, and disclaim any association with, such financial information.

        The Projections reflect numerous estimates and assumptions made by the Company and its management with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are uncertain and difficult to predict, and many of which are beyond its control. The projected financial information was also based upon expectations of the Company's management at the time the projected financial information was prepared. As a result, such information may prove not to be reflective of actual results. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections, including, but not limited to, the Company's performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks and uncertainties set forth in this Schedule 14D-9 and in the Company's other reports filed with the SEC.

        In addition, the projected financial information will be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, governmental, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Projections also reflect assumptions as to certain business decisions that may be subject to change. Such Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the above projected financial information should not be regarded as an indication that any of the Company, Parent, Merger Sub or any of their respective affiliates or representatives considered or consider that information to be necessarily predictive of actual future events, and such information should not be relied upon as such.

        The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement and pendency of the proposed Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause its customers to delay or cancel purchases from the Company pending the consummation of the Offer and the Merger or the clarification of Parent's intentions with respect to the conduct of the Company's business thereafter. Any such delay or cancellation of shipments is likely to adversely affect the Company's ability to achieve the results reflected in such financial projections. The projected financial information does not take into account any changes in the Company's operations, business, financial condition or results of operations which may result from the Offer or the Merger, including, without limitation, any cost savings or other benefits. Further, the Projections do not take into account the effect of any failure to complete the Offer or the Merger. The inclusion of the Projections herein should not be deemed an admission or representation by the Company or any other person that they were viewed as material information with respect to the Company, and in fact the Company and its management do not view the Projections as material because of the inherent risks and uncertainties associated with such projections.

        There is no guarantee that any financial results reflected in the Projections will be realized, or that the assumptions on which they are based will prove to be correct. The Company's shareholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

        None of the Company or its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the Projections or that the projected results will be achieved.

        BY INCLUDING THE FOREGOING INFORMATION, NEITHER THE COMPANY NOR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES AND OTHER AFFILIATES AND REPRESENTATIVES UNDERTAKE ANY OBLIGATION TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THIS INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THIS INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR TO HAVE CHANGED.

Intent to Tender

        To the Company's knowledge, after making reasonable inquiry, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        The Company has retained Avondale Partners as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of Avondale Partners is set forth in Item 4 under "Opinion of the Company's Financial Advisor" and is hereby incorporated by reference in this Item 5.

        Pursuant to the Engagement Letter, the Company engaged Avondale Partners to act as its financial advisor. Pursuant to the Engagement Letter, the Company agreed to pay Avondale Partners $350,000 for its services rendered in connection with the consideration by the Special Committee of possible transactions and $200,000 upon delivery of its written opinion. In addition, Avondale Partners will also be entitled to an additional fee that is contingent upon the consummation of the Contemplated Transactions, which is estimated to be approximately $450,000 (as of October 29, 2012). If the maximum Contingent Cash Payment were made in respect of CPR's issued pursuant to the Offer and Merger, Avondale Partners would receive an additional amount of approximately $45,000. Further, the Company has agreed to reimburse Avondale Partners for its reasonable out-of-pocket expenses and to indemnify Avondale Partners, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under applicable securities laws.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of the Company with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.    Interest in Securities of the Subject Company

        Other than in the ordinary course of business in connection with the Company's employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Schedule 14d-9 (including in the Exhibits to this Schedule 14d-9), the Company is not undertaking and is not currently engaged in any negotiations in response to the Offer that relate to (i) a tender offer for, or other acquisition of, the Company's securities by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14d-9 or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

Top-Up Option

        Pursuant to the Merger Agreement, the Company has also granted to Merger Sub an irrevocable option (the "Top-Up Option") to purchase, at a price per share equal to (i) the Offer Price paid in the Offer plus (ii) a CPR, that number of newly issued Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the Fully Diluted Shares immediately after the issuance of the Top-Up Shares (the "Short Form Threshold"). Merger Sub may exercise the Top-Up Option only once, in whole but not in part, at any time prior to the third (3rd) Business Day following the purchase of and payment for Shares pursuant to the Offer by Merger Sub, or if any "subsequent offering period" is provided under the terms of the Merger Agreement, during the three (3)-Business Day period following the expiration date of such subsequent offering period, and only if Merger Sub shall beneficially own as of such time at least a majority of the outstanding Shares. The Top-Up Option will not be exercisable unless, immediately after such exercise and the issuance of Top-Up Shares pursuant thereto, the Short Form Threshold would be reached (after giving effect to the issuance of the Top-Up Shares); provided, that (i) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Shares as if such Shares were outstanding) and (ii) the Top-Up Option shall be exercisable only if the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any law or order. Merger Sub will pay the Offer Price plus a CPR for each Share acquired upon exercise of the Top-Up Option in cash or by delivery of a full-recourse promissory note bearing interest at 4.0% per annum. The promissory note will be due on the first anniversary date of the execution of the note, but may be prepaid at any time in whole or in part without premium or penalty. The Merger Agreement provides that neither the Top-Up Shares nor the payment by Merger Sub to the Company of consideration in respect thereof will be taken into account in any determination of the fair value of any Shares with respect to which dissenters' rights are perfected.

Golden Parachute Compensation

        The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer ("NEO") of the Company that is based on or otherwise relates to the Contemplated Transactions. For this purpose, the Company's NEO's are: Mr. Weiner, who is the Company's former Chief Executive Officer; Mr. Williams, who is the Company's Chief Financial Officer; Mr. Piper, who is the Company's Chief Technology and Information Officer, and Mr. Boenish, who is the Company's former President. The amounts set forth in the table below, which represent an estimate of each NEO's golden parachute compensation, assume the following:

  •
  Consummation of the Offer constitutes a change in control for purposes of the applicable compensation plan or agreement, and the Contemplated Transactions are consummated on October 26, 2012, the latest practicable date prior to the filing of this Schedule 14d-9;

  •
  The NEO's employment is terminated without "cause" or the NEO resigns for "good reason" immediately following the consummation of the Contemplated Transactions, the NEO timely executes and does not revoke a release, and the NEO is entitled to full benefits under his respective employment agreement; and

  •
  The price per share paid in the Offer and Merger is $2.02, the Offer Price payable under the Offer and Merger (assuming no Contingent Cash Payment in respect of a CPR).

        The table below contains an estimate of the value of certain material payments and benefits (and without any Contingent Cash Payment in respect of a CPR) payable to the NEOs if terminated without cause or if they resign for good reason upon or within the 12-month period following a change in control. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14d-9. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the Merger Agreement, the NEO's employment agreement or any other related agreement, plan or arrangement, as applicable, and may materially differ from these estimates. As a result, the golden parachute compensation, if any, to be received by an NEO may materially differ from the amounts set forth below.

Name	Cash(1)($)	Equity(2)($)	Perquisites/ Benefits(3)($)	Other(4)($)	Total ($)
Michael Wiener(5)	—	—	—	—	—
Grant Williams	442,500	—	23,404	57,000	522,904
Scott Piper	467,500	—	—	—	467,500
Ken Boenish(6)	—	—	—	—	—

(1)
Represents a lump sum payment payable within 30 days of termination equal to the sum of (i) the NEO's annual base salary for the remaining duration of the term of such NEO's employment agreement or to an amount equivalent to the then current base salary multiplied by 1.5, whichever is greater, plus (ii) an amount equal to one year's bonus as measured by the average bonuses awarded to the NEO during the immediately preceding two (2) full bonus years. This severance payment is a "double trigger" payment, payable if the NEO's employment is terminated (a) by the employer without cause (subject to the applicable officer's execution of a written release in favor of employer), (b) by the NEO for a material breach by the employer of NEO's employment agreement, or (c) by the NEO for good reason (material diminution in position or responsibility) within 12 months following a change in control. See Item 3 under the heading "Arrangements between the Company and its Executive Officers, Directors and Affiliates—Employment Agreements and Severance Arrangements," for additional information regarding the Company's employment agreements and severance arrangements with its executive officers.

(2)
Represents the value of the acceleration of unvested Stock Options as of the Effective Time. Messrs. Williams and Piper may receive up to an aggregate of $3,400 should the Contingent Cash Payments become payable pursuant to the Merger Agreement and the CPR Agreement. This severance payment is a "double trigger" payment as described in footnote 1 above.

(3)
Represents the estimated monthly cost of the NEO's COBRA coverage for health, dental and vision benefits then being provided to the NEO at the time such NEO's employment is terminated for the 18-month period following the date of termination. This severance payment is a "double trigger" payment as described in footnote 1 above.

(4)
Represents tuition expenses reimbursable by the Company pursuant to an Executive Tuition Reimbursement Agreement entered into between the Company and Mr. Williams. This severance payment is a "double trigger" payment as described in footnote 1 above.

(5)
Mr. Weiner, the Company's former Chief Executive Officer, was terminated by the Company on September 15, 2012 and the Company does not believe he is entitled to receive any severance or change of control termination compensation. See Item 3 for additional information.

(6)
Mr. Boenish, the Company's former President, resigned from the Company on August 2, 2011 and the Company does not believe he is entitled to receive any severance or change of control termination compensation. See Item 3 for additional information.

Colorado Statutes

Colorado Short-Form Merger Statute

        Pursuant to Section 7-111-104 of the CBCA, if a corporation that is party to a merger owns 90% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required to approve such merger. If Merger Sub acquires 90% or more of the Shares in the Offer, including through exercise of the Top-Up Option, it will be able to consummate the Merger as a "short-form merger" without holding a meeting of the Company's shareholders. In the event that the Offer is completed (including following any "subsequent offering period" described in the Merger Agreement) but less than 90% of the Shares are tendered (and Merger Sub does not exercise the Top-Up Option to acquire the requisite number of Shares to complete a "short-form merger"), the Merger cannot be consummated until the Company holds a special meeting of shareholders and the Company's shareholders vote to approve the Merger, which will take substantially more time than consummation of a "short-form merger."

Dissenters' Rights

        No dissenters' rights are available in connection with the Offer. However, if the Merger is submitted to shareholders for approval or consummated in accordance with the requirements of the Colorado "short-form merger" statute described above, shareholders who have not tendered their Shares in the Offer will be entitled to certain rights under Article 113 of the CBCA, including the right to dissent and obtain payment of the fair value of their Shares. Under the CBCA, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the "fair value" of their Shares immediately prior to the Effective Time of the Merger but excluding any element of value arising from the consummation or expectation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

Regulatory Approvals

        Except as described in this Item 8, the Company is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Parent's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, the Company currently contemplates that such approval or other action will be sought. While the Company does not believe that Merger Sub currently intends to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, any of which under certain conditions specified in the Merger Agreement could cause Merger Sub to elect to terminate the Offer without the purchase of Shares thereunder.

        The Company and Parent and certain of their respective subsidiaries and affiliates conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the closing of the Offer or the Merger. Parent and the Company do not believe that any filings or approvals are required under any such laws.

Litigation Related to the Merger

        On October 19, 2012, a Class Action Complaint captioned Elwood M. White, on behalf of himself and all others similarly situated v. New Frontier Media Inc., et. al., Filing ID 47171741, was filed in the Denver County District Court in the State of Colorado (the "White Complaint"). The White Complaint purports to assert claims on behalf of the public shareholders of the Company and names as defendants the members of the Special Committee and the Board, as well as the Company, Parent and Merger Sub. The White Complaint alleges, among other things, that the Company's directors breached their fiduciary duties to the Company's shareholders in connection with the Offer and the Merger and further claims that the Company and Parent aided and abetted those alleged breaches of fiduciary duty. It seeks injunctive relief to prevent the parties from proceeding with, consummating, or closing the Contemplated Transactions, an accounting by the defendants for damages sustained as a result of the alleged wrongdoing, and plaintiff's costs and attorneys' and experts' fees. The Company believes the White Complaint lacks merit and intends to contest it vigorously.

        With respect to the foregoing matters, there can be no assurance that the Company will be successful in the defense of such matters. The absence of an injunction or court order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restraining or prohibiting the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Sub or the consummation of the Offer or the Merger, (ii) seeking to obtain material damages in connection with the Offer or the Merger, (iii) seeking to restrain, prohibit or limit Parent's, the Company's or any of their respective affiliates' ownership or operation of all or any material portion of the business or assets of the Company or any of its subsidiaries, or (iv) seeking to impose material limitations on the ability of Parent, Merger Sub or any of Parent's other affiliates effectively to acquire, hold or exercise full rights of ownership of any Shares or any shares of common stock of the Surviving Corporation, is a condition to Merger Sub's obligation to consummate the Offer pursuant to the Merger Agreement.

Cautionary Note Regarding the Company Forward-Looking Statements

        This Schedule 14D-9 contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "anticipate," "expect," "believe," "plan," "intend," "predict," "will," "may" and similar terms. Forward-looking statements in this Schedule 14D-9 include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this Schedule 14D-9 related to future results and events are based on the Company's current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company's shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to review carefully and consider the various disclosures in the Company's SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2012, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 and Current Reports on Form 8-K filed from time to time by the Company. All forward-looking statements are qualified in their entirety by this cautionary statement.

Item 9.    Exhibits

        The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit Name
(a)(1)	Offer to Purchase, dated October 29, 2012.*†
(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*†
(a)(3)	Form of Notice of Guaranteed Delivery.*†
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(6)	Summary Newspaper Advertisement as published in Investors' Business Daily on October 29, 2012.*
(a)(7)	Joint Press Release, dated October 15, 2012, issued by the Company and Parent, incorporated herein by reference to the Schedule 14D-9 filed by the Company on October 15, 2012.
(a)(8)	Email sent to employees of the Company on October 15, 2012, incorporated herein by reference to the Schedule 14D-9 filed by the Company on October 15, 2012.
(a)(9)	Form of letter sent to customers of the Company on October 15, 2012, incorporated herein by reference to the Schedule 14D-9 filed by the Company on October 15, 2012.
(a)(10)	Letter to Michael Weiner sent by the Company on October 16, 2012, incorporated by reference to the Schedule 14D-9 filed by the Company on October 16, 2012.
(a)(11)	Investor FAQS, issued by the Company, incorporated by reference to the Schedule 14D-9 filed by the Company on October 17, 2012.
(a)(12)	Press Release, dated October 22, 2012, issued by the Company, incorporated herein by reference to the Schedule 14D-9 filed by the Company on October 22, 2012.
(a)(13)	Joint Press Release, dated October 29, 2012, issued by the Company and Parent.
(a)(14)	Letter to Shareholders of the Company, dated October 29, 2012.†
(a)(15)	Opinion of Avondale Partners LLP to the Special Committee of the Board of Directors, dated October 14, 2012 (incorporated herein by reference to Annex B hereto).†
(e)(1)
Agreement and Plan of Merger dated as of October 15, 2012, by and among the Company, Parent and Merger Sub (including form of Contingent Payment Rights Agreement attached as Exhibit A thereto), incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by the Company, on October 16, 2012.
(e)(2)	Guarantee dated as of October 15, 2012, delivered by L.F.P., Inc. in favor of Company, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on October 16, 2012.
(e)(3)	Deposit Escrow Agreement dated as of October 15, 2012, by and among the Company, Parent, Merger Sub and U.S. Bank National Association, as Escrow Agent.*

Exhibit No.	Exhibit Name
(e)(4)	Confidentiality Agreement dated as of May 9, 2012, by and between the Company and Flynt Management Group, LLC.*
(e)(5)	Form of Indemnity Agreement, incorporated by reference to the Company's Current Report on Form 8-K filed on April 3, 2012 (File No. 000-23697, Exhibit 10.1).
(e)(6)	Summary of Director Compensation Arrangements, incorporated by reference to the Company's Annual Report filed on Form 10-K for the fiscal year ended March 31, 2011 (File No. 000-23697, Exhibit 10.05).
(e)(7)
1998 Incentive Stock Plan, dated July 21, 1998, incorporated by reference to Exhibit A to the Company's definitive proxy statement filed under cover of Schedule 14A on August 7, 1998 (File No. 000-23697).
(e)(8)
1999 Incentive Stock Plan, dated September 3, 1999, incorporated by reference to Exhibit C to the Company's definitive proxy statement filed under cover of Schedule 14A on September 28, 1999 (File No. 000-23697).
(e)(9)
Millennium Incentive Stock Option Plan, dated July 13, 2000, incorporated by reference to Exhibit B to the Company's definitive proxy statement filed under cover of Schedule 14A on August 29, 2000 (File No. 000-23697).
(e)(10)
2007 Stock Incentive Plan, dated July 16, 2007, incorporated by reference to Appendix A to the Company's definitive proxy statement filed under cover of Schedule 14A on July 16, 2007 (File No. 000-23697).
(e)(11)
Amended and Restated Employment Agreement between the Company and Michael Weiner, dated September 29, 2008, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2008 (File No. 000-23697, Exhibit 10.02).
(e)(12)
Amended and Restated Employment Agreement between the Company and Grant Williams, dated September 29, 2008, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2008 (File No. 000-23697, Exhibit 10.03).
(e)(13)
Amended and Restated Employment Agreement between the Company and Ken Boenish, dated September 29, 2008, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2008 (File No. 000-23697, Exhibit 10.05).
(e)(14)
Amended and Restated Employment Agreement between the Company and Marc Callipari, dated September 29, 2008, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2008 (File No. 000-23697, Exhibit 10.06).
(e)(15)
Amended and Restated Employment Agreement between the Company and Scott Piper, dated September 29, 2008, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2008 (File No. 000-23697, Exhibit 10.07).
(e)(16)
First Amendment to the Amended and Restated Employment Agreement between the Company and Michael Weiner, dated August 31, 2009, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-23697, Exhibit 10.02).

Exhibit No.	Exhibit Name
(e)(17)	First Amendment to the Amended and Restated Employment Agreement between the Company and Grant Williams, dated August 31, 2009, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-23697, Exhibit 10.03).
(e)(18)
First Amendment to the Amended and Restated Employment Agreement between the Company and Ken Boenish, dated August 31, 2009, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-23697, Exhibit 10.04).
(e)(19)
First Amendment to the Amended and Restated Employment Agreement between the Company and Scott Piper, dated August 31, 2009, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-23697, Exhibit 10.05).
(e)(20)
First Amendment to the Amended and Restated Employment Agreement between the Company and Marc Callipari, dated August 31, 2009, incorporated by reference to the Company's Quarterly Report filed on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-23697, Exhibit 10.06).
(e)(21)
2010 Equity Incentive Plan, dated June 29, 2010, incorporated by reference to Appendix B to the Company's definitive proxy statement filed under cover of Schedule 14A on July 16, 2010 (File No. 000-23697).
(e)(22)
Form of 2010 Equity Incentive Plan Incentive Stock Option Agreement, incorporated by reference to the Company's Current Report on Form 8-K filed on September 3, 2010 (File No. 000-23697, Exhibit 99.1).
(e)(23)
Form of 2010 Equity Incentive Plan Nonqualified Stock Option Agreement, incorporated by reference to the Company's Current Report on Form 8-K filed on September 3, 2010 (File No. 000-23697, Exhibit 99.2).
(e)(24)
Second Amendment to the Amended and Restated Employment Agreement between the Company and Michael Weiner, dated April 1, 2011, incorporated by reference to the Company's Annual Report filed on Form 10-K for the fiscal year ended March 31, 2011(File No. 000-23697, Exhibit 10.52).
(e)(25)
Second Amendment to the Amended and Restated Employment Agreement between the Company and Grant Williams, dated April 1, 2011, incorporated by reference to the Company's Annual Report filed on Form 10-K for the fiscal year ended March 31, 2011(File No. 000-23697, Exhibit 10.53).
(e)(26)
Second Amendment to the Amended and Restated Employment Agreement between the Company and Ken Boenish, dated April 1, 2011, incorporated by reference to the Company's Annual Report filed on Form 10-K for the fiscal year ended March 31, 2011(File No. 000-23697, Exhibit 10.54).
(e)(27)
Second Amendment to the Amended and Restated Employment Agreement between the Company and Scott Piper, dated April 1, 2011, incorporated by reference to the Company's Annual Report filed on Form 10-K for the fiscal year ended March 31, 2011(File No. 000-23697, Exhibit 10.55).

Exhibit No.	Exhibit Name
(e)(28)	Second Amendment to the Amended and Restated Employment Agreement the Company and Marc Callipari, dated April 1, 2011, incorporated by reference to the Company's Annual Report filed on Form 10-K for the fiscal year ended March 31, 2011(File No. 000-23697, Exhibit 10.56).
(e)(29)
Executive Tuition Reimbursement Agreement between New Frontier Media, Inc. and Grant Williams dated December 7, 2011, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2011(File No. 000-23697, Exhibit 10.4).
(e)(30)	Form of Indemnity Agreement, incorporated by reference to the Company's Current Report on Form 8-K filed on April 3, 2012 (File No. 000-23697, Exhibit 10.1).
(g)	Not applicable.

*
Incorporated by reference to Schedule TO, filed by Merger Sub and Parent on October 29, 2012.

†
Included in materials mailed to shareholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW FRONTIER MEDIA, INC.
By:	/s/ GRANT WILLIAMS
	Name:	Grant Williams
	Title:	Chief Financial Officer

Dated October 29, 2012

ANNEX A

6000 SPINE ROAD, SUITE 100
BOULDER, COLORADO 80301
(303) 444-0900

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about October 29, 2012 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $.0001 par value per share ("Common Stock"), of New Frontier Media, Inc., a Colorado corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by LFP Broadcasting, LLC, a Delaware limited liability company ("Parent"), to the Board of Directors of the Company (the "Board" or the "Board of Directors"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of October 15, 2012 (the "Merger Agreement"), by and among the Company, Parent, and Flynt Broadcast, Inc., a wholly-owned Subsidiary of Parent ("Merger Sub").

        YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

        Pursuant to the Merger Agreement, on October 29, 2012, Merger Sub commenced a cash tender offer to acquire all of the issued and outstanding shares of Common Stock (the "Shares") at a price per share equal to (1) $2.02 (the "Offer Price"), net to the seller in cash, without interest, and (2) one contingent right per Company Share (a "CPR"), which shall represent the contractual right to receive a Contingent Cash Payment (as such term is defined in the Contingent Payment Rights Agreement in the form attached to the Merger Agreement as Exhibit A) (the aggregate consideration referred to in (1) and (2) and any other consideration per share paid pursuant to the Offer, the "Offer Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 29, 2012 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to shareholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Merger Sub, Parent and Larry Flynt with the Securities and Exchange Commission (the "SEC") on October 29, 2012. The Offer is scheduled to expire at midnight, New York City Time, on November 27, 2012 (unless the Offer is extended), promptly following which, if all conditions to the Offer have been satisfied or waived, Merger Sub will purchase all Shares validly tendered pursuant to the Offer and not withdrawn. Following the consummation of the Offer, and subject to shareholder approval if required, Merger Sub will merge with and into the Company (the "Merger").

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation/Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex A. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 and in the Offer to Purchase.

        The information contained in this Information Statement concerning Parent, Merger Sub and the Potential Designees (as defined below) has been furnished to the Company by either Parent or Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION CONCERNING THE COMPANY

        The Common Stock is the only class of securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each holder of record of shares of our Common Stock is entitled to one vote for each share held on all matters to be voted upon at a meeting of shareholders. At the close of business on October 26, 2012, the Company had outstanding and entitled to vote 16,264,213 shares of Common Stock.

PARENT DESIGNEES TO THE BOARD OF DIRECTORS

Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment of Shares pursuant to and subject to the satisfaction or waiver of the conditions of the Offer at the Expiration Time, Parent shall be entitled to designate to serve on the Board, the number of directors, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Merger Sub (including Shares accepted for payment) bears to the total number of Shares outstanding. As a result, Parent will have the ability to designate a majority of the Board following consummation of the Offer. Under the Merger Agreement, the Company has agreed to cause Parent's designees to be elected or appointed to the Board, effective at consummation of the Offer, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time as Parent has appointed directors to the Board pursuant to the foregoing (the "Appointment Time"), the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Board (other than the special committee of the Board previously formed to oversee the Company's review of strategic alternatives (the "Special Committee") which shall be constituted by, and carry out the functions and have the rights and responsibilities of the Independent Directors (as defined below) from the Offer Closing to the Effective Time) requested by Parent, and (B) each board of directors of each Subsidiary of the Company (and each committee thereof) as reasonably requested by Parent, in each case that represents the same percentage as such individuals represent on the Board.

        Following the Appointment Time and until the effective time of the Merger (the "Effective Time"), (i) the Company shall use commercially reasonable efforts to cause the Board to have at least three (3) directors who were directors of the Company on the date of the Merger Agreement or their successors (such directors, the "Independent Directors"), and (ii) the affirmative vote of a majority of the Independent Directors shall be required to authorize: (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement on behalf of the Company, (iii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (iv) any waiver of compliance with any of the agreements, rights, remedies or conditions contained in the Merger Agreement for the benefit of the Company, (v) any contract between the Company and any of its subsidiaries, on the one hand, and Parent, Merger Sub and any of their affiliates, on the other hand, (vi) any amendment of the Company's amended and restated articles of incorporation (the "Charter") or amended and restated bylaws (the "Bylaws"), if such action would adversely affect the Company's shareholders or the rights of certain indemnified parties pursuant to the Merger Agreement, (vii) any other action by the Company in connection with the Merger Agreement or the transactions contemplated thereby required to be taken by the Board, or (viii) any other action adversely affecting the rights of the shareholders of the Company.

Information with respect to the Potential Designees

        Parent has informed the Company that Parent will choose its designees for the Board from the list of persons set forth below (the "Potential Designees"). Each of the individuals has consented to serve as a director of the Company if so elected or appointed and to be named in this Information Statement. In the event that additional designees of Parent are required in order to constitute a majority of the Board, we believe that such additional designees may be selected by Parent from the executive officers and directors of the various entities that constitute the HUSTLER® group.

        The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each Potential Designee, the name, age of the individual as of October 29, 2012, present principal occupation and employment history during the past five years. The Company has not made any independent verification of and makes no representation as to the accuracy or completeness of the information provided by Parent. The business address and phone number of each potential designee is c/o LFP Broadcasting, LLC, 8484 Wilshire Blvd., Suite 900, Beverly Hills, CA 90211. All of the potential designees listed below are citizens of the United States. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities of the Company or holds any rights to acquire such equity securities, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Name	Age	Present Principal Occupation or Employment and Employment History
Larry Flynt	69	Larry Flynt is Chairman of the HUSTLER group of properties. These include the LFP Publishing Group, with over 14 adult publications a month, including the prominent HUSTLER magazine; LFP Broadcasting, with its HUSTLER TV services available on channels and VOD platforms in over 55 countries; the HUSTLER Hollywood retails stores, with 14 locations across the US; the prominent HUSTLER Casino in the Los Angeles area of Gardena; numerous Web sites in the LFP Internet Group; HUSTLER Mobile, offered on mobile platforms worldwide; the HUSTLER Apparel line of clothing, sold globally; the DVD production and distribution group, HUSTLER Video; the HUSTLER Novelties business, distributing HUSTLER-branded novelties internationally; and a worldwide chain of gentlemen's clubs marketed under the brand, Larry Flynt's HUSTLER Club.

In March 1972, Flynt created the HUSTLER Newsletter, a four-page, black-and-white publication about his clubs. The newsletter became so popular that it expanded to 32 pages in a year, and Flynt decided to turn it into a magazine with national distribution. In July 1974, the first issue of HUSTLER magazine was published. In 1976, Flynt created Larry Flynt Publications, which began movie production in 1998. Mr. Flynt has served as chairman for the HUSTLER group since its inception.

Name	Age	Present Principal Occupation or Employment and Employment History
Michael H. Klein	54

Michael H. Klein has served since July 2, 2007 as President of LFP, Inc./Flynt Management Group, LLC, which is the parent company for Hustler. Encompassed within LFP are various different business entities such as the Publications Group consisting of numerous magazines such as Hustler and Barely Legal and LFP Broadcasting, LLC which includes the PPV and VOD service Hustler TV which is one of the fastest growing and most popular adult networks and now seen in over 55 countries worldwide.

Klein joined LFP originally heading up LFP Broadcasting, LLC and created and rolled out Hustler TV to where it stands today. He was then given the responsibilities of overseeing LFP Internet Group, LLC as well and then had LFP Video Group, LLC also added to the list of the companies within LFP that he oversaw until he was eventually named President of all of LFP. Prior to joining LFP, he headed up programming for the leading on demand content solutions provider TVN Entertainment. In this position, he concluded some of the cable industry's first movie studio VOD deals and launched more than half a dozen new PPV genre channels. Klein launched the company's event distribution arm "TVN Presents" where he acquired exclusive distribution and licensing rights for the company, as well as distribution of the events to the entire PPV and VOD universe, for both cable and satellite.

		Klein holds a Bachelor of Science degree in Broadcasting & Film from Boston University's College of Communications.
Thomas Candy	61

Thomas Candy has served since October 13, 2003 as the President and General Manager of Hustler Casino in Gardena, California. Mr. Candy currently oversees all operations and financial affairs of Hustler Casino, an 89 table card club with over 700 employees.

Mr. Candy has over 30 years of financial and operations management experience encompassing a steady progression of increasing accomplishments and responsibilities in the Aerospace, Publishing, and Gaming Industries.

Mr. Candy has worked with Larry Flynt companies in various senior management positions for over 25 years and has been actively involved in many major strategic decisions of these companies. Mr. Candy began his career with Price Waterhouse in Los Angeles and is a Certified Public Accountant.

		Mr. Candy holds a BA in Political Science from UCLA and an MBA in Finance/Accounting from UCLA.

Name	Age	Present Principal Occupation or Employment and Employment History
Christopher Woodward	43

Christopher Woodward has served since September 12, 2009 as the Chief Financial Officer of L.F.P., Inc./Flynt Management Group,  LLC, which is the parent company for Hustler, the company founded in 1974 by Larry Flynt. Mr. Woodward currently oversees the finance, treasury and reporting functions for the entire family of Flynt companies. In his role, Mr. Woodward has completed numerous large capital raises and acquisitions and he actively participates in the strategic direction of the organization.

Mr. Woodard held the position of Chief Financial Officer at HealthyPrice, Inc. from January 2009 until he joined L.F.P.,  Inc./Flynt Management Group, LLC, and prior to that he held the position of Chief Financial Officer at Dialed In, Inc. Mr. Woodward is a veteran entertainment, media and Internet industry executive. He has over 20 years CFO, operations, accounting and management consulting experience with large multi-billion dollar enterprises Comcast, Union Bank of California and Ernst & Young as well as several startup and high growth companies. Mr. Woodward began his career with Ernst & Young, most recently as a Manager in their entertainment & media audit practice.

		Mr. Woodward holds a BS in Accounting from Lehigh University and is an active Certified Public Accountant.

        Parent has informed the Company that, to its knowledge, none of the Potential Designees is involved in material legal proceedings as a party adverse to, or with a material interest adverse to the Company, or has, during the last ten (10) years: (i) been a general partner or officer of an entity subject to any bankruptcy or receivership proceeding within two years of serving as such, (ii) been convicted in any criminal proceeding (excluding traffic violations and other minor offenses), (iii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, or (iv) been subject to any other judgment, decree or final order as contemplated by Item 401(f) of Regulation S-K.

CURRENT BOARD AND MANAGEMENT

Executive Officers

        Our executive officers are as follows:

Name	Age	Position
Marc Callipari	44	Chief Legal Officer
Scott Piper	49	Chief Technology and Information Officer
Grant Williams	36	Chief Financial Officer

        Marc Callipari.    Mr. Callipari joined New Frontier Media in August 2006 as the Vice President of Legal Affairs and shortly thereafter was promoted to Chief Legal Officer. He is responsible for New Frontier Media's legal and human resources functions. Mr. Callipari started his legal career over 17 years ago in Washington, D.C. where he practiced commercial litigation from 1994 to 1999 with a large, international law firm and a boutique litigation firm. More recently, he served as captive outside and then in-house counsel to Level 3 Communications, an unaffiliated international communications company, from 1999 to 2006, where he was responsible for a wide range of world-wide litigation and transactional matters, including the negotiation of several multi-million dollar telecommunication infrastructure asset purchases and sales. He graduated from the University of San Diego School of Law in 1994, is a member of the Colorado, Virginia and District of Columbia Bars and has been admitted to practice before numerous federal courts throughout the United States.

        Scott Piper.    Mr. Piper joined New Frontier Media in February 2007 as Chief Technology and Information Officer. Mr. Piper has been an information technology professional for approximately 20 years and has held senior leadership roles for the past 12 years. He has extensive experience in infrastructure design and delivery for large scale enterprises, including the implementation of over fifteen customer contact centers, some with as many as 1,500 seats. He was responsible for one of the first successful large voice over internet protocol ("VoIP") contact centers in the U.S. Prior to joining New Frontier Media, Mr. Piper was employed from 1994 to 2006 by EchoStar Satellite L.L.C. ("EchoStar"). While employed in a variety of roles during his tenure at EchoStar, he most recently held the title of Vice President of IPTV. Mr. Piper was also responsible for the launch of DISH Network's web-based entertainment portal prior to his departure. Mr. Piper holds a Bachelor of Science in Marketing and Finance from the University of Colorado and a Masters in Science in Telecommunications from the University of Denver.

        Grant Williams.    Mr. Williams has served as Chief Financial Officer since April 2008. Mr. Williams served as the Corporate Controller of New Frontier Media from October 2006 until April 2008. From February 2004 until October 2006, Mr. Williams was employed by eFunds Corporation and served in various senior manager accounting and finance roles. Prior to February 2004, Mr. Williams was employed by Ernst and Young, LLP as a manager within the assurance and advisory services group. Mr. Williams holds a Bachelor of Accountancy from the University of Oklahoma and is a Certified Public Accountant in Colorado and Arizona.

Board of Directors

        The following table sets forth the directors of the Company, their ages, and the positions held by each such person with the Company on October 29, 2012. A brief description of each director's business experience during the past five years follows. All the directors were elected at the Company's October 18, 2012 annual meeting of shareholders and serve for a term of approximately one year until the next annual meeting and until his or her successor shall have been duly elected and qualified.

Name	Age	Position	Director Since
Melissa Hubbard(2)(4)(5)	53	Director	2002
Alan Isaacman(4)(5)	70	Chairman	1999
Hiram J. Woo(1)(2)(3)(4)(5)	77	Director	2001
Walter Timoshenko(1)(2)(3)(4)(5)	49	Director	2007

(1)
Member of the compensation committee

(2)
Member of the audit committee

(3)
Member of the nominations committee

(4)
Member of the special committee

(5)
Member of the executive committee

INFORMATION ABOUT THE DIRECTORS

        MELISSA HUBBARD.    Since 2004, Ms. Hubbard has served as outside general counsel to several investment banking and technology-related companies throughout the US, advising them on corporate, securities, licensing, compliance, employment, real estate, and franchise issues. In addition, since the early 1990s, she has served as either an arbitrator or mediator in over 300 cases administered by the American Arbitration Association ("AAA") and the Financial Industry Regulatory Authority, Inc. Ms. Hubbard has also been appointed to numerous special arbitration panels set up by the AAA, the Federal Trade Commission, the Federal Communications Commission, and the Securities and Exchange Commission. From 2001 until 2004, Ms. Hubbard served as a partner in the business law group of Berenbaum & Weinshienk, LLC, in Denver, Colorado and as Senior Vice President and General Counsel of Keating Investments, LLC, a broker-dealer and investment banking firm in Denver, Colorado. From 1992 through June 2001, Ms. Hubbard served as Senior Vice President and General Counsel of Daniels & Associates, L.P. (now known as RBC Daniels L.P.), and an advisor to its executive committee. Located in Denver, Colorado, RBC Daniels is a leader in mergers and acquisitions and financial services to the cable, telecommunications, media, technology and internet industries worldwide. Prior to that, she was a partner in the corporate/securities group of Holland & Hart LLP, the largest Denver, Colorado based law firm in the Rocky Mountain region. She is the past co-chair of the Colorado Bar Association Communications Law Section. She received her A.B. with high honors from Stanford University in 1980 and attended Georgetown Law School and the University of Colorado Law School, from which she received her J.D. in 1983. In 2010, Ms. Hubbard received the Distinguished Alumni in Private Practice Award from the University of Colorado Law School. Ms. Hubbard is a practicing attorney who has a background in mergers and acquisitions and securities laws, which provides the Company and its management with legal insight into the Securities and Exchange Commission rules and regulations, as well as on-going business transaction-related matters. Her experience in a law firm environment, as well as her network of industry professionals, also enables her to assist the Company's management with its outside legal fees, while at the same time ensuring that the Company is retaining top quality external legal counsel for its transactional and other matters requiring legal resources. As a woman on the Company's board of directors, Ms. Hubbard also brings a diverse perspective to discussions about the Company's business and business strategies

        ALAN ISAACMAN.    Since 1993, Mr. Isaacman has been a senior member of Isaacman, Kaufman & Painter, P.C., a Los Angeles, California law firm. Mr. Isaacman is a renowned litigation attorney representing general corporate clients as well as clients from the media and entertainment industries. He is considered an expert on First Amendment rights and has experience in areas of copyright, antitrust, securities, right to privacy, and general entertainment law. Mr. Isaacman has successfully defended clients in First Amendment cases throughout the judicial system up to and including the Supreme Court of the United States. Mr. Isaacman received his undergraduate degree at Penn State University and received his law degree from Harvard University Law School. He is a Fellow of the American College of Trial Lawyers and is included in the Best Lawyers in America. Mr. Alan Isaacman is a practicing commercial litigation attorney specializing in, among other areas, First Amendment rights, and provides valuable perspective as to how these rights relate to the Company's industry. This legal expertise provides the board of directors with additional insight about the legal issues facing the Company and its industry from time to time, enabling the board of directors to navigate more nimbly than might otherwise be the case with regard to issues affecting the Company's business and prospects.

        HIRAM J. WOO.    Since February 2004, Mr. Woo has been President of Regal Financial & Development Corporation ("Regal"), a real estate development and planning firm. During the period of February 2004 through April 2005, Mr. Woo also served part-time as the Chief Executive Officer,

President, and director of Consolidated Food Service Corporation, an owner and operator of a small chain of steakhouse restaurants in northern California. From 1997 through 2002, Mr. Woo was President and director of Steakhouse Partners, Inc., an operator of 65 full-service steakhouse restaurants located in 11 states. During his first assignment at Regal, from 1985 through 1996, Mr. Woo was President of Regal. While at Regal, Mr. Woo was responsible for acquisitions, feasibility analyses, financing, and the overall coordination of all development and construction projects with an emphasis on residential single-family homes and multiple residential units. Mr. Woo also managed over $300 million of real estate development projects in the western United States while at Regal. Mr. Woo has wide experience in accounting, tax, and management advisory services, actively practicing in a mid-size CPA firm for a period of ten years. Mr. Woo graduated from the University of California, Berkeley, with a Bachelor of Science Degree in Accounting and Finance and is a licensed Certified Public Accountant in California. Hiram Woo brings to bear his experience as a certified public accountant and prior experience as a manager or officer in other public corporations to inform his decisions in the performance of his duties on the board of directors of the Company. His accounting and other experience enables him to provide additional guidance and insight to potential business transactions, budgeting analyses, financial projections, and the preparation and review of the Company's financial statements and relationships with outside and, when applicable, governmental auditors.

        WALTER TIMOSHENKO.    Mr. Timoshenko currently provides independent business consulting services. From 2010 to 2012, Mr. Timoshenko served as Chief Operating Officer for NYBKW, LLP, an accounting and consulting firm in New York where he oversaw operations, management, marketing, and client service. Prior to joining NYBKW, LLP, Mr. Timoshenko provided independent management, operations, marketing and related consulting services to public and private companies beginning in late 2009. From 2002 until late 2009, Mr. Timoshenko served as the Chief Marketing Officer at Weiser LLP, a top 25 U.S. accounting and consulting firm headquartered in New York City, New York. At Weiser LLP, he served on the firm's Group Executive Board, and directed marketing, communications, and research efforts and served as an advisor on strategic marketing issues. As an associate member of the American Bar Association, Mr. Timoshenko has taught courses and held seminars and training sessions on management, operations, leadership, strategic marketing, negotiating, and networking. In 2002, Mr. Timoshenko developed the Annual Firm Marketing Forum for the American Institute of Certified Public Accountants and served as its first chairman. Named one of the "Top 100 Most Influential People" by Accounting Today, Mr. Timoshenko served as Director of Marketing at a leading media and entertainment law firm on the east coast and as a Director of Marketing & Practice Development at a leading regional accounting and consulting firm, and has held management positions with Grey Advertising's LHVB Advertising Agency. Mr. Timoshenko graduated summa cum laude from St. John's University. Mr. Timoshenko has many years of marketing experience through both electronic and traditional media, including in the areas of advertising, public and press relations, and internal and external communications. Together with his experience in organizational behavior, particularly with respect to motivating employees, negotiating compensation, managing departments, training personnel, and attracting, retaining and developing top performers, Mr. Timoshenko provides additional leadership and insight to the Company with respect to its compensation decisions, both performance-based and discretionary. His background and firsthand knowledge of professional services firms, especially regarding engagement pricing and related practices, also provides management with an additional resource for negotiations and relations with its own professional services firms. His understanding of the service side of accounting and law provides additional insight into project bids and completion timeframes, engagement management, billable hours, blended rates, and final reports and deliverables.

INFORMATION REGARDING THE COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

        The members of the audit committee are Hiram Woo (Chair), Melissa Hubbard, and Walter Timoshenko. The Company's board of directors has determined that each of the members of its audit committee is independent and that Mr. Woo is an "audit committee financial expert" within the meaning of the regulations of the Securities and Exchange Commission and the applicable rules of The NASDAQ Stock Market ("NASDAQ").

        The purpose of the audit committee is to assist the board of directors in its oversight of the integrity of the financial statements of the Company, the Company's compliance with legal and regulatory requirements, the independence and qualifications of the independent auditor, and the performance of the Company's internal audit function and the independent auditors. The audit committee, in performing its functions, among other things (i) oversees the work and compensation of the independent auditor, (ii) reviews the scope of the independent auditor's audit examination, including its engagement letter, prior to the annual audit, and reviews and approves the audit fees agreed upon and any permitted non-audit services to be provided by the independent auditors, (iii) recommends to the board of directors the retention or replacement of the independent auditors, which report solely and directly to the audit committee, and (iv) reviews and approves the internal corporate audit staff functions. The formal report of the audit committee for the fiscal year ended March 31, 2012 is set forth below under the caption "Report of the Audit Committee of the Board of Directors."

        The audit committee operates under a formal written charter that governs its duties and standards of performance. A current copy of the audit committee's charter is available on the Company's web site at www.noof.com, in the Investor Relations portion of the site.

Compensation Committee

        The members of the compensation committee are Walter Timoshenko (Chair) and Hiram Woo, each of whom is independent under the applicable rules of NASDAQ. The committee, pursuant to its charter, has the authority to make findings and recommendations for final approval to the Company's Eligible Directors—those directors who satisfy the necessary criteria to be considered at the time of any executive compensation determination (i) an "Independent Director" as defined in NASDAQ Rule 5605(a)(2), (ii) a "non-employee director" as that term is defined under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and (iii) an "outside director" as that term is defined for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

        To assist the compensation committee with its responsibilities for the fiscal year ended March 31, 2010 and the fiscal year ended March 31, 2011, it retained in early 2010 the services of Compensation Resources, Inc., which was tasked with providing the compensation committee with a competitive market analysis of base salary, total cash compensation and total direct compensation for the Company's executive officers, which included an historical analysis of the Company's executive officer compensation. Compensation Resources, Inc. was also engaged to conduct a study of publicly traded companies to determine, among other things, the competitive service fee arrangements for comparable boards of directors and their committees within the media industry and for similarly-sized companies in Colorado.

        The compensation committee has the power, subject to the prior approval of the Eligible Directors, to prescribe, amend, and rescind rules, to the extent allowable under the NASDAQ and other regulatory guidance, relating to the Company's equity incentive plans, to grant stock options and other awards under the New Frontier Media, Inc. 2010 Equity Incentive Plan (the "2010 Equity Incentive Plan"), and to interpret and otherwise administer the Company's equity incentive plans. The compensation committee is also responsible for providing any required report regarding the Company's executive compensation disclosure that is to be included in the Company's annual report on Form 10-K and proxy statement, for reviewing and monitoring succession plans for the chief executive officer and the Company's other executive officers, and for reviewing appropriate insurance coverage for directors and officers.

        The compensation committee may delegate its authority to one or more subcommittees of the compensation committee, but does not have the authority to delegate any of its authority regarding the consideration and recommendation of executive officer and director compensation unless the subcommittee has solely two or more outside directors. There is currently no subcommittee of the compensation committee.

        The compensation committee operates under a formal written charter that governs its duties and standards of performance. A current copy of the compensation committee's charter is available on our website at www.noof.com, in the Investor Relations portion of the site.

Nominations Committee

        The nominations committee members are Hiram Woo (Chair) and Walter Timoshenko, each of whom is independent under applicable NASDAQ rules. Hiram Woo replaced Alan Isaacman as Chair following Mr. Isaacman's voluntary resignation from the nominations committee. The nominations committee (i) considers, and recommends to the board of directors, individuals for election as directors, (ii) recommends to the board of directors individuals for appointment on committees of the board of directors, (iii) makes recommendations to the board of directors regarding any changes to the size of the board of directors or any committee, and (iv) performs such other duties or responsibilities expressly delegated to the nominations committee by the board of directors relating to the nomination of board of directors or committee members.

        The nominations committee uses a variety of methods for identifying and evaluating nominees for director. Our nominations committee regularly assesses the appropriate size and composition of the board of directors, the needs of the board of directors and the respective committees of the board of directors, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the nominations committee through shareholders, management, current members of the board of directors, or search firms. The evaluation of these candidates may be based solely upon information provided to the committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the committee deems appropriate, including the use of third parties to review candidates. Additional information concerning the Nominations Committee's processes and procedures, and positions regarding diversity on the board of directors, follows under the caption "Consideration of Director Nominees."

        The nominations committee operates under a formal written charter that governs its duties and standards of performance. A copy of the charter is available on our website at www.noof.com, in the Investor Relations portion of the site.

Special Committee

        The board of directors currently has a special committee of independent directors that was appointed by the board of directors for the purpose of overseeing, with the assistance of its legal and financial advisors, a review of strategic alternatives to maximize shareholder value, including the evaluation of various unsolicited non-binding acquisition proposals that were received earlier this year. On behalf of the board of directors and the Company, the special committee negotiated the terms of the Merger. Pursuant to its charter, the special committee has also been delegated the responsibility for taking all necessary action, as the special committee shall determine in its sole discretion, to defend the Company with respect to a proxy contest or activist campaign initiated or threatened by any person or entity such as the now-settled proxy contest which had been threatened against the Company earlier in the year. The members of the special committee are Alan Isaacman, Melissa Hubbard, Hiram Woo and Walter

Timoshenko. The board of directors has determined that each of the members of the special committee is independent.

Executive Committee

        The board of directors currently has an executive committee that was appointed by the board of directors for the purpose of directing and transacting all business and affairs of the Company that come before the board of directors during intervals between meetings. The executive committee operates with the full authority of the board of directors during such periods, except as to matters specifically reserved for another executive committee of the board of directors and except as limited by the Company's articles of incorporation or bylaws, the rules of the Nasdaq Stock Market, and/or applicable law. The members of the executive committee are Alan Isaacman, Melissa Hubbard, Hiram Woo and Walter Timoshenko. The board of directors has determined that each of the members of the executive committee is independent.

CONSIDERATION OF DIRECTOR NOMINEES

Shareholder Recommendations and Nominees, and Evaluation of Incumbent Directors

        Shareholders wishing to recommend candidates for election to the board of directors by the nominations committee at an annual meeting must do so by completing a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Company's secretary upon written request) and a written representation and agreement (in the form provided by the Company's secretary upon written request) that such proposed nominee satisfies the criteria set forth below to: New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, Attention: Corporate Secretary. Any such notice must, for any given annual meeting, be delivered to the Company's secretary not more than 150 days prior and not less than 120 days prior to the date of the preceding year's annual meeting. Such nominating shareholder shall establish in the questionnaire that the director nominee (i) is capable of demonstrating to the reasonable satisfaction of the board of directors or a committee thereof, in its sole discretion, an understanding of basic financial statements, (ii) is over 21 years of age, (iii) has relevant business experience (taking into account the business experience of the other directors) and high moral character, in each case as determined by the board of directors or a committee thereof, in its sole discretion, (iv) satisfies such other criteria for service on the board of directors as may be publicly disclosed from time to time by the Company, (v) has provided any other information concerning the persons recommended that must be disclosed in proxy solicitations in accordance with Regulation 14A of the Securities Exchange Act of 1934, as amended, and (vi) has included a consent signed by each person recommended stating that he or she consents to serve as a director of the Company if elected. The nominations committee retains the right to modify these minimum qualifications from time to time.

        In considering any person recommended by one of the Company's shareholders, the nominations committee will look for the same qualifications that it looks for in any other person that it is considering for a position on the board of directors. Any shareholder nominee recommended by the nominations committee and proposed by the board of directors for election at an annual meeting of shareholders will be included in the Company's proxy statement for that annual meeting.

        In evaluating an incumbent director whose term of office is set to expire, the nominations committee reviews such director's overall service to the Company during such director's term, including the number of meetings attended, level of participation, quality of performance, and any transactions with the Company engaged in by such director during his or her term. In instances where it may be necessary to select a new director nominee, the nominations committee would use its network of contacts to compile a list of potential candidates, engage the assistance of a professional search firm to assist it in the identification of qualified candidates if appropriate under the circumstances, and consider nominees recommended by our shareholders or management. The nominations committee does not distinguish between nominees recommended by our shareholders and those recommended by other parties. The nominations committee would thereafter determine whether a nominee would qualify as an Eligible Director, as described above, and would satisfy the applicable criteria for an audit committee financial expert. The nominations committee would then meet to consider the candidates and their respective qualifications, ultimately choosing an appropriate candidate by majority vote.

Director Qualifications and Diversity

        Our nominations committee evaluates and recommends candidates for membership on the board of directors consistent with criteria established by the committee and the board of directors. The nominations committee has not formally established any specific, minimum qualifications that must be met by each candidate for the board of directors or specific qualities or skills that are necessary for one or more of the members of the board of directors to possess, other than as described above under the caption "Shareholder Recommendations and Nominees, and Evaluation of Incumbent Directors." When considering a potential non-incumbent candidate, however, the nominations committee will factor into its determination the following qualities of a candidate: educational background, diversity of professional experience and personal background, knowledge of our business, integrity, professional reputation, independence, wisdom, and ability to represent the best interests of our shareholders. Our nominations committee also applies principles of diversity in its consideration of candidates for board of directors positions. In addition to considering characteristics such as race, gender and national origin, the committee also considers a variety of other characteristics, such as business and professional experience, education and skill, all leading to differences of viewpoint and other individual qualities that contribute to board of director heterogeneity. This has resulted in a diverse group of talented and capable members on our board of directors, as described in more detail below. The nominations committee retains the right to modify these minimum qualifications from time to time.

        The board of directors is composed of a diverse group of leaders in their respective fields. Many of the current directors have senior leadership experience at major domestic companies. In these positions, they have also gained core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Our directors also have an understanding of corporate governance practices and trends, which provides insight to different business processes, challenges, and strategies. Further, the Company's directors also have other industry and professional experience that makes them valuable members, such as experience in marketing, media, law and accounting, which provides diverse insight into strategic and operational issues faced from time to time by the Company.

        The nominations committee and the board of directors believe that the above-mentioned attributes, along with the leadership skills and other experiences of its board of directors members described in their biographies herein, provide the Company with a diverse range of perspectives and judgment necessary to guide the Company's strategies and monitor their execution.

BOARD AND COMMITTEE MEETINGS

        During the Company's fiscal year ended March 31, 2012, the board of directors held eight meetings, the compensation committee held three meetings, the audit committee held four meetings, the nominations committee held three meetings and the special committee held five meetings. In addition, the independent members of the board of the directors held eight meetings in executive session. None of the Company's incumbent directors attended less than 75% of the board meetings or meetings of the board committees on which he or she served during the last completed fiscal year.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS

        The Company's directors are encouraged, but not required, to attend the annual meeting of shareholders. All of our directors attended the 2011 and 2012 annual meetings of shareholders.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

        Shareholders may direct any communications intended for the board of directors to the Company's Chief Legal Officer, Marc Callipari, Esq., at mcallipari@noof.com, by facsimile to (303) 444-0848, or by mail to New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301.

        This centralized process assists the board of directors in reviewing and responding to shareholder communications in an appropriate manner. If a shareholder wishes to direct any communication to a specific board member, the name of that board member should be noted in the communication. The board of directors has instructed the Company's Chief Legal Officer to forward shareholder correspondence only to the intended recipients, and has also instructed the Chief Legal Officer to review all shareholder correspondence and, in his discretion, refrain from forwarding any items deemed to be of a commercial or frivolous nature or otherwise inappropriate for the board of directors' consideration. Any such items may be forwarded elsewhere in the Company for review and possible response. This process has been approved by a majority of our independent directors.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2012

Name	Fees Earned or Paid in Cash ($)(1)(2)	Total ($)
Alan Isaacman	$110,000	$110,000
Melissa Hubbard	$100,000	$100,000
Walter Timoshenko	$107,500	$107,500
David Nicholas(3)	$87,500	$87,500
Hiram Woo	$105,000	$105,000

(1)
Each director who is not a Company employee receives for performance to the Company of general board of director services, including attendance at regular and special board meetings, an annual fee of $80,000, payable in equal quarterly installments. Each such director receives an additional annual fee of $7,500 for each currently constituted board committee on which the director serves, and the chairman of each such committee receives an additional annual fee of $2,500 for such service. If at any time the board deems it appropriate to form a new board committee, the independent members of the board shall, in their sole discretion, determine appropriate compensation for directors performing such additional services. Each director is also reimbursed for reasonable expenses incurred in connection with the services provided as a member of the board and its committees. Each director may also receive discretionary share-based compensation awards as recommended from time to time by the board's compensation committee and approved by a majority of the then independent members of the board of directors.

(2)
A special committee was formed in February 2012 to direct a strategic review process in order to explore strategic alternatives for the Company. Each board member serving on the special committee receives a monthly fee of $5,000, and the chairman of such committee receives an additional monthly fee of $5,000 for such service.

(3)
After the request of the independent members of the board of directors, Mr. Nicholas resigned as a member of the Company's board of directors on September 29, 2012.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16 of the Securities Exchange Act of 1934, as amended, and the related rules of the Securities and Exchange Commission require our directors and executive officers and beneficial owners of more than 10% of our shares of Common Stock to file reports, within specified time periods, indicating their holdings of and transactions in our Common Stock and derivative securities. Based solely on a review of such reports provided to us and written representations from such persons regarding the necessity to file such reports, it was determined that (i) one Form 5 reporting a de minimis acquisition on December 8, 2011, of 100 shares of our Common Stock by a director, Mr. Alan Isaacman, was inadvertently filed late and (ii) one Form 3 and approximately eight Forms 4 reporting the acquisitions between September 6, 2011 and October 28, 2011 by Longkloof Ltd. and its affiliates of an aggregate of 254,100 shares of our Common Stock were filed late. Other than as disclosed above, we are not aware of any other Section 16 reporting deficiencies of any other reporting persons during the applicable compliance period.

CORPORATE GOVERNANCE

        The Company operates according to a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct, and assuring compliance with those responsibilities and standards. The Company regularly monitors developments in the area of corporate governance and will continue to make adjustments from time to time to ensure compliance in this area. Information regarding our corporate governance that is not provided below is described elsewhere in this proxy statement.

Corporate Governance Guidelines

        The Company has adopted Corporate Governance Guidelines that are intended to promote the functioning of the board of directors and its committees and to set forth, among other things, the duties, responsibilities and qualifications of the members of the board of directors. A copy of the Corporate Governance Guidelines is available on our website at www.noof.com, in the Investor Relations portion of the site.

Code of Ethics

        All of our directors, officers and employees are subject to a Code of Business Conduct and Ethics, and our financial management, including our principal executive, financial and accounting officers, are also subject to an additional Code of Ethics for Financial Management. Each of these codes is available for review under the Corporate Governance link in the Investor Relations portion of the Company's website: www.noof.com. Any amendments to any of the provisions of the codes that are applicable to our principal executive, financial or accounting officers and are required under applicable laws, rules and regulations to be disclosed publicly will be posted for review in the above identified area of our website, and any waivers of such provisions or similar provisions applicable to our directors will be disclosed on Form 8-K as required by the applicable rules promulgated under the Securities Exchange Act of 1934, as amended. Violations of either code of ethics may be reported anonymously to the Company's audit committee through a link in the Investor Relations section of our website at www.noof.com.

BOARD OF DIRECTORS LEADERSHIP STRUCTURE AND RISK OVERSIGHT

        Since becoming a public company, all of our Chief Executive Officers have simultaneously served as Chairman of our board of directors. In consideration of the board of directors' recent decision to reduce the size of the board of directors to four directors, each of whom shall be independent in accordance with Securities and Exchange Commission and NASDAQ rules, and in consideration of the termination of the employment of Michael Weiner as chief executive officer as of September 15, 2012, the board of directors has determined that it is the best interests of the Company to bifurcate the roles of Chairman and Chief Executive Officer.

        Our Company's Amended and Restated Bylaws do not require that the roles of Chairman and Chief Executive Officer be combined, and we believe that our Company and its shareholders will be well-served by this new leadership model. We believe that bifurcating the roles of Chairman and Chief Executive Officer will enhance the accountability of the Chief Executive Officer to the board of directors and will strengthen the board of directors' independence from management. Currently Alan Isaacman, who is an independent director, serves as our Chairman.

        Our independent audit committee is responsible for oversight of the risk assessment and risk management functions of the Company, including discussing with management the Company's major risk exposures and the steps management has taken to monitor and control such exposures. While the audit committee has primary responsibility for oversight of risk management and assessment, the entire board of directors is involved in this process. Additionally, each board of directors committee evaluates the specific risks within its area of responsibility.

        One of the responsibilities of our board of directors and its independent nominations committee is to evaluate the effectiveness of the board of directors and make recommendations regarding its organization and operation. While we recognize that different board leadership structures may be appropriate for different companies, we believe our current leadership structure, as described above, provides the most effective form of leadership for our Company at this time. We believe that our directors provide effective oversight of risk management through the board of directors' regular dialogue with Company management and assessment of specific risks within each committee's areas of responsibility.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Michael Weiner	2012	600,000	—	17,826	37,452	(2)	655,278
Former Chief Executive Officer	2011	600,000	300,000	—	41,877	(2)	941,887
Grant Williams	2012	285,000	—	31,196	25,466	(3)	341,662
Chief Financial Officer	2011	285,000	30,000	—	22,534	(3)	337,534
Scott Piper	2012	300,000	—	44,565	23,094	(4)	367,659
Chief Technology and Information Officer	2011	300,000	35,000	—	23,829	(4)	358,829
Ken Boenish	2012	176,923	—	178,260	248,977	(6)	604,160
Former President(5)	2011	500,000	350,000	—	33,556	(7)	883,556

(1)
Reflects the aggregate grant date fair value of grants of stock options to each of the listed officers in the years shown. Assumptions used in the calculation of these amounts are included in Note 3 to our audited financial statements for the year ended March 31, 2012 that are included in this Annual Report on Form 10-K.

(2)
Amount includes car allowance, utilization of administrative employees for non-work related matters, premiums for long-term care and long-term disability insurance, cable/direct broadcast and home broadband services, and Company contributions to 401(k) plan. Amounts also include airport terminal airline club membership fees in fiscal year 2011.

(3)
Amount includes car allowance, premiums for long-term disability insurance, cable/direct broadcast and home broadband services, and Company contributions to 401(k) plan. Amounts also include tuition reimbursement in fiscal year 2012.

(4)
Amount includes car allowance, premiums for long-term disability insurance, cable/direct broadcast and home broadband services, and Company contributions to 401(k) plan.

(5)
Mr. Boenish resigned his position with the Company on August 2, 2011. As a result of the aggregate amount of compensation paid to Mr. Boenish during the fiscal year ended March 31, 2012 pursuant to his employment agreement, he is required by applicable rules of the Securities and Exchange Commission to be included in this table and therefore deemed a named executive officer for the purposes of reporting executive compensation for the fiscal year ended March 31, 2012.

(6)
On August 2, 2011, Mr. Ken Boenish resigned his position as the Company President and his employment agreement was terminated. In connection with the resignation, the Company entered into a transition services and consulting agreement through August 4, 2012, and agreed to pay Mr. Boenish $30,000 per month, for a total of approximately $236,000 for fiscal year 2012, through the term of the agreement. The amount also includes car allowance, premiums for long-term disability insurance, cable/direct broadcast and home broadband services, and Company contributions to 401(k) plan.

(7)
Amount includes car allowance, utilization of administrative employees for non-work related matters, premiums for long-term disability insurance, cable/direct broadcast and home broadband services, Company contributions to 401(k) plan, and airport terminal airline club membership fees.

Employment Contracts of Named Executive Officers

        The Company has entered into employment agreements with each of our named executive officers and had employment agreements with each of Messrs. Weiner and Boenish prior to their separation from the Company. Mr. Weiner's employment with the Company was terminated as of September 15, 2012, and he resigned as a director of the Company on October 10, 2012. Mr. Boenish resigned his position with the Company on August 2, 2011, and the Company entered into a transition services and consulting agreement with him. The agreements with the other named executive officers expire on March 31, 2014. The agreements provide for base salaries and discretionary bonuses. For the fiscal year ending March 31, 2013, base salaries for Messrs. Williams and Piper will remain at their prior fiscal year levels as follows: $285,000 and $300,000, respectively. The base salaries are subject to increases during the employment terms at the discretion of our compensation committee, subject to approval by the Eligible Directors. The compensation committee recommends, subject to approval by the Eligible Directors, whether to award discretionary bonuses. Except with respect to Mr. Williams, the employment agreements of our executive officers contain covenants not to compete and not to solicit employees of the Company for a period of one year following the date upon which the executive officer ceases to be paid any compensation by the Company.

        The Company entered into an Executive Tuition Reimbursement Agreement with Mr. Williams, pursuant to which the Company agreed to reimburse tuition expenses incurred by Mr. Williams in connection with additional professional education he is pursuing for the benefit of the Company, to the extent such tuition expenses are not reimbursed by the Company's existing reimbursement program. Under the agreement, the tuition expenses will be reimbursed in three equal annual installments with the first installment due on the first year anniversary date of Mr. Williams' graduation from the two year executive MBA program and subject in all instances to Mr. Williams' continued employment with the Company through the applicable reimbursement period. Assuming the entire amount of the tuition is reimbursed, the Company is expected to reimburse approximately $61,000 of aggregate tuition expenses.

Management's Role in Establishing Executive Compensation

        Management has historically played an important role in assisting our compensation committee in determining the compensation arrangements for our executive officers to be recommended for approval by our Eligible Directors. Important aspects of the role include:

  •
  evaluating employee performance;

  •
  suggesting to the compensation committee business performance targets and objectives;

  •
  providing invaluable insight to the compensation committee regarding management's perceptions of whether the Company's performance-based incentives and long-term equity incentive awards are having the intended motivating effect on management; and

  •
  recommending salary and bonus levels and equity awards.

        During this process, our executive officers may be asked to provide guidance to the compensation committee and Eligible Directors regarding background information for our strategic objectives, an evaluation of the performance of our executive officers, and compensation recommendations as to the executive officers. Members of the compensation committee and other Eligible Directors met informally with our executive officers throughout the year to discuss compensation matters and compensation policies, and, prior to the termination of his employment, had historically met with our chief executive officer to obtain insight regarding the day to day performance of each of the other executive officers. Each executive officer also has the opportunity to negotiate the terms of their respective employment agreements as they come up for renewal from time to time.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2012

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Michael Weiner	168,750	(1)	56,250	(1)	4.67	04/02/2018
Former Chief Executive Officer(9)	150,000	(2)	—		2.15	12/15/2019
	—		20,000	(3)	2.04	04/01/2021
Grant Williams	10,000	(4)	—		8.71	10/16/2016
Chief Financial Officer	20,000	(5)	—		5.25	12/17/2017
	20,000	(2)	—		2.15	12/15/2019
	—		35,000	(6)	2.04	04/01/2021
Scott Piper	15,000	(8)	—		9.42	02/05/2017
Chief Technology and Information Officer	18,750	(1)	6,250	(1)	4.67	04/02/2018
	20,000	(2)	—		2.15	12/15/2019
	—		50,000	(6)	2.04	04/01/2021
Ken Boenish	—		—		—	—
Former President(7)

(1)
Granted on April 2, 2008 and exercisable in 25% annual increments beginning on April 2, 2009.

(2)
Granted on December 15, 2009.

(3)
Granted on April 1, 2011 and exercisable in 25% annual increments beginning on April 1, 2012.

(4)
Granted on October 16, 2006.

(5)
Granted on December 17, 2007.

(6)
Granted on April 1, 2011 and exercisable in 33% annual increments on April 1, 2012 and April 1, 2013 and a 34% increment on April 1, 2014.

(7)
Mr. Boenish resigned his position with the Company on August 2, 2011.

(8)
Granted on February 5, 2007.

(9)
Mr. Weiner's employment with the Company was terminated as of September 15, 2012. As a result of the circumstances of such termination, the Company believes that the stock options awarded to him as set forth in the table above also terminated as of September 15, 2012. Mr. Weiner additionally resigned as a director of the Company on October 10, 2012.

POTENTIAL PAYMENTS UPON TERMINATION

        The following table shows potential payouts upon various termination scenarios for our named executive officers, assuming termination as of March 31, 2012.

Name	Benefit	Termination by the Company without Cause or by the executive for Good Reason ($)(1)(3)		Termination After Change in Control ($)(2)(3)
Michael Weiner	Severance pay		(4)		(4)
Former Chief Executive Officer(4)	Bonus payment	—			(4)
	Health and welfare		(4)		(4)
	Vesting of outstanding options	—	(5)	—	(5)
Grant Williams	Severance pay	570,000		570,000
Chief Financial Officer	Bonus payment	—		15,000
	Health and welfare	31,206		31,206
	Vesting of outstanding options	—	(5)	—	(5)
	Tuition Reimbursement	59,000		59,000
Scott Piper	Severance pay	600,000		600,000
Chief Technology and Information	Bonus payment	—		17,500
Officer	Health and welfare	—		—
	Vesting of outstanding options	—	(5)	—	(5)
Ken Boenish(6)	Severance pay	—		—
Former President	Bonus payment	—		—
	Health and welfare	—		—
	Vesting of outstanding options	—		—

(1)
The amounts represent severance benefits under the employment agreements of our named executive officers in the event an executive's employment is terminated (a) by the employer without cause (subject to the applicable officer's execution of a written release in favor of employer), (b) by the executive for a material breach by the employer of executive's employment agreement, or (c) by the executive for good reason (material diminution in position or responsibility). Following any such termination, in addition to any accrued entitlements (for example, accrued but unpaid base salary) and immediate vesting of all outstanding options, the executive officer would be entitled to continue to receive the executive officer's base salary for the duration of the employment period (or, if longer,

  24 months in the case of the former chief executive officer and 18 months in the case of the other executive officers). Additionally, the executive officers would continue to be entitled to receive substantially equivalent benefits for the duration of the employment period. In addition, if any such termination occurs during our fourth fiscal quarter, any bonus for eligible executives based on pre-established objective criteria would be prorated based upon the number of months worked in the fiscal year if the executive officer achieved, or is on track to achieve, the applicable criteria.

(2)
The amounts represent payments if termination occurs by the executive officers after a change in control for any of the following reasons: (i) assignment of duties not reasonably consistent with the named executive officer's position, duties, responsibilities, titles or offices prior to the change in control; (ii) relocation of the Company's executive offices outside of the Boulder, Colorado area; (iii) material change in the then effective title of the named executive officer; or (iv) any reduction in the executive's then current base salary. Except as described below, our named executive officers are entitled under their employment agreements to receive the benefits described in note (1) above following a voluntary termination of employment by them for the reasons described above after a change in control. In the event of any such voluntary termination, eligible named executive officers would also be entitled to a lump-sum payment (rather than salary continuation) equal in amount to the executive officer's base salary for the remaining term of the employment agreement or 18 months (24 months in the case of the former chief executive officer), whichever is greater, and an amount equal to one year's bonus as measured by the average annual bonus awarded to the executive officer during the two preceding full bonus years.

(3)
Notwithstanding the above described severance and change in control arrangements, in the event that any of the named executive officers is at the time of their employment termination a "specified employee" within the meaning of Section 1.409A-1(i) of the treasury regulations promulgated under the Internal Revenue Code of 1986, as amended, all of such payments shall be delayed until six months after the date of such termination, except that during such six-month period we will make all payments provided for under the agreements to the extent that they do not exceed two times the lesser of the named executive officer's prior year annualized compensation and the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which the termination occurs, and any amounts deferred as provided herein shall be paid in a lump-sum amount at the expiration of such six-month period.

(4)
Under his employment agreement as in effect prior to September 15, 2012, Mr. Weiner may have been entitled upon termination by the Company without cause or by the executive for good reason or upon his termination after a change in control of the Company to severance pay in the amount of $1,800,000 and a health and welfare payment of $15,940 and, upon his termination after a change in control of the Company, an additional bonus payment of $150,000. Mr. Weiner's employment with the Company was terminated as of September 15, 2012. As a result of the circumstances of such termination, the Company believes that Mr. Weiner is not entitled to receive any such payment.

(5)
The estimated benefit from the vesting of outstanding options was calculated by multiplying the number of unvested options held by the applicable named executive officer by the difference between the closing price of our Common Stock on March 30, 2012, which was $1.55, and the exercise price of the option.

(6)
Mr. Boenish resigned his position with the Company on August 2, 2011.

LIMITS ON LIABILITY AND INDEMNIFICATION

        The Company's amended and restated articles of incorporation, as amended, eliminate, in the absence of fraud, the liability of our executive officers and directors to the Company and its shareholders for any profit realized by them from or through any contract, lease or other dealing with the Company. The Company's amended and restated bylaws provide that, to the fullest extent permitted by the Colorado

Business Corporation Act, as amended, a director of the corporation shall not be liable to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action as a director, unless the breach or failure involves: (i) a violation of criminal law; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) distributions in violation of the Colorado Business Corporation Act, as amended, or the articles of incorporation of the Company (but only to the extent provided by law); (iv) willful misconduct or disregard for the best interests of the Company concerning any acts or omissions concerning any proceeding other than in the right of the Company or a shareholder; or (v) reckless, malicious or wanton acts or omissions concerning any proceeding other than in the right of the Company or of a shareholder. Our amended and restated articles of incorporation, as amended, and amended and amended and restated bylaws further provide for indemnification by the Company of its officers and directors to the fullest extent permitted by Colorado law.

        The Company has entered indemnity agreements with each member of the Company's board of directors and executive officers including, Ms. Melissa Hubbard and Messrs. Weiner (whose employment with the Company was terminated as of September 15, 2012 and who resigned as a director on October 10, 2012), Isaacman, Nicholas (who resigned as a director on September 29, 2012), Woo, Timoshenko, Williams, Piper and Callipari. Pursuant to the indemnity agreement, the Company shall, to the fullest extent permitted by the laws of the State of Colorado and as set forth in the indemnity agreement, indemnify each of them in connection with actions, suits, inquiries, interviews, investigations, arbitrations or other proceedings arising out of such person's service as an officer, director and or agent of the Company, subject to the terms, conditions and limitations contained in the indemnity agreement.

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Company under the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table sets forth, as of March 31, 2012, the number of shares of our Common Stock to be issued upon exercise of outstanding options, warrants, and rights, the weighted average exercise price of outstanding options, warrants, and rights, and the number of securities available for future issuance under our 2010 Equity Incentive Plan.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,096,952	$4.08	495,000
Equity compensation plans not approved by security holders	—	$—	—

Total	2,096,952	$4.08	495,000

Security Ownership of Certain Owners and Management and Related Shareholder Matters.

        The following table sets forth information known as of October 26, 2012 regarding beneficial ownership of our Common Stock by our directors and executive officers listed in the summary compensation table under the heading "Executive Compensation", who we refer to as our named executive officers, each beneficial owner (based upon our review of documents filed by them with the Securities and Exchange Commission under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended) of 5% or more of the outstanding shares of the Company's Common Stock, and our directors and executive officers as a group. Under the rules of the Securities and Exchange Commission, a person is deemed a beneficial owner of a security if that person, directly or indirectly, has or shares voting or investment power over the security. In addition, a person is deemed a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security, as described above, within 60 days, including through the exercise of stock options or warrants or through conversion of a security. Shares of Common Stock issuable within 60 days of October 26, 2012 upon exercise or conversion of outstanding stock options, warrants, or convertible instruments are deemed outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person, but are not deemed outstanding for purposes of computing the percentage of the class owned by any other person. None of the shares shown as beneficially owned by the executive officers or directors have been pledged as security. Unless otherwise indicated by footnote, the beneficial owners of the voting securities shown in the table below have sole voting and investment power over the shares shown as beneficially owned by them, subject to community property laws. We have calculated the percentages based on 16,264,213 shares of Common Stock outstanding as of the close of business on October 26, 2012.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent
Michael Weiner	257,162	(1)	1.6%
Grant Williams	62,550	(2)	*
Scott Piper	76,500	(3)	*
Alan Isaacman	366,235	(4)	2.2%
Melissa Hubbard	142,500	(5)	*
Walter Timoshenko	32,000	(6)	*
Hiram Woo	67,790	(7)	*
Ken Boenish	—		—
All current executive officers and directors as a group (7 Persons)	814,125	(8)	4.9%
Longkloof Limited Sir Walter Raleigh House 48-50 Esplanade St. Helier, Jersey JEI 4HH	2,578,831	(9)	15.9%
FMR LLC 82 Devonshire Street Boston, MA 02109	1,949,400	(10)	12.0%
Renaissance Technologies LLC 800 Third Avenue New York, NY 10022	1,045,700	(11)	6.4%

*
Represents less than 1%.

(1)
Excludes 380,000 shares of Common Stock subject to stock options that, as a result of the circumstances of the termination of Mr. Weiner's employment with the Company as of September 15, 2012, the Company believes terminated as of such date.

(2)
Includes the right to acquire within 60 days 61,550 shares of Common Stock upon the exercise of currently outstanding stock options.

(3)
Represents shares of Common Stock that may be acquired within 60 days upon exercise of currently outstanding stock options.

(4)
Includes the right to acquire within 60 days 85,000 shares of Common Stock upon the exercise of currently outstanding stock options.

(5)
Includes the right to acquire within 60 days 95,000 shares of Common Stock upon the exercise of currently outstanding stock options.

(6)
Includes the right to acquire within 60 days 10,000 shares of Common Stock upon the exercise of currently outstanding stock options.

(7)
Includes the right to acquire within 60 days 60,000 shares of Common Stock upon the exercise of currently outstanding stock options.

(8)
Includes the right to acquire within 60 days 454,600 shares of Common Stock upon the exercise of currently outstanding stock options.

(9)
Based solely on a Schedule 13D/A filed by Longkloof Limited on April 27, 2012. Includes 2,175,100 shares of Common Stock held by Longkloof Limited and 403,731 shares of Common Stock held by Mile End Limited. An individual who is affiliated with Mile End Limited also serves as an executive board member of the holding company of Longkloof Limited and, consequently, Longkloof may be deemed to have voting control and investment discretion over securities owned by Mile End Limited. Each of Longkloof Limited and Mile End Limited has sole voting and dispositive power with respect to the shares of the Company's Common Stock it holds.

(10)
Based solely on a Schedule 13G/A filed by FMR LLC on February 16, 2010, each of FMR LLC and Edward C. Johnson 3d has sole dispositive power and no voting power over these shares. Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is also the beneficial owner of the shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 1,949,400 shares of the Common Stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

(11)
Based solely on a Schedule 13G/A filed by Renaissance Technologies LLC on February 13, 2012. Each of Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation has sole voting and dispositive power over these shares.

Potential Change of Control

        Effective as of October 15, 2012 and immediately prior to the Company's execution of the Merger Agreement, the Company and Corporate Stock Transfer, Inc. (the "Rights Agent") entered into an Amendment (the "Amendment") to the Amended and Restated Rights Agreement between the Company and the Rights Agent, dated as of August 1, 2008 and as amended as of October 31, 2011 (as amended, the "Rights Agreement").

        The Amendment was entered into to permit the Offer, Merger and the other transactions contemplated by the Merger Agreement to occur without triggering any distribution or other adverse event to Parent under the Rights Agreement. In particular, neither Parent, Merger Sub nor any of their Affiliates or Associates (as such terms are defined in the Rights Agreement) shall become an Acquiring Person (as such term is defined in the Rights Agreement), and a Stock Acquisition Date, a Distribution Date, a Section 11(a)(ii) Event and a Section 13 Event (as such terms are defined in the Rights Agreement) shall not occur, as a result of the approval, execution, delivery, performance or public announcement of the Merger Agreement or the consummation or public announcement of the Offer, the Merger, the top-up option or any of the other transactions contemplated by the Merger Agreement. In addition, the Amendment provides that the Rights Agreement shall expire immediately prior to the effective time of the Merger.

RELATED PERSON TRANSACTION POLICY

        The audit committee of our board of directors has adopted by resolution policies and procedures for the review, approval or ratification of all transactions involving the Company and any "related person" as defined under applicable rules of the Securities and Exchange Commission. The policy covers any related person transaction that meets or is expected to meet the minimum dollar threshold for disclosure in the proxy statement under such applicable rules (generally, transactions involving amounts exceeding the lesser of (i) $120,000 or (ii) one percent of the average of the Company's total assets as the end of its last two completed fiscal years, in which a related person has a direct or indirect material interest). Under the policy:

  •
  Any proposed related person transaction must be reported to one of the Company's authorized officers: the chief executive officer, the chief financial officer or the chief legal officer, and reviewed and approved by the audit committee, after full disclosure of the related person's interest in the transaction, whenever practicable prior to effectiveness or consummation of the transaction.

  •
  If any of the authorized officers determines that advance approval of a transaction is not practicable under the circumstances, the audit committee shall review the transaction, after full disclosure of the related person's interest in the transaction, and, in its discretion, may ratify the transaction at the next audit committee meeting or at its next meeting following the date that such transaction comes to the attention of an authorized officer.

  •
  An authorized officer may present any transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who shall review and may approve such transaction, subject to ratification, after full disclosure of the related person's interest in the transaction, by the audit committee at the next audit committee meeting.

  •
  Transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee and ratified by the Eligible Directors, pursuant to the compensation committee charter.

  •
  When reviewing a related person transaction, the audit committee will consider all relevant information available to it, and the audit committee may approve or ratify such transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of the Company.

  •
  The audit committee may, in its sole discretion, impose such conditions as it deems appropriate on the Company or the related person in connection with the approval of such transaction.

RELATED PERSON TRANSACTIONS

        There were no transactions involving the Company and any "related person" as defined under applicable rules of the Securities and Exchange Commission during the fiscal year ended March 31, 2012, that were required to be disclosed herein pursuant to applicable rules of the Securities and Exchange Commission.

DIRECTOR INDEPENDENCE

        No director or executive officer of the Company is related to any other director or executive officer, and none of the Company's officers or directors holds any directorships in any other public company. The Company's board of directors has made the affirmative determination that a majority of the Company's board members are independent directors in compliance with the applicable listing rules of NASDAQ. The independent directors as determined by the board of directors are Ms. Hubbard and Messrs. Isaacman, Woo, and Timoshenko.

        In reaching its determination that Mr. Isaacman is an independent director under applicable NASDAQ rules, the board of directors considered fees paid of approximately $39,000 to Isaacman, Kaufman & Painter, P.C. for legal services rendered by it to the Company during the fiscal year ended March 31, 2012, as well as fees paid of approximately $117,000 to the firm by Mr. Weiner's spouse for legal services rendered by it to Mr. Weiner's spouse that are wholly unrelated to the Company or its business. Mr. Isaacman is a senior member of Isaacman, Kaufman & Painter, P.C. and may be deemed to benefit directly or indirectly from the payment of such fees to the law firm to the extent of his membership interest in the law firm. Based on the foregoing, the board of directors has concluded that the fees paid to Isaacman, Kaufman & Painter, P.C. by the Company and Mr. Weiner's spouse do not impact Mr. Isaacman's status as an independent director under NASDAQ rules.

        To the knowledge of the board of directors, there are no other transactions between the Company and any of its executive officers or directors, or among any of them, whether direct or indirect, that were considered by the board of directors in connection with its determination of director independence under applicable Securities and Exchange Commission and NASDAQ rules.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

        The Company's audit committee reviews the Company's financial reporting process on behalf of our board of directors. The board of directors has adopted a written charter for the audit committee, and it and its audit committee has re-evaluated it in connection with the filing of the Company's annual report on Form 10-K with the Securities and Exchange Commission. In fulfilling its responsibilities, the audit committee has reviewed and discussed the audited financial statements contained in the annual report on Form 10-K with the Company's management and independent registered public accounting firm, Grant Thornton LLP. The Company's management is responsible for the financial statements and the reporting process, including our system of internal control over financial reporting. Grant Thornton LLP is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States. Grant Thornton LLP is also responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

        The audit committee has discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and has received the written disclosures and the letter from the independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with the independent accountant the independent accountant's independence. The audit committee has also considered whether, and determined that, the independent registered public accounting firm's provision of other non-audit services to the Company is compatible with maintaining its independence.

        Based on the review and discussions referred to above, the audit committee recommended to the board of directors (and the board of directors has approved) that the audited financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2012, for filing with the Securities and Exchange Commission.

    Melissa Hubbard
    David Nicholas*
    Hiram J. Woo (Chair)

*
A director and member of the audit committee as of the time the audited financial statements were recommended to be included in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2012.

ANNEX B

October 14, 2012

Special Committee of the Board of Directors
New Frontier Media, Inc.
6000 Spine Road, Suite 100
Boulder, CO 80301

Special Committee:

        We have acted as financial advisor to the Special Committee of the Board of Directors (the "Special Committee") of New Frontier Media, Inc., a Colorado corporation ("New Frontier" or the "Company"), in connection with the Company's current intention to enter into an Agreement and Plan of Merger by and among the Company, LFP Broadcasting, LLC, a Delaware limited liability company ("LFP"), and Flynt Broadcast, Inc., a Colorado corporation and wholly-owned subsidiary of LFP ("Merger Sub") expected to be dated October 15, 2012 (the "Definitive Merger Agreement"), pursuant to which Merger Sub will commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company at a price per share of Company Common Stock of (i) $2.02, net to the seller in cash, without interest, and (ii) one contingent right per share of Company Common Stock (the "CPR"). For purposes of our opinion, we have not assumed any additional cash consideration from the CPR. We have been advised that the Definitive Merger Agreement will provide that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") and each remaining outstanding share of Common Stock will be converted into the right to receive $2.02 net to the seller in cash, without interest (other than shares of Common Stock owned by the Company, LFP or Merger Sub (as treasury stock or otherwise), or any direct or indirect wholly-owned subsidiary of the Company, LFP or Merger Sub, in each case immediately prior to the effective time of the Merger and Dissenting Shares) and one CPR. The cash amount per share of Common Stock to be received by the Company's stockholders pursuant to the Tender Offer or Merger is referred to herein as the "Transaction Consideration." The Transaction is described more fully in the October 12, 2012 draft of the Merger Agreement (the "Draft Merger Agreement") that you provided to us. Capitalized terms used but not defined herein have the meanings ascribed to those terms in the Draft Merger Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Stock of the Transaction Consideration to be received by such holders from LFP and Merger Sub in the Transaction pursuant to the Definitive Merger Agreement.

        In connection with our review of the Transaction, and in arriving at our opinion, we have, among other things:

  (1)
  Reviewed certain publicly available financial statements of the Company that we deemed relevant, including the consolidated financial statements for recent years and certain other relevant financial and operating data of the Company made available to us from published sources and by senior management of the Company;

  (2)
  Reviewed the Draft Merger Agreement and related disclosure letter;

  (3)
  Compared the Company from a financial point of view with certain other companies in the media and entertainment industry that we deemed relevant;

  (4)
  Reviewed certain publicly available equity research reports that we deemed relevant regarding companies in the media and entertainment industry;

  (5)
  Considered the financial terms, to the extent publicly available, of selected recent business combinations in the media and entertainment industry that we deemed to be comparable, in whole or in part, to the Transaction;

  (6)
  Reviewed the financial terms, to the extent publicly available, of certain other transactions we believed to be reasonably comparable to the Transaction;

  (7)
  Interviewed senior management of the Company regarding the Company's operating history and its prospects;

  (8)
  Reviewed the trading history of the Company's common stock;

  (9)
  Took into account our assessment of general economic, market and financial and other conditions and our experience in other transactions, as well as our expertise in securities valuation and our knowledge of the industry in which the Company operates;

  (10)
  Reviewed certain non-public information, including internal operating data and financial analyses and forecasts prepared by senior management of the Company and supplied to us; and

  (11)
  Performed other such analyses and examinations as we deemed appropriate.

        We have not independently verified any of the information concerning the Company considered by us in connection with our review of the Transaction, and, for purposes of the opinion set forth herein, we have assumed and relied upon the accuracy and completeness of all such information. Further, we have relied upon the assurances of representatives and management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the internal operating data and financial analyses and forecasts supplied to us, we have assumed, with your consent, that such data, analyses, and forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's senior management as to the recent and likely future performance of the Company, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. Accordingly, we express no opinion with respect to such analyses or forecasts or the assumptions on which they are based. In addition, we have not conducted a physical inspection or appraisal of any of the tangible or intangible assets (including goodwill and intellectual property), properties, or facilities of New Frontier, and we have undertaken no independent analysis of any pending or threatened litigation, possible unasserted claims or other liabilities (contingent or otherwise) to which the Company or any of its affiliates is a party or may be subject. Additionally, our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company, nor does it address the underlying decision of the Special Committee or the Company to proceed with or effect the Transaction. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist on, and can be evaluated as of, the date of this letter. Any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion.

        In connection with our opinion, we have assumed that the Transaction will be consummated on the terms and subject to the conditions described in the Draft Merger Agreement. We also have assumed that all necessary governmental and regulatory approvals and third-party consents will be obtained on terms and conditions that will not have a material adverse effect on New Frontier and that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have also assumed that the Definitive Merger Agreement will not differ materially from the Draft Merger Agreement. Our opinion only addresses the fairness of Transaction Consideration to be paid, from a financial point of view, to the Company's stockholders and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into by New Frontier or any other person in connection with the Transaction or otherwise.

        Avondale Partners, LLC ("Avondale"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, strategic alliances, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We became entitled to a fee upon delivery of our opinion to the Special Committee, which fee is not contingent upon the consummation of the Transaction. We will also receive an additional fee that is contingent on the consummation of the Merger. In addition, the Company has agreed to pay our reasonable out-of-pocket expenses, whether or not the Transaction is consummated, and to indemnify us for certain liabilities arising out of our engagement. Additionally, at the request of the Special Committee, we contacted, and had discussions with, a number of third parties to solicit indications of interest with respect to the purchase of all or part of the Company.

        In the ordinary course of its business, Avondale (as a market maker or otherwise) may trade or otherwise effect transactions in the equity securities of the Company, for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities and write research about such securities. During the two years preceding the date of this opinion, we have not been engaged by, performed any services for or received any compensation from the Company or any other parties to the Transaction other than any amounts paid to us under the letter agreement pursuant to which we were retained as a financial advisor to the Special Committee in connection with the Transaction and in its consideration of alternative transactions.

        This letter and the opinion stated herein are solely for the use of the Special Committee and may not be reproduced, summarized, excerpted from or otherwise publicly referred to in any manner without our prior written consent. Notwithstanding the foregoing, we hereby consent to the inclusion of the full text of our opinion and a summary thereof in any disclosure document or proxy statement relating to the Transaction that the Company is required to prepare and distribute to its stockholders under applicable federal and state securities laws, provided such summary is approved by us in advance in writing.

        We were engaged by the Special Committee to render this opinion in connection with the Special Committee's discharge of its fiduciary obligations. This letter and the opinion stated herein are not intended to be and do not constitute a recommendation to the Special Committee as to whether or how the Special Committee should vote on the Transaction or to any stockholder of the Company as to whether to tender shares of Common Stock pursuant to the Tender Offer and/or as to how to vote in connection with the Transaction. We express no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of the Company, or any class of such persons relative to the Transaction Consideration to be received by the holders of the Common Stock in the Transaction or with respect to the fairness of such compensation.

        This opinion has been reviewed and approved by a fairness committee of Avondale.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof and based upon conditions as they currently exist, the Transaction Consideration to be received by the holders of the Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Sincerely,
AVONDALE PARTNERS, LLC